Exhibit 99.1

POSCO

and Subsidiaries

Consolidated Financial Statements

December 31, 2020 and 2019

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Opinion

We have audited the consolidated financial statements of POSCO and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2020 and 2019, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (“KSAs“). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2020. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(a) Assessment of goodwill impairment in the POSCO INTERNATIONAL Corporation cash generating unit

As described in note 15 to the consolidated financial statements, goodwill amounted to ~~W~~903,893 million as of December 31, 2020, which includes goodwill allocated to the cash generating unit (“CGU”) of POSCO INTERNATIONAL Corporation in the amount of ~~W~~762,816 million. The Company recognized impairment loss on goodwill allocated to the CGU of POSCO INTERNATIONAL Corporation of ~~W~~188,619 million during the year ended December 31, 2020.

As described in note 15(c) to the consolidated financial statements, the Company performed goodwill impairment test for POSCO INTERNATIONAL Corporation CGU by estimating its value-in-use. In estimating the value-in-use, management’s judgment is involved in determining the key assumptions such as discount rate, terminal growth rate and estimated sales that have significant impacts on the estimated value-in-use. Considering significant degree of judgment in estimating value-in-use and the likelihood of existence of management bias, we identified assessment of goodwill impairment related to POSCO INTERNATIONAL Corporation CGU as a key audit matter.

The primary procedures we performed to address this key audit matter included the following:

•	Testing certain internal controls over the Company’s goodwill impairment assessment process;

•

Evaluating the key assumptions (including estimated sales) used to determine the value-in -use by comparison with the latest financial budgets approved by the Board of Directors, historical performance and industry reports;

•	Comparing the future cash flows forecasts prepared in prior year with the current year’s performance to assess the Company’s ability to accurately forecast;

•

Performing sensitivity analysis on the discount rate, terminal growth rate and estimated sales applied to assess the impact of changes in these key assumptions on the results of management’s impairment assessment;

•	Assessing the qualification and objectivity of the external institution engaged by the Company to assess the value-in-use of the POSCO INTERNATIONAL Corporation CGU;

•

Engaging our valuation specialists to assist us in evaluating the discount rate used in the valuation by comparing it against a discount rate that was independently developed using observable information for comparable entities; and

•	Engaging our valuation specialists to assist us in evaluating estimated sales and terminal growth rate by comparing them with observable information for comparable entities.

(b) Estimation of percentage-of-completion by the input method

As described in notes 3 (“Construction work in progress” and “Revenue from contracts with customers”), 28 and 29 to the consolidated financial statements, revenue from construction contract amounted to ~~W~~6,551,564 million, which was approximately 11% of consolidated sales for the year ended December 31, 2020. In connection with the Company’s production-to-order revenue transactions, when the outcome of a construction contract can be estimated reliably, the Company recognizes contract revenues and contract costs over time based on the percentage-of-completion method. The percentage-of-completion is calculated based on the ratio of contract costs incurred for work performed to date excluding costs incurred that do not contribute to the progress in satisfying the Company’s performance obligation.

Construction contracts generally have a long-term duration, and the total contract costs are estimated based on estimated future expenditures for materials, labor, outsourced services and others which are expected to be incurred during the construction period. Considering the impact on revenue recognition from the uncertainty in connection with the long-term contracts and changes in estimated costs, we identified estimation of percentage-of-completion by the input method as a key audit matter.

The primary procedures we performed to address this key audit matter included the following:

•	Inspecting the documents prepared by the person in charge of construction field regarding rationale, reliability and the results of the estimated total contract costs for major construction projects;

•	Inquiring the person in charge of construction field and inspecting documents as to the cause of significant changes in total contract cost for contracts with such changes;

•	Inquiring the person in charge of construction field and inspecting documents as to the cause of significant differences between estimated total cost and the actual total cost for completed projects;

•

For selected samples, assessing the timing and whether contract costs incurred that are used for calculation of percentage-of-completion have excluded costs incurred that do not contribute to the progress in satisfying the Company’s performance obligation through inspection of supporting documentation; and

•	Inspecting documents as to the cause of slow progress in the percentage-of-completion compared to the time elapsed of the major construction projects.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Se Hong Choi.

Seoul, Korea

March 4, 2021

This report is effective as of March 4, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any

POSCO and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2020 and 2019

(in millions of Won)	Notes	December 31, 2020		December 31, 2019
Assets
Cash and cash equivalents	4,5,23	~~W~~	4,754,644	3,514,872
Trade accounts and notes receivable, net	6,17,23,29,37		8,120,619	9,078,351
Other receivables, net	7,23,37		1,494,239	1,581,517
Other short-term financial assets	8,23		11,709,209	8,996,049
Inventories	9		9,051,790	10,920,320
Current income tax assets	35		49,481	45,930
Assets held for sale	10		34,210	74,158
Other current assets	16		616,623	631,177

Total current assets			35,830,815	34,842,374

Long-term trade accounts and notes receivable, net	6,23		86,423	198,785
Other receivables, net	7,23,37		1,195,962	1,140,879
Other long-term financial assets	8,23		1,561,807	1,669,389
Investments in associates and joint ventures	11		3,876,249	3,927,755
Investment property, net	13		994,781	878,227
Property, plant and equipment, net	14,33		29,400,141	29,925,973
Goodwill and other Intangible assets, net	15,33		4,449,432	4,908,473
Defined benefit assets, net	21		86,149	4,280
Deferred tax assets	35		1,335,154	1,237,285
Other non-current assets	16		270,060	325,241

Total non-current assets			43,256,158	44,216,287

Total assets		~~W~~	79,086,973	79,058,661

See accompanying notes to the consolidated financial statements

POSCO and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2020 and 2019

(in millions of Won)	Notes	December 31, 2020		December 31, 2019
Liabilities
Trade accounts and notes payable	23,37	~~W~~	3,755,513	3,422,922
Short-term borrowings and current installments of long-term borrowings	4,17,23		8,677,529	8,548,212
Other payables	18,23		1,845,266	1,879,508
Other short-term financial liabilities	19,23,37		141,404	77,827
Current income tax liabilities	35		366,476	396,616
Liabilities directly associated with the assets held for sale			25	8
Provisions	20		443,273	360,495
Other current liabilities	22,29		1,625,482	1,638,102

Total current liabilities			16,854,968	16,323,690

Long-term trade accounts and notes payable	23,37		22,323	20,067
Long-term borrowings, excluding current installments	4,17,23		11,820,078	11,893,401
Other payables	18,23		558,924	585,129
Other long-term financial liabilities	19,23		133,588	31,494
Defined benefit liabilities, net	21		141,785	181,011
Deferred tax liabilities	35		1,320,726	1,691,498
Long-term provisions	20		522,969	458,154
Other non-current liabilities	22		37,020	79,510

Total non-current liabilities			14,557,413	14,940,264

Total liabilities			31,412,381	31,263,954

Equity
Share capital	24		482,403	482,403
Capital surplus	24		1,310,547	1,376,251
Hybrid bonds	25		199,384	199,384
Reserves	26		(1,380,918)	(1,157,980)
Treasury shares	27		(2,391,523)	(1,508,303)
Retained earnings			46,111,457	45,080,117

Equity attributable to owners of the controlling company			44,331,350	44,471,872
Non-controlling interests	25		3,343,242	3,322,835

Total equity			47,674,592	47,794,707

Total liabilities and equity		~~W~~	79,086,973	79,058,661

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2020 and 2019

(in millions of Won, except per share information)	Notes	2020		2019
Revenue	28,29,37	~~W~~	57,792,796	64,366,848
Cost of sales	29,31,34,37		(53,072,390)	(58,116,495)

Gross profit			4,720,406	6,250,353
Selling and administrative expenses	30,34
Reversal of (impairment loss) on trade accounts and notes receivable	23		(829)	28,105
Other administrative expenses	31		(1,939,602)	(2,041,286)
Selling expenses			(376,940)	(368,318)

Operating profit			2,403,035	3,868,854
Share of profit of equity-accounted investees, net	11		133,297	273,741
Finance income and costs	23,32
Finance income			2,677,499	1,872,143
Finance costs			(2,892,402)	(2,242,063)
Other non-operating income and expenses	33
Impairment loss on other receivables	23		(53,105)	(80,323)
Other non-operating income			402,336	450,891
Other non-operating expenses	34		(645,574)	(1,089,965)

Profit before income tax			2,025,086	3,053,278
Income tax expense	35		(236,934)	(1,070,641)

Profit			1,788,152	1,982,637
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	21		36,575	(117,152)
Net changes in fair value of equity investments at fair value through other comprehensive income	23		(77,627)	(10,541)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			(28,609)	66,134
Foreign currency translation differences			(147,956)	208,117
Gains or losses on valuation of derivatives	23		(331)	(90)

Other comprehensive income (loss), net of tax			(217,948)	146,468

Total comprehensive income		~~W~~	1,570,204	2,129,105

Profit attributable to:
Owners of the controlling company		~~W~~	1,602,148	1,835,087
Non-controlling interests			186,004	147,550

Profit		~~W~~	1,788,152	1,982,637

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	1,415,132	1,997,731
Non-controlling interests			155,072	131,374

Total comprehensive income		~~W~~	1,570,204	2,129,105

Basic and diluted earnings per share (in Won)	36		20,165	22,823

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020 and 2019

(in millions of Won)	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained		controlling
	capital		surplus	bonds	Reserves	shares	earnings	Subtotal	interests	Total
Balance as of January 1, 2019	~~W~~	482,403	1,410,551	199,384	(1,404,368)	(1,532,728)	44,216,018	43,371,260	3,388,291	46,759,551
Comprehensive income:
Profit		—	—	—	—	—	1,835,087	1,835,087	147,550	1,982,637
Other comprehensive income (loss)									—	—
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(100,218)	(100,218)	(16,934)	(117,152)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	58,308	—	—	58,308	7,826	66,134
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	10,228	—	(20,769)	(10,541)	—	(10,541)
Foreign currency translation differences, net of tax		—	—	—	215,181	—	—	215,181	(7,064)	208,117
Gain or losses on valuation of derivatives, net of tax		—	—	—	(86)	—	—	(86)	(4)	(90)

Total comprehensive income		—	—	—	283,631	—	1,714,100	1,997,731	131,374	2,129,105

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(400,006)	(400,006)	(60,274)	(460,280)
Interim dividends		—	—	—	—	—	(480,694)	(480,694)	—	(480,694)
Changes in subsidiaries		—	—	—	—	—	—	—	1,281	1,281
Changes in ownership interests in subsidiaries		—	(48,538)	—	—	—	—	(48,538)	(128,587)	(177,125)
Interest of hybrid bonds		—	—	—	—	—	(9,200)	(9,200)	(7,294)	(16,494)
Disposal of treasury shares		—	12,576	—	—	24,425	—	37,001	—	37,001
Others		—	1,662	—	(37,243)	—	39,899	4,318	(1,956)	2,362

Total transactions with owners of the controlling company		—	(34,300)	—	(37,243)	24,425	(850,001)	(897,119)	(196,830)	(1,093,949)

Balance as of December 31, 2019	~~W~~	482,403	1,376,251	199,384	(1,157,980)	(1,508,303)	45,080,117	44,471,872	3,322,835	47,794,707

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2020 and 2019

(in millions of Won)	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained		controlling
	capital		surplus	bonds	Reserves	shares	earnings	Subtotal	interests	Total
Balance as of January 1, 2020	~~W~~	482,403	1,376,251	199,384	(1,157,980)	(1,508,303)	45,080,117	44,471,872	3,322,835	47,794,707
Comprehensive income:
Profit		—	—	—	—	—	1,602,147	1,602,147	186,005	1,788,152
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	44,704	44,704	(8,129)	36,575
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	(16,760)	—	—	(16,760)	(11,849)	(28,609)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(74,210)	—	(3,417)	(77,627)	—	(77,627)
Foreign currency translation differences, net of tax		—	—	—	(137,071)	—	—	(137,071)	(10,885)	(147,956)
Gain or losses on valuation of derivatives, net of tax		—	—	—	(261)	—	—	(261)	(70)	(331)

Total comprehensive income		—	—	—	(228,302)	—	1,643,434	1,415,132	155,072	1,570,204

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(320,462)	(320,462)	(60,517)	(380,979)
Interim dividends		—	—	—	—	—	(277,723)	(277,723)	—	(277,723)
Changes in subsidiaries		—	—	—	—	—	—	—	22,303	22,303
Changes in ownership interests in subsidiaries		—	(27,716)	—	—	—	—	(27,716)	162,674	134,958
Repayment of redeemable convertible preferred shares		—	(33,581)	—	—	—	—	(33,581)	(245,000)	(278,581)
Interest of hybrid bonds		—	—	—	—	—	(9,225)	(9,225)	(7,354)	(16,579)
Acquisition of treasury shares		—	—	—	—	(883,220)	—	(883,220)	—	(883,220)
Others		—	(4,407)	—	5,364	—	(4,684)	(3,727)	(6,771)	(10,498)

Total transactions with owners of the controlling company		—	(65,704)	—	5,364	(883,220)	(612,094)	(1,555,654)	(134,665)	(1,690,319)

Balance as of December 31, 2020	~~W~~	482,403	1,310,547	199,384	(1,380,918)	(2,391,523)	46,111,457	44,331,350	3,343,242	47,674,592

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(in millions of Won)	Notes	2020		2019
Cash flows from operating activities
Profit		~~W~~	1,788,152	1,982,637
Adjustments for:
Depreciation			3,156,181	3,029,868
Amortization			465,558	431,247
Finance income			(1,185,934)	(855,382)
Finance costs			1,390,983	1,197,705
Income tax expense			236,934	1,070,641
Impairment loss on property, plant and equipment			27,040	442,700
Gain on disposal of property, plant and equipment			(15,548)	(49,367)
Loss on disposal of property, plant and equipment			142,126	120,227
Impairment loss on goodwill and other intangible assets			197,776	191,021
Gain on disposal of investments in subsidiaries, associates and joint ventures			(88,836)	(27,836)
Loss on disposal of investments in subsidiaries, associates and joint ventures			14,632	6,539
Share of profit of equity-accounted investees			(133,297)	(273,741)
Impairment loss on assets held for sale			5,030	38,328
Expenses related to post-employment benefit			248,324	240,425
Impairment loss on trade and other receivables			53,934	52,218
Loss on valuation of inventories			54,014	96,201
Increase to provisions			184,984	76,538
Others, net			(21,076)	(38,463)

			4,732,825	5,748,869

Changes in operating assets and liabilities	39		2,803,586	(40,789)
Interest received			368,539	320,336
Interest paid			(624,399)	(760,175)
Dividends received			267,923	266,774
Income taxes paid			(650,889)	(1,512,997)

Net cash provided by operating activities		~~W~~	8,685,737	6,004,655

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

(in millions of Won)	Notes	2020		2019
Cash flows from investing activities
Acquisitions of short-term financial instruments			~~W~~ (43,307,727)	(36,063,406)
Proceeds from disposal of short-term financial instruments			40,500,759	35,415,822
Increase in loans			(329,236)	(450,638)
Collection of loans			138,270	398,838
Acquisitions of securities			(338,063)	(296,827)
Proceeds from disposal of securities			448,125	62,492
Acquisitions of investment in associates and joint ventures			(141,785)	(160,404)
Proceeds from disposal of investment in associates and joint ventures			18,401	16,458
Acquisitions of investment property			(976)	(19,344)
Proceeds from disposal of investment property			250	12,057
Acquisitions of property, plant and equipment			(3,154,412)	(2,519,219)
Proceeds from disposal of property, plant and equipment			(42,530)	51,800
Acquisitions of intangible assets			(300,645)	(299,587)
Proceeds from disposal of intangible assets			79,011	24,161
Proceeds from disposal of assets held for sale			37,680	67,246
Collection of lease receivables			61,567	56,889
Payment for acquisition of business, net of cash acquired			—	(37,345)
Cash received from disposal of business, net of cash transferred			77,488	45,360
Others, net			(5,442)	12,788

Net cash used in investing activities			(6,259,265)	(3,682,859)

Cash flows from financing activities	39
Proceeds from borrowings			4,410,387	5,646,977
Repayment of borrowings			(3,644,057)	(3,746,845)
Proceeds from (repayment of) short-term borrowings, net			35,525	(2,194,727)
Capital contribution from non-controlling interests			176,062	29,475
Payment of cash dividends			(659,145)	(946,218)
Acquisition of treasury shares			(883,219)	—
Payment of interest of hybrid bonds			(16,539)	(16,494)
Repayment of lease liabilities			(217,312)	(167,427)
Repayment of redeemable convertible preferred shares			(278,581)	—
Others, net			(13,989)	(116,920)

Net cash used in financing activities			(1,090,868)	(1,512,179)

Effect of exchange rate fluctuation on cash held			(95,272)	61,764

Net increase in cash and cash equivalents			1,240,332	871,381
Cash and cash equivalents at beginning of the period	5		3,515,246	2,643,865

Cash and cash equivalents at end of the period	5,10	~~W~~	4,755,578	3,515,246

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2020 and 2019

1. General Information

General information about POSCO, its 34 domestic subsidiaries including POSCO ENGINEERING & CONSTRUCTION CO., LTD., 132 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 132 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since June 10, 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through five of its overseas liaison offices.

As of December 31, 2020, POSCO’s shareholders are as follows:

Shareholder’s name	Number of shares	Ownership (%)
National Pension Service	10,247,183	11.75
BlackRock Fund Advisors(*1,2,3)	4,555,963	5.23
Nippon Steel Corporation(*1)	2,894,712	3.32
KB Financial Group Inc. and subsidaries(*2)	1,817,635	2.08
GIC Private Limited	1,718,369	1.97
Others	65,952,973	75.65

	87,186,835	100

(*1)	Includes American Depository Receipts (ADRs) of POSCO, each of which represents 0.25 share of POSCO’s common share which has par value of ~~W~~5,000 per share.
(*2)	Includes shares held by subsidiaries and others.
(*3)	The number of shares held by the shareholder based on the information in the status report of large-scale shareholders filed with Korea Exchange on June 1, 2020.

As of December 31, 2020, the shares of POSCO are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchange.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(b)	Consolidated subsidiaries

Details of consolidated subsidiaries as of December 31, 2020 and 2019 are as follows:

		Ownership (%)
		December 31, 2020			December 31, 2019
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Domestic]
POSCO ENGINEERING & CONSTRUCTION., CO., LTD.	Engineering and construction	52.80	—	52.80	52.80	—	52.80	Pohang
POSCO COATED & COLOR STEEL Co., Ltd.	Coated steel manufacturing	56.87	—	56.87	56.87	—	56.87	Pohang
POSCO ICT	Computer hardware and software distribution	65.38	—	65.38	65.38	—	65.38	Pohang
POSCO Research Institute	Economic research and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO O&M CO.,Ltd. (formerly, POSMATE)	Business facility maintenance	47.17	52.83	100.00	47.17	52.83	100.00	Seoul
POSCO A&C	Architecture and consulting	45.66	54.34	100.00	45.66	54.34	100.00	Seoul
POSCO Venture Capital Co., Ltd.	Investment in venture companies	95.00	—	95.00	95.00	—	95.00	Pohang
eNtoB Corporation	Electronic commerce	7.50	59.94	67.44	7.50	53.63	61.13	Seoul
POSCO CHEMICAL CO., LTD. (formerly, POSCO CHEMTECH)	Refractories manufacturing and sales	61.26	—	61.26	61.26	—	61.26	Pohang
POSCO-Terminal Co., Ltd.	Transporting and warehousing	51.00	—	51.00	51.00	—	51.00	Gwangyang
POSCO M-TECH	Packing materials manufacturing and sales	48.85	—	48.85	48.85	—	48.85	Pohang
POSCO ENERGY CO., LTD.	Generation of electricity	100.00	—	100.00	100.00	—	100.00	Seoul
PNR	Steel by product manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Pohang
Future Creation Fund Postech Early Stage account	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
POSCO WOMAN’S FUND	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
SPH Co, LTD.	House manufacturing and management	—	100.00	100.00	—	100.00	100.00	Incheon
POSCO Group University	Education service and real estate business	100.00	—	100.00	100.00	—	100.00	Incheon
Growth Ladder POSCO K-Growth Global Fund	Investment in venture companies	—	50.00	50.00	—	50.00	50.00	Pohang
2015 POSCO New technology II Fund	Investment in venture companies	—	25.00	25.00	—	25.00	25.00	Pohang
POSCO Research & Technology	Intellectual Property Services and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
TANCHEON E&E (formerly, POSCO E&E)	Refuse derived fuel and power generation	—	100.00	100.00	—	100.00	100.00	Seoul
POSCO Humans	Construction	75.49	24.51	100.00	75.49	24.51	100.00	Pohang
Mapo Hibroad Parking Co., Ltd.	Construction	—	71.00	71.00	—	71.00	71.00	Seoul
Busan E&E Co., Ltd.	Refuse derived fuel and power generation	70.00	—	70.00	70.00	—	70.00	Busan
POSCO INTERNATIONAL Corporation (formerly, POSCO DAEWOO Corporation)	Trading, energy & resource development and others	62.91	0.03	62.94	62.91	0.03	62.94	Incheon
Pohang Scrap Recycling Distribution Center Co., Ltd.	Steel processing and sales	—	51.00	51.00	—	51.00	51.00	Pohang
Suncheon Eco Trans Co. LTD	Train manufacturing and management	100.00	—	100.00	100.00	—	100.00	Suncheon
Songdo Development PMC (Project Management Company) LLC.	Housing business agency	—	100.00	100.00	—	100.00	100.00	Incheon
Korea Fuel Cell	Fuel cell	—	100.00	100.00	—	100.00	100.00	Pohang
POSCO GEM fund no1	Investment in venture companies	98.81	1.19	100.00	98.81	1.19	100.00	Pohang
POSCO SPS CORPORATION	STC, TMC, Plate manufacturing and sales	—	100.00	100.00	—	—	—	Cheonan
P&O Chemical Co., Ltd.	Chemical production	—	51.00	51.00	—	—	—	Gwangyang
Posco New Growth	Investment in venture companies	88.89	11.11	100.00	—	—	—	Seoul
IMP Fund I	Investment in venture companies	98.04	—	98.04	—	—	—	Pohang
POSCO Family Strategy Fund	Investment in venture companies	—	—	—	69.91	30.09	100.00	Pohang
PSC Energy Global Co., Ltd.	Investment in energy industry	—	—	—	—	100.00	100.00	Pohang

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

	Principal operations	Ownership (%)
		December 31, 2020			December 31, 2019
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO America Corporation	Steel trading	99.45	0.55	100.00	99.45	0.55	100.00	USA
POSCO AUSTRALIA PTY LTD	Raw material sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	100.00	—	100.00	100.00	—	100.00	Canada
POSCAN Elkview	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO Asia Co., Ltd.	Steel and raw material trading	100.00	—	100.00	100.00	—	100.00	China
POSCO-CTPC Co., Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	China
POSCO E&C Vietnam Co., Ltd.	Steel structure manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO (ZHANGJIAGANG) STAINLESS STEEL CO.,LTD.	Stainless steel manufacturing and sales	58.60	23.88	82.48	58.60	23.88	82.48	China
POSCO (Thailand) Company Limited	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Thailand
POSCO-MKPC SDN BHD	Steel manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing and sales	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-China Qingdao Processing Center Co., Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	China
POS-ORE PTY LTD	Iron ore sales and sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-China Holding Corp.	Holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO JAPAN Co., Ltd.	Steel trading	100.00	—	100.00	100.00	—	100.00	Japan
POS-CD PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POS-GC PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-India Private Limited	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	India
POSCO-India Pune Processing Center. Pvt. Ltd.	Steel manufacturing and sales	65.00	—	65.00	65.00	—	65.00	India
POSCO Japan PC CO.,LTD	Steel manufacturing and sales	—	86.12	86.12	—	86.12	86.12	Japan
POSCO-CFPC Co., Ltd.	Steel manufacturing and sales	39.60	60.40	100.00	39.60	60.40	100.00	China
POSCO E&C CHINA Co., Ltd.	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	China
POSCO MPPC S.A. de C.V.	Steel manufacturing and sales	21.02	75.29	96.31	21.02	75.29	96.31	Mexico
Zhangjigang Pohang Port Co., Ltd.	Loading and unloading service	—	100.00	100.00	—	100.00	100.00	China
POSCO-VIETNAM Co., Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Vietnam
POSCO MEXICO S.A. DE C.V.	Automotive steel sheet manufacturing and sales	83.28	14.88	98.16	83.28	14.88	98.16	Mexico
POSCO-Poland Wroclaw Processing Center Sp. z o. o.	Steel manufacturing and sales	60.00	—	60.00	60.00	—	60.00	Poland
POS-NP PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO DAEWOO WAIGAOQIAO SHANGHAI CO., LTD	Intermediary trade & bonded warehouse operation	—	100.00	100.00	—	100.00	100.00	China
PT. Bio Inti Agrindo	Forest resources development	—	85.00	85.00	—	85.00	85.00	Indonesia
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA (POSCO E&C AUSTRALIA) PTY LTD	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.	Steel manufacturing and sales	50.00	10.00	60.00	50.00	10.00	60.00	China
POSCO Thainox Public Company Limited	STS cold-rolled steel manufacturing and sales	74.56	—	74.56	84.39	—	84.39	Thailand
Hunchun Posco Hyundai Logistics	Logistics	—	80.00	80.00	—	80.00	80.00	China
POSCO INTERNATIONAL VIETNAM CO.,LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO(Chongqing) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.	Component manufacturing and sales	84.85	15.15	100.00	84.85	15.15	100.00	China
PT.KRAKATAU POSCO CHEMICAL CALCINATION (formerly, PT Krakatau Posco Chemtech Calcination)	Quicklime manufacturing and sales	—	80.00	80.00	—	80.00	80.00	Indonesia
POSCO AFRICA (PROPRIETARY) LIMITED	Mine development	100.00	—	100.00	100.00	—	100.00	South Africa
POSCO ICT BRASIL	IT service and engineering	—	100.00	100.00	—	100.00	100.00	Brazil
POSCO Center Beijing	Real estate development, rental and management	—	100.00	100.00	—	100.00	100.00	China
POSCO AMERICA COMERCIALIZADORA S DE RL DE CV	Steel sales	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO(Guangdong) Automotive Steel Co., Ltd.	Steel manufacturing and sales	83.64	10.00	93.64	83.64	10.00	93.64	China
POSCO-Malaysia SDN. BHD.	Steel manufacturing and sales	81.79	13.63	95.42	81.79	13.63	95.42	Malaysia
PT KRAKATAU BLUE WATER	Wastewater treamtment facilities operation and maintenance	—	67.00	67.00	—	67.00	67.00	Indonesia
POSCO INTERNATIONAL MYANMAR CO.,LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
POSCO-Italy Processing Center	Stainless steel sheet manufacturing and sales	88.89	11.11	100.00	88.89	11.11	100.00	Italy
Myanmar POSCO C&C Company, Limited.	Steel manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Myanmar
POSCO ICT VIETNAM	IT service and electric control engineering	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO INTERNATIONAL GLOBAL DEVELOPMENT PTE.LTD. (formerly, Daewoo Global Development Pte., Ltd)	Real estate development	—	75.00	75.00	—	81.51	81.51	Singapore
Myanmar POSCO Engineering & Construction Company, Limited.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Myanmar
POS-Minerals Corporation	Mine development management and sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO(Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO Engineering and Construction India Private Limited	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	India
POSCO COATED STEEL (THAILAND) CO., LTD.	Automotive steel sheet manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Thailand

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

	Principal operations	Ownership (%)
		December 31, 2020			December 31, 2019
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO INTERNATIONAL AMARA Co., Ltd.	Real estate development	—	85.00	85.00	—	85.00	85.00	Myanmar
POSMATE-CHINA CO., LTD	Business facility maintenance	—	100.00	100.00	—	100.00	100.00	China
POSCO-Mexico Villagran Wire-rod Processing Center	Steel manufacturing and sales	56.75	10.00	66.75	56.75	10.00	66.75	Mexico
POSCO ChengDu Processing Center	Steel manufacturing and sales	33.00	10.00	43.00	33.00	10.00	43.00	China
POSCO SUZHOU PROCESSING CENTER CO., LTD.	Steel manufacturing and sales	30.00	70.00	100.00	30.00	70.00	100.00	China
POSCO E&C SMART S DE RL DE CV	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO Philippine Manila Processing Center, Inc.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Philippines
POSCO E&C HOLDINGS CO.,Ltd.	Holding company	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO INTERNATIONAL POWER (PNGLAE) LTD.	Electricity production	—	100.00	100.00	—	100.00	100.00	Papua New Guinea
PT.Krakatau Posco Social Enterprise	Social enterprise	—	100.00	100.00	—	100.00	100.00	Indonesia
Ventanas Philippines Construction Inc	Construction	—	100.00	100.00	—	100.00	100.00	Philippines
POSCO E&C Mongolia	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Mongolia
SANPU TRADING Co., Ltd.	Raw material trading	—	70.04	70.04	—	70.04	70.04	China
Zhangjiagang BLZ Pohang International Trading	Steel Intermediate trade	—	100.00	100.00	—	100.00	100.00	China
POSCO RU Limited Liability Company	Trade and business development	100.00	—	100.00	100.00	—	100.00	Russia
GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	Rice processing	—	60.00	60.00	—	60.00	60.00	Myanmar
POSCO ICT-China Co., Ltd	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
Pos-Sea Pte Ltd	Steel Intermediate trade	—	100.00	100.00	—	100.00	100.00	Singapore
POSCO Europe Steel Distribution Center	Logistics & Steel sales	50.00	20.00	70.00	50.00	20.00	70.00	Slovenia
POSCO ENGINEERING (THAILAND) CO., LTD.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO VST CO., LTD.	Stainless steel sheet manufacturing and sales	95.65	—	95.65	95.65	—	95.65	Vietnam
POSCO INTERNATIONAL UKRAINE, LLC.	Grain sales	—	100.00	100.00	—	100.00	100.00	Ukraine
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory materials sales & furnace maintenance	—	51.00	51.00	—	51.00	51.00	China
POSCO Maharashtra Steel Private Limited	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	India
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	Steel manufacturing and sales	93.34	1.98	95.32	93.34	1.98	95.32	India
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Turkey
POSCO Vietnam Processing Center. Co.,Ltd	Steel manufacturing and sales	83.54	5.29	88.83	83.54	5.29	88.83	Vietnam
POSCO(Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing and sales	70.51	21.69	92.20	65.00	20.00	85.00	Indonesia
PT.MRI	Mine development	65.00	—	65.00	65.00	—	65.00	Indonesia
POSCO TMC INDIA PRIVATE LIMITED	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	India
POSCO AMERICA ALABAMA PROCESSING CENTER CO., LTD.	Steel manufacturing and sales	—	97.80	97.80	—	97.80	97.80	USA
POSCO(Yantai) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY (Formerly, POSCO SS VINA JOINT STOCK COMPANY)	Steel manufacturing and sales	51.00	—	51.00	100.00	—	100.00	Vietnam
PT.POSCO ICT INDONESIA	IT service and electric control engineering	—	66.99	66.99	—	66.99	66.99	Indonesia
POSCO NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO WA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO AUSTRALIA GP PTY LIMITED	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO INTERNATIONAL POWER(PNGPOM) LTD.	Electricity production	—	100.00	100.00	—	100.00	100.00	Papua New Guinea
PT. KRAKATAU POSCO ENERGY	Electricity production construction and operation	—	90.00	90.00	—	90.00	90.00	Indonesia
POSCO INTERNATIONAL AMERICA CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	USA
POSCO INTERNATIONAL Deutschland GMBH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
POSCO INTERNATIONAL JAPAN CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
POSCO INTERNATIONAL SINGAPORE PTE. LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore
POSCO INTERNATIONAL ITALIA S.R.L.	Trading business	—	100.00	100.00	—	100.00	100.00	Italy
POSCO INTERNATIONAL (CHINA) CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	China
POSCO INTERNATIONAL TEXTILE LLC.	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY. LTD.	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO MAURITIUS LIMITED	Coal development and sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU POSCO	Steel manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Indonesia
POSCO INTERNATIONAL MEXICO S.A DE C.V.	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO INTERNATIONAL MALAYSIA SDN BHD	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

	Principal operations	Ownership (%)
		December 31, 2020			December 31, 2019
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
PT.POSCO INDONESIA INTI	Mine development	100.00	—	100.00	100.00	—	100.00	Indonesia
POSCO INTERNATIONAL SHANGHAI CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	China
PGSF, L.P.	Investment in bio tech Industry	—	100.00	100.00	—	100.00	100.00	USA
POSCO INTERNATIONAL INDIA PVT. LTD	Trading business	—	100.00	100.00	—	100.00	100.00	India
POSCO(Dalian) IT Center Development Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	China
PT. POSCO E&C INDONESIA	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Indonesia
HUME COAL PTY LTD	Raw material manufacturing	—	100.00	100.00	—	100.00	100.00	Australia
Brazil Sao Paulo Steel Processing Center	Steel manufacturing and sales	—	76.00	76.00	—	76.00	76.00	Brazil
DAESAN (CAMBODIA) Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	Cambodia
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	Construction	—	100.00	100.00	—	100.00	100.00	Brazil
POSCO ASSAN TST STEEL INDUSTRY	Steel manufacturing and sales	60.00	10.00	70.00	60.00	10.00	70.00	Turkey
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	Hongkong
JB CLARK HILLS	Apartment construction	—	70.00	70.00	—	70.00	70.00	Philippines
POS-LT Pty Ltd	Lithium mining investment	—	100.00	100.00	—	100.00	100.00	Australia
ZHEJIANG POSCO-HUAYOU ESM CO., LTD	Anode material manufacturing	60.00	—	60.00	60.00	—	60.00	China
POSCO Argentina S.A.U.	Mineral exploration/manufacturing/sales	100.00	—	100.00	100.00	—	100.00	Argentina
GRAIN TERMINAL HOLDING PTE. LTD.	Trade	—	75.00	75.00	—	75.00	75.00	Singapore
Mykolaiv Milling Works PJSC.	Grain trading	—	100.00	100.00	—	100.00	100.00	Ukraine
Yuzhnaya Stevedoring Company Limited LLC.	Cargo handling	—	100.00	100.00	—	100.00	100.00	Ukraine
Posco International (Thailand) Co., Ltd.	Trade	—	100.00	100.00	—	—	—	Singapore
PT POSCO INTERNATIONAL INDONESIA	Trade	—	100.00	100.00	—	—	—	Canada
PEC POWERCON SDN. BHD.	Construction and engineering service	—	100.00	100.00	—	—	—	South Africa
POSCO CHEMICAL Free Zone Enterprise	Refractory Construction	—	100.00	100.00	—	—	—	Myanmar
Myanmar POSCO Steel Co., Ltd	Steel manufacturing and sales	—	—	—	—	70.00	70.00	Myanmar
LA-SRDC	Scrap manufacturing	—	—	—	—	100.00	100.00	USA
POSCO China Dalian Plate Processing Center Co., Ltd.	Plate manufacturing and sales	—	—	—	79.52	11.70	91.22	China

The controlling company’s investment in the subsidiaries decreased by ~~W~~27,716 million (POSCO Thainox Public Company Limited and others) and ~~W~~48,538 million (POSCO CHEMICAL CO., LTD. and others)in 2020 and 2019, respectively, as a result of changes in the Company’s ownership interests in subsidiaries that did not result in a loss of control.

POSCO received dividends of ~~W~~93,674 million and ~~W~~100,582 million from its subsidiaries in aggregate in 2020 and 2019, respectively.

As of December 31, 2020, there are no restrictions on the ability of subsidiaries to transfer funds to the controlling company, such as in the form of cash dividends, repayment of loans or payment of advances.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(c)	Summarized financial information of principal subsidiaries as of and for the years ended December 31, 2020 and 2019 are as follows:

1) December 31, 2020

(in millions of Won)
					Net income
Company	Assets	Liabilities	Equity	Sales	(loss)
[Domestic]
POSCO ENGINEERING & CONSTRUCTION., CO., LTD.	6,153,939	3,272,409	2,881,530	7,268,310	242,298
POSCO COATED & COLOR STEEL Co., Ltd.	463,458	238,481	224,977	870,212	4,503
POSCO ICT	673,669	304,016	369,653	942,950	13,289
POSCO A&C	87,422	56,353	31,069	153,605	4,816
eNtoB Corporation	111,897	64,745	47,152	606,432	1,246
POSCO CHEMICAL CO., LTD.	1,992,168	1,032,785	959,383	1,524,146	54,225
POSCO M-TECH	130,303	33,903	96,400	255,400	9,410
POSCO ENERGY CO., LTD.	3,815,748	2,522,350	1,293,398	1,446,576	128,986
POSCO INTERNATIONAL	7,205,951	4,184,237	3,021,714	19,224,845	203,975
POSCO SPS CORPORATION	680,006	118,357	561,649	673,694	8,389
[Foreign]
POSCO America Corporation	117,803	35,091	82,712	380,400	3,759
POSCO AUSTRALIA PTY LTD(*1)	611,146	27,217	583,929	94,357	25,769
POSCO Asia Co., Ltd.	2,005,836	1,806,421	199,415	3,397,863	(2,528)
POSCO-CTPC Co., Ltd.	96,217	48,052	48,165	233,512	3,998
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd. (formerly, Zhangjiagang Pohang Stainless Steel Co., LTD)	974,572	429,295	545,277	3,033,552	11,226
POSCO(Thailand) Company Limited	148,558	66,585	81,973	304,381	1,520
Qingdao Pohang Stainless Steel Co., Ltd.	159,973	50,499	109,474	339,284	2,170
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	343,038	197,279	145,759	786,412	5,621
POSCO-China Holding Corp.	756,300	272,061	484,239	275,069	(28,936)
POSCO JAPAN Co., Ltd.	560,796	385,749	175,047	1,320,360	8,945
POSCO-India Pune Processing Center. Pvt. Ltd.	112,679	86,539	26,140	267,423	2,608
POSCO Japan PC CO.,LTD	290,835	227,603	63,232	460,653	2,185
POSCO-CFPC Co., Ltd.	230,643	177,323	53,320	970,333	2,365
POSCO MPPC S.A. de C.V.	344,621	268,419	76,202	503,688	(331)
POSCO-VIETNAM Co., Ltd.	332,237	325,429	6,808	631,348	3,102
POSCO MEXICO S.A. DE C.V.	591,513	389,906	201,607	383,933	(11,292)
POSCO Thainox Public Company Limited	394,696	71,935	322,761	516,368	(1,049)
POSCO Center Beijing	414,377	270,997	143,380	36,974	2,962
POSCO COATED STEEL (THAILAND) CO., LTD.	349,932	269,367	80,565	284,450	(5,440)
POSCO INTERNATIONAL AMARA Co., Ltd.	297,229	322,196	(24,967)	25,851	(19,531)
POSCO VST CO., LTD.	248,677	212,482	36,195	472,181	(150)
POSCO Maharashtra Steel Private Limited	1,068,777	723,441	345,336	874,914	(25,464)
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	205,357	161,540	43,817	463,550	(369)
POSCO VIETNAM HOLDINGS CO., LTD	168,543	112,326	56,217	497,626	4,442
POSCO(Liaoning) Automotive Processing Center Co., Ltd.	97,827	59,437	38,390	232,309	1,508
POSCO SS VINA JOINT STOCK COMPANY (Formerly, POSCO SS VINA Co., Ltd.)	395,583	179,871	215,712	323,801	(17,515)
PT. KRAKATAU POSCO ENERGY	262,752	113,696	149,056	35,400	14,294
POSCO INTERNATIONAL AMERICA CORP.	312,286	241,556	70,730	1,224,752	5,592
POSCO INTERNATIONAL Deutschland GM BH	203,112	199,086	4,026	466,391	(6,994)
POSCO INTERNATIONAL JAPAN CORP.	158,083	153,844	4,239	663,297	(109)
POSCO INTERNATIONAL SINGAPORE PTE. LTD.	379,777	374,228	5,549	2,886,275	1,516
POSCO INTERNATIONAL ITALIA S.R.L.	131,484	122,135	9,349	515,133	(358)
POSCO INTERNATIONAL (CHINA) CO., LTD	47,311	31,453	15,858	218,521	38
PT. KRAKATAU POSCO	2,709,506	2,958,075	(248,569)	1,690,249	(204,617)
POSCO INTERNATIONAL MALAYSIA SDN BHD	58,015	55,497	2,518	246,135	(577)
POSCO INTERNATIONAL INDIA PVT. LTD	21,866	20,575	1,291	212,579	(3,436)
POSCO ASSAN TST STEEL INDUSTRY	512,360	573,495	(61,135)	475,749	124
POSCO AMERICA ALABAMA PROCESSING CENTER CO., LTD.	117,291	97,635	19,656	179,081	(5,975)
POSCO Argentina S.A.U.	351,318	2,607	348,711	76	(5,832)
POSCO-MKPC SDN BHD	101,862	58,909	42,953	165,752	1,781
POSCO INTERNATIONAL VIETNAM CO.,LTD.	26,248	23,480	2,768	221,603	118
POSCO INTERNATIONAL SHANGHAI CO.,LTD.	38,850	31,078	7,772	181,736	(1,046)

(*1)

Summarized financial information of POSCO AUSTRALIA PTY LTD, a subsidiary of POSCO, is based on its consolidated financial information. The financial information of the other entities is based on separate financial statements of each entity.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

2) December 31, 2019

(in millions of Won)
					Net income
Company	Assets	Liabilities	Equity	Sales	(loss)
[Domestic]
POSCO ENGINEERING & CONSTRUCTION., CO., LTD.	5,958,693	3,281,726	2,676,967	7,208,988	140,671
POSCO COATED & COLOR STEEL Co., Ltd.	473,495	253,073	220,422	889,445	2,914
POSCO ICT	663,898	300,681	363,217	936,990	38,093
POSCO A&C	93,312	65,404	27,908	138,970	(7,023)
eNtoB Corporation	137,719	91,008	46,711	730,138	3,525
POSCO CHEMICAL CO., LTD.	1,620,828	691,425	929,403	1,434,507	89,609
POSCO M-TECH	129,017	39,057	89,960	288,698	10,577
POSCO ENERGY CO., LTD.	3,727,698	2,315,695	1,412,003	1,801,518	344,591
POSCO INTERNATIONAL	7,721,111	4,811,992	2,909,119	22,743,722	191,704
[Foreign]
POSCO America Corporation	270,260	185,949	84,311	681,237	7,695
POSCO AUSTRALIA PTY LTD(*1)	525,674	30,233	495,441	132,777	48,739
POSCO Asia Co., Ltd.	2,306,971	2,092,353	214,618	3,919,012	11,841
POSCO-CTPC Co., Ltd.	121,611	77,675	43,936	266,850	(163)
Zhangjiagang Pohang Stainless Steel Co., Ltd.	954,443	424,039	530,404	3,179,627	(5,990)
POSCO(Thailand) Company Limited	137,645	51,996	85,649	365,442	4,219
Qingdao Pohang Stainless Steel Co., Ltd.	163,408	56,839	106,569	343,200	1,058

POSCO(Suzhou) Automotive Processing Center Co., Ltd.	385,615	246,372	139,243	673,615	(2,478)
POSCO-China Holding Corp.	744,392	235,628	508,764	349,949	(6,818)
POSCO JAPAN Co., Ltd.	638,404	467,906	170,498	1,628,409	10,377
POSCO-India Pune Processing Center. Pvt. Ltd.	153,725	127,832	25,893	430,024	(830)
POSCO Japan PC CO., LTD	318,364	256,682	61,682	536,541	4,985
POSCO-CFPC Co., Ltd.	266,715	216,078	50,637	837,034	521
POSCO MPPC S.A. de C.V.	391,266	309,850	81,416	672,946	(3,472)
POSCO-VIETNAM Co., Ltd.	394,873	390,671	4,202	716,375	(24,643)
POSCO MEXICO S.A. DE C.V.	632,575	406,958	225,617	519,211	(2,937)
POSCO Thainox Public Company Limited	448,344	103,903	344,441	570,702	(1,376)
POSCO Center Beijing	427,328	287,868	139,460	40,642	1,281
POSCO COATED STEEL (THAILAND) CO., LTD.	366,762	275,478	91,284	273,073	(10,899)
Daewoo Amara Company Limited	328,813	336,225	(7,412)	36,118	(20,692)
POSCO VST CO., LTD.	292,252	253,589	38,663	519,658	(601)
POSCO Maharashtra Steel Private Limited	1,274,997	871,876	403,121	1,386,699	(54,386)
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	291,373	243,140	48,233	694,976	(8,348)
POSCO VIETNAM HOLDINGS CO., LTD	167,952	112,485	55,467	425,051	3,244
POSCO(Liaoning) Automotive Processing Center Co., Ltd.	89,872	53,460	36,412	225,932	177
POSCO SS VINA JOINT STOCK COMPANY (Formerly, POSCO SS VINA Co., Ltd.)	793,954	783,510	10,444	536,175	(345,594)
PT. KRAKATAU POSCO ENERGY	292,028	143,349	148,679	36,660	11,840
POSCO INTERNATIONAL AMERICA CORP.	362,004	292,222	69,782	1,339,020	4,332
POSCO INTERNATIONAL Deutschland GMBH	260,141	249,494	10,647	596,700	(3,479)
POSCO INTERNATIONAL JAPAN CORP.	261,124	256,743	4,381	724,997	(4,512)
POSCO INTERNATIONAL SINGAPORE PTE. LTD.	352,191	347,773	4,418	2,283,058	388
POSCO INTERNATIONAL ITALIA S.R.L.	169,467	160,058	9,409	605,911	(1,394)
POSCO INTERNATIONAL (CHINA) CO., LTD	29,655	13,950	15,705	234,393	(22,274)
PT. KRAKATAU POSCO	3,044,553	3,101,386	(56,833)	1,894,694	(167,515)
POSCO DAEWOO MALAYSIA SDN. BHD.	27,898	24,685	3,213	443,328	(368)
POSCO INTERNATIONAL INDIA PVT. LTD	95,809	90,898	4,911	536,397	(3,327)
POSCO ASSAN TST STEEL INDUSTRY	558,027	623,205	(65,178)	505,673	(13,188)
POSCO AMERICA ALABAMA PROCESSING CENTER CO., LTD.	129,419	102,641	26,778	211,646	(6,130)
POSCO Argentina S.A.U.	375,838	2,277	373,561	—	(5,209)
POSCO-MKPC SDN BHD	121,985	78,619	43,366	197,453	1,474
POSCO INTERNATIONAL VIETNAM CO., LTD.	24,610	21,843	2,767	275,569	(663)
POSCO INTERNATIONAL SHANGHAI CO., LTD.	96,118	87,389	8,729	382,848	775

(*1)

Summarized financial information of POSCO AUSTRALIA PTY LTD, a subsidiary of POSCO, is based on its consolidated financial information. The financial information of the other entities is based on separate financial statements of each entity.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(d)	Details of non-controlling interests by entity as of and for the years ended December 31, 2020 and 2019 are as follows:

1) December 31, 2020

(in millions of Won)	POSCO INTERNATIONAL Corporation	PT. KRAKATAU POSCO	POSCO CHEMICAL CO., LTD	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ICT	Others	Total
Current assets	3,992,996	503,633	774,817	4,040,470	465,158	7,207,141	16,984,215
Non-current assets	3,410,528	2,366,359	1,229,349	1,800,539	187,415	4,789,484	13,783,674
Current liabilities	(2,649,187)	(1,722,805)	(203,443)	(2,577,173)	(278,335)	(6,354,111)	(13,785,054)
Non-current liabilities	(1,816,160)	(1,235,948)	(833,857)	(667,395)	(24,132)	(1,727,139)	(6,304,631)
Equity	2,938,177	(88,761)	966,866	2,596,441	350,106	3,915,375	10,678,204
Non-controlling interests	1,089,082	(26,628)	374,582	1,225,543	121,200	1,330,280	4,114,059
Sales	19,230,652	1,691,310	1,524,146	7,269,843	935,958	21,059,978	51,711,887
Profit (loss) for the period	173,155	(179,403)	29,720	354,799	8,961	(44,660)	342,572
Profit (loss) attributable to non-controlling interests	64,183	(53,821)	11,514	167,468	3,102	(19,899)	172,547
Cash flows from operating activities	324,822	62,276	11,021	451,803	21,403	123,108	994,433
Cash flows from investing activities	(38,535)	212	(162,861)	(398,937)	(4,841)	(93,565)	(698,527)
Cash flows from financing activities (before dividends to non-controlling interest)	(99,765)	(45,207)	122,736	9,475	(302)	(192,311)	(205,374)
Dividends to non-controlling interest	(32,004)	—	(9,451)	(9,867)	(2,628)	(6,102)	(60,052)
Effect of exchange rate fluctuation on cash held	(2,425)	(1,421)	(398)	(2,220)	(74)	702	(5,836)
Net increase (decrease) in cash and cash equivalents	152,093	15,860	(38,953)	50,254	13,558	(168,168)	24,644

2) December 31, 2019

(in millions of Won)	POSCO INTERNATIONAL Corporation	PT. KRAKATAU POSCO	POSCO CHEMICAL CO., LTD	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ICT	Others	Total
Current assets	4,396,683	520,057	624,017	3,940,835	441,208	8,062,428	17,985,228
Non-current assets	4,186,197	2,723,254	1,050,406	1,798,891	210,037	4,740,887	14,709,672
Current liabilities	(3,013,269)	(1,570,204)	(236,968)	(2,506,927)	(262,265)	(7,672,691)	(15,262,324)
Non-current liabilities	(2,087,769)	(1,590,810)	(462,361)	(670,013)	(38,836)	(2,095,797)	(6,945,586)
Equity	3,481,842	82,297	975,094	2,562,786	350,144	3,034,827	10,486,990
Non-controlling interests	1,290,600	24,689	377,770	1,209,658	121,213	1,124,381	4,148,311
Sales	22,745,239	1,906,302	1,434,507	7,206,528	925,551	22,975,605	57,193,732
Profit (loss) for the period	199,721	(146,975)	94,481	274,770	32,954	(587,146)	(132,195)
Profit (loss) attributable to non-controlling interests	74,030	(44,093)	36,604	129,694	11,408	(89,676)	117,967
Cash flows from operating activities	580,372	61,398	22,794	24,636	21,571	(16,324)	694,447
Cash flows from investing activities	(40,264)	(7,173)	(111,996)	(6,620)	(2,129)	31,057	(137,125)
Cash flows from financing activities (before dividends to non-controlling interest)	(502,801)	(53,890)	134,609	(25,448)	(336)	(4,295)	(452,161)
Dividends to non-controlling interest	(27,432)	—	(9,451)	(9,867)	(2,628)	(11,079)	(60,457)
Effect of exchange rate fluctuation on cash held	1,736	25	(7)	1,401	(47)	3,931	7,039
Net increase (decrease) in cash and cash equivalents	11,611	360	35,949	(15,898)	16,431	3,290	51,743

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(e)	Details of associates and joint ventures

1) Associates

Details of associates as of December 31, 2020 and 2019 are as follows:

		Ownership (%)
Investee	Category of business	2020	2019	Region
[Domestic]
New Songdo International City Development, LLC	Real estate rental	29.90	29.90	Seoul
Gale International Korea, LLC	Real estate rental	29.90	29.90	Seoul
SNNC	Raw material manufacturing and sales	49.00	49.00	Gwangyang
KONES, Corp.	Technical service	26.72	41.67	Gyeongju
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	Real estate development	29.53	29.53	Chungju
DAEHO GLOBAL MANAGEMENT CO., LTD.	Investment advisory service	35.82	35.82	Pohang
Mokpo Deayang Industrial Corporation	Real estate development and rental	27.40	27.40	Mokpo
Gunggi Green Energy(*1)	Electricity generation	19.00	19.00	Hwaseong
Pohang Special Welding Co.,Ltd.	Welding material and tools manufacturing and sales	50.00	50.00	Pohang
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund(*1)	Investment in new technologies	12.50	12.50	Seoul
EQP POSCO Global NO1 Natural Resources Private Equity Fund	Investment in new technologies	36.34	33.41	Seoul
KC Chemicals CORP.(*1)	Machinery manufacturing	19.00	19.00	Hwaseong
POSTECH Social Enterprise Fund(*1)	Investment in new technologies	9.17	9.17	Seoul
QSONE Co.,Ltd.	Real estate rental and facility management	50.00	50.00	Seoul
Chun-cheon Energy Co., Ltd	Electricity generation	49.10	49.10	Chuncheon
Keystone NO.1 Private Equity Fund	Private equity financial	52.58	52.58	Seoul
Noeul Green Energy(*1)	Electricity generation	10.00	10.00	Seoul
Posco-IDV Growth Ladder IP Fund(*1)	Investment in new technologies	17.86	17.86	Seoul
Daesung Steel(*1)	Steel sales	17.54	17.54	Busan
Pohang E&E Co., LTD	Investment in waste energy	30.00	30.00	Pohang
POSCO Energy Valley Fund	Investment in new technologies	20.00	20.00	Pohang
Hyundai Invest Guggenheim CLO Qualified Private Special Asset Trust No.2	Investment in new technologies	38.45	35.44	Seoul
Posco Agri-Food Export Fund	Investment in new technologies	30.00	30.00	Seoul
Posco Culture Contents Fund	Investment in new technologies	31.67	31.67	Seoul
PCC_Centroid 1st Fund	Investment in new technologies	24.10	24.10	Seoul
PCC Amberstone Private Equity Fund 1(*1)	Investment in new technologies	8.80	8.80	Seoul
UITrans LRT Co., Ltd.	Transporting	38.19	38.19	Seoul
POSCO Advanced Technical Staff Fund(*1)	Investment in new technologies	15.87	15.87	Seoul
POSCO 4th Industrial Revolution Fund	Investment in new technologies	20.00	19.05	Seoul
Pureun Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	20.40	Tongyeong
Pure Gimpo Co., Ltd.	Construction	28.79	28.79	Gimpo
Posgreen Co., Ltd.(*1)	Lime and plaster manufacturing	19.00	19.00	Gwangyang
Clean Iksan Co., Ltd.	Construction	23.50	23.50	Iksan
Innovalley Co., Ltd.	Real estate development	28.77	28.77	Yongin
BLUE OCEAN Private Equity Fund	Private equity financial	27.52	27.52	Seoul
Western Inland highway CO.,LTD.	Construction	29.82	30.00	Incheon
Metropolitan Outer Ring Expressway co., ltd.	Investment in Expressway	21.27	21.27	Incheon
INNOPOLIS Job Creation Fund II(*1)	Investment in new technologies	6.13	6.21	Seoul
Samcheok Blue Power Co.,Ltd. (Formely, POSPOWER CO., Ltd.)(*2)	Generation of electricity	34.00	34.00	Samcheok
INKOTECH, INC.(*1)	Electricity generation and sales	10.00	10.00	Seoul
PCC Social Enterprise Fund II(*1)	Investment in new technologies business	16.67	16.67	Seoul
PCC Amberstone Private Equity Fund II(*1)	Private equity trust	19.91	19.91	Seoul
NEXTRAIN Co.,Ltd	Service maintenance and management	21.26	32.00	Incheon
TK CHEMICAL CORPORATION(*1)	Chemical	5.01	5.01	Daegu
PCC-Conar No.1 Fund(*1)	Investment in new technologies business	13.64	13.64	Pohang
HYOCHUN Co., Ltd(*1)	Screen door operation and other	18.00	18.00	Seoul
RPSD Project Co., Ltd	Real estate development	29.00	29.00	Incheon
PCC EV Fund(*1)	Investment in new technologies business	18.18	18.18	Pohang
IBKC-PCC 1st Fund(*1)	Investment in new technologies business	18.18	18.18	Pohang
2019 PCC Materials and Parts Fund(*1)	Investment in new technologies business	8.70	8.70	Pohang
Shinahn wind Power generation(*1)	Electric, gas, steam	19.00	19.00	Suwon
2019 PCC New technology Fund(*1)	Investment in new technologies business	4.76	4.76	Pohang
PCC-Woori LP secondary Fund(*1)	Investment in new technologies business	18.85	18.85	Pohang
KPGE Inc.(*3)	Wholesales and retail, generator material, trade	25.00	—	Busan
CURO CO.,LTD.(*1,3)	Manufacturing, construction	0.54	—	Ulsan
The Blue Gimpo Co., Ltd.(*3)	Construction and engineering service	33.33	—	Incheon
Link City PFV Inc.(*3)	Contruction, housing construction and sales	44.00	—	Uijeongbu
BNH-POSCO Bio Healthcare Fund(*1,3)	Investment in new technologies business	18.14	—	Pohang
PCC-BM Project Fund(*1,3)	Investment in new technologies business	8.77	—	Pohang
Energy Innovation Fund I(*1,3)	Investment in new technologies business	10.11	—	Pohang
ConsusPSdevelopment Professional Private Real Estate Fund(*3)	Real estate development	50.00	—	Seoul
POSTECH Holdings 4th Fund(*3)	Private Investment Association	40.00	—	Pohang
SNU STH IP Fund(*3)	Private Investment Association	33.33	—	Seoul
PCC-BM Project Fund 2(*1,3)	Investment in new technologies business	13.70	—	Pohang
G&G Technology Innovation Fund No.1(*1,3)	Investment in new technologies business	13.97	—	Seongnam
NPX-PCC Edutech Fund(*1,3)	Investment in new technologies business	19.96	—	Pohang
C&-PCC I Fund(*1,3)	Investment in new technologies business	0.68	—	Pohang
2020 POSCO-MOORIM Bio New Technology Fund(*1,3)	Investment in new technologies business	5.00	—	Pohang
PCC-KAI Secondary I Fund(*1,3)	Investment in new technologies business	19.12	—	Seoul
Garolim Tidal Power Plant Co.,Ltd(*4)	Tidal power plant construction and management	—	32.13	Seosan
PoscoPlutus Bio Fund(*4)	Investment in new technologies	—	11.97	Seoul
PoscoPlutus Project Fund(*4)	Investment in new technologies	—	11.91	Seoul
PoscoPlutus Project 2nd Project Fund(*4)	Investment in new technologies	—	0.61	Seoul
Incheon-Gimpo Expressway Co., Ltd.(*5)	Road construction	—	18.26	Anyang
POSCO PLANTEC Co., Ltd.(*5)	Construction of industrial plant	—	73.94	Ulsan
Pohang Techno Valley PFV Corporation(*4)	Real estate development, supply and rental	—	57.39	Pohang
IT ENGINEERING CO., LTD.(*5)	Vehicle engineering	—	4.99	Seoul
PCC Bio 1ST Fund(*4)	Investment in new technologies	—	13.46	Seoul
Synapse Fund(*4)	Investment in new technologies	—	16.26	Seoul
Hanil-Daewoo Cement Co., Ltd.(*5)	Cement, slag distribution	—	15.00	Incheon
PCC S/W 2nd Fund(*4)	Investment in new technologies business	—	12.81	Pohang

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

		Ownership (%)
Investee	Category of business	2020	2019	Region
[Foreign]
VSC POSCO Steel Corporation	Steel processing and sales	50.00	50.00	Vietnam
POSCHROME (PROPRIETARY) LIMITED	Raw material manufacturing and sales	50.00	50.00	South Africa
CAML RESOURCES PTY LTD	Raw material manufacturing and sales	33.34	33.34	Australia
Nickel Mining Company SAS	Raw material manufacturing and sales	49.00	49.00	New Caledonia
PT. Wampu Electric Power	Construction and civil engineering	20.00	20.00	Indonesia
POSK(Pinghu) Steel Processing Center Co., Ltd.	Steel processing and sales	20.00	20.00	China
PT.INDONESIA POS CHEMTECH CHOSUN Ref	Refractory manufacturing and sales	30.19	30.19	Indonesia
NS-Thainox Auto Co., Ltd.	Steel manufacturing and sales	49.00	49.00	Thailand
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	Tinplate manufacturing and sales	34.00	34.00	China
PT. Tanggamus Electric Power(*1)	Construction and civil engineering	17.50	17.50	Indonesia
LLP POSUK Titanium	Titanium manufacturing and sales	35.30	35.30	Kazakhstan
LI3 ENERGY INC	Resource development	26.06	26.06	Peru
IMFA ALLOYS FINLEASE LTD	Raw material manufacturing and sales	24.00	24.00	India
KRAKATAU POS-CHEM DONG-SUH CHEMICAL(*1)	Chemical by-product manufacturing and sales	19.00	19.00	Indonesia
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)(*1,6)	Investments management	10.40	10.40	Canada
Hamparan Mulya	Resource development	45.00	45.00	Indonesia
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd.	Steel manufacturing and sales	25.00	25.00	China
Eureka Moly LLC	Raw material manufacturing and sales	20.00	20.00	USA
PT. Batutua Tembaga Raya	Raw material manufacturing and sales	22.00	22.00	Indonesia
KIRIN VIETNAM CO., LTD(*1)	Panel manufacturing	19.00	19.00	Vietnam
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	Steel processing and sales	25.00	25.00	China
POS-SeAH Steel Wire (Thailand) Co., Ltd.	Steel manufacturing and sales	25.00	25.00	Thailand
Jupiter Mines Limited(*1)	Resource development	6.89	6.93	Australia
SAMHWAN VINA CO., LTD(*1)	Steel manufacturing and sales	19.00	19.00	Vietnam
Saudi-Korean Company for Maintenance Properties Management LLC(*1)	Building management	19.00	19.00	Saudi Arabia
NCR LLC	Coal sales	29.40	29.40	Canada
AMCI (WA) PTY LTD	Iron ore sales & mine development	49.00	49.00	Australia
SHANGHAI LANSHENG DAEWOO CORP.	Trading	49.00	49.00	China
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.	Trading	49.00	49.00	China
General Medicines Company Ltd.	Medicine manufacturing and sales	33.00	33.00	Sudan
KOREA LNG LTD.	Gas production and sales	20.00	20.00	England
AES-VCM Mong Duong Power Company Limited	Electricity generation	30.00	30.00	Vietnam
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction and management	25.04	25.04	Myanmar
GLOBAL KOMSCO Daewoo LLC	Cotton celluloid manufacturing and sales	35.00	35.00	Uzbekistan
POSCO-Poggenamp Electrical Steel Pvt. Ltd.	Steel processing and sales	26.00	26.00	India
Qingdao Pohang DGENX Stainless SteelPipeCo., Ltd	Exhaust meter manufacturing	40.00	40.00	China
SHINPOONG DAEWOO PHARMA VIETNAM CO.,LTD(*1)	Medicine production	3.42	3.42	Vietnam
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	Cathode material Production	40.00	40.00	China
MONG DUONG FINANCE HOLDINGS B.V.(*3)	Financial Holdings	30.00	—	Netherlands
KG Power(M) SDN. BHD(*5)	Resource development	—	20.00	Malaysia

(*1)	The Company has less than 20% of the voting rights; however, the Company has determined that it has significant influence because it has meaningful representation on the board of the investee.
(*2)	During the year ended December 31, 2020, POSPOWER CO., Ltd. changed its name to Samcheok Blue Power Co.,Ltd.
(*3)	During the year ended December 31, 2020, the entity was newly classified to associates.
(*4)	During the year ended December 31, 2020, the entity was excluded from associates due to liquidation.
(*5)	During the year ended December 31, 2020, the entity was excluded from associates due to sale of interest, etc.
(*6)	During the year ended December 31, 2020, 7623704 Canada Inc. changed its name to 9404-5515 Quebec Inc.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

2) Joint ventures

Details of joint ventures as of December 31, 2020 and 2019 are as follows:

Investee	Category of business	Ownership (%)		Region
		2020	2019
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	Steel processing and sales	60.00	60.00	Gwangyang
POSCO-SGI Falcon Pharmaceutic Bio Secondary Fund 1	Investment in new technologies	25.00	24.55	Seoul
POSCO-KB Shipbuilding Restructuring Fund	Investment in new technologies	18.75	18.75	Seoul
POSCO-NSC Venture Fund	Investment in new technologies	16.67	16.67	Seoul
PoscoPlutus Project 3rd Project fund	Investment in new technologies	5.96	5.96	Seoul
PCC Bio 2nd Fund	Investment in new technologies	19.72	19.72	Seoul
PCC Material 3rd Fund	Investment in new technologies	2.38	2.38	Seoul
Union PCC Portfolio Fund	Investment in new technologies	14.12	14.12	Seoul
PCC S/W FUND(*1)	Investment in new technologies	—	0.46	Pohang
[Foreign]
KOBRASCO	Steel materials manufacturing and sales	50.00	50.00	Brazil
PT. POSMI Steel Indonesia	Steel processing and sales	36.69	36.69	Indonesia
CSP - Compania Siderurgica do Pecem	Steel manufacturing and sales	20.00	20.00	Brazil
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Steel processing and sales	25.00	25.00	China
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sales	30.00	30.00	Slovakia
YULCHON MEXICO S.A. DE C.V.	Tube for automobile manufacturing	11.85	19.00	Mexico
Hyunson Engineering & Construction HYENCO	Construction	4.89	4.89	Algeria
POSCO E&C Saudi Arabia	Civil engineering and construction	40.00	40.00	Saudi Arabia
Pos-Austem Suzhou Automotive Co., Ltd	Automotive parts manufacturing	19.90	19.90	China
POS-InfraAuto (Suzhou) Co., Ltd	Automotive parts manufacturing	16.20	16.20	China
POS-AUSTEM YANTAI AUTOMOTIVE CO., LTD	Automotive parts manufacturing	11.10	11.10	China
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD	Automotive parts manufacturing	7.43	13.00	China
Kwanika Copper Corporation	Energy & resource development	34.04	35.00	Canada
DMSA/AMSA	Energy & resource development	4.27	4.00	Madagascar
Roy Hill Holdings Pty Ltd	Energy & resource development	12.50	12.50	Australia
POSCO-NPS Niobium LLC	Mine development	50.00	50.00	USA
USS-POSCO Industries(*2)	Cold-rolled steel manufacturing and sales	—	50.00	USA
United Spiral Pipe, LLC(*1)	Material manufacturing and sales	—	35.00	USA

(*1)	Excluded from joint ventures due to liquidation during the year ended December 31, 2020.
(*2)	Excluded from joint ventures due to disposal of the investments during the year ended December 31, 2020.

(f)	New subsidiaries

Consolidated subsidiaries acquired or newly established during the year ended December 31, 2020 are as follows:

Company	Date of addition	Ownership (%)	Reason
Posco International (Thailand) Co., Ltd.	January 2020	100.00	New establishment
PT POSCO INTERNATIONAL INDONESIA	January 2020	100.00	New establishment
POSCO SPS CORPORATION	April 2020	100.00	Spun-off from POSCO INTERNATIONAL Corporation
P&O Chemical Co., Ltd.	July 2020	51.00	New establishment
Posco New Growth	August 2020	100.00	New establishment
IMP Fund I	August 2020	98.04	New establishment
PEC POWERCON SDN. BHD.	August 2020	100.00	New establishment
POSCO CHEMICAL Free Zone Enterprise	October 2020	100.00	New establishment

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(g)	Loss of controls

Subsidiaries for which the Company has lost control during the year ended December 31, 2020 are as follows:

Company	Date of exclusion	Reason
LA-SRDC	April 2020	Liquidation
POSCO China Dalian Plate Processing Center Co., Ltd.	June 2020	Disposal
PSC Energy Global Co., Ltd.	August 2020	Merged into POSCO ENERGY CO.,Ltd.
POSCO Family Strategy Fund	September 2020	Liquidation
Myanmar POSCO Steel Co., Ltd	December 2020	Liquidation

2. Statement of Compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies, etc. in the Republic of Korea.

The consolidated financial statements were authorized for issue by the Board of Directors on January 28, 2021 and will be submitted for approval at the shareholders’ meeting to be held on March 12, 2021.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

(a)	Derivatives instruments measured at fair value

(b)	Financial instruments measured at fair value through profit or loss

(c)	Financial instruments measured at fair value through other comprehensive income

(d)	Defined benefit liabilities measured at the present value of the defined benefit obligation less the fair value of the plan assets

Functional and presentation currency

The financial statements of POSCO and subsidiaries are prepared in functional currency of the respective operation. These consolidated financial statements are presented in Korean Won, which is POSCO’s functional currency which is the currency of the primary economic environment in which POSCO operates.

Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

(a)	Judgments

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 1 - Subsidiaries, associates and joint ventures

•	Note 11 - Investments in associates and joint ventures

•	Note 12 - Joint operations

•	Note 25 - Hybrid bonds

(b)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next fiscal year is included in the following notes:

•	Note 9 - Inventory

•	Note 11 - Investments in associates and joint ventures

•	Note 14 - Property, plant and equipment, net

•	Note 15 - Goodwill and other intangible assets, net

•	Note 20 - Provisions

•	Note 21 - Employee benefits

•	Note 23 - Financial instruments

•	Note 29 - Revenue – contract balances

•	Note 35 - Income taxes

•	Note 38 - Commitments and contingencies

(c)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly.

•	Level 3 - inputs for the assets or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

Information about the assumptions made in measuring fair values is included in the following note:

•	Note 23 - Financial instruments

Changes in Accounting Policies

Except for the standards and amendments applied for the first time for the reporting period commenced January 1, 2020 described below, the accounting policies applied by the Company in these condensed consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2019.

(a)	K-IFRS No. 1001 “Presentation of Financial Statements” and K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors”

The definition of materiality has been clarified, and K-IFRS No. 1001 “Presentation of Financial Statements” and K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” have been amended according to the clarified definition. In determining the materiality, information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. The amendments to these standards apply to transactions that have occurred since January 1, 2020.

(b)	K-IFRS No. 1103 “Business Combinations”

The amendment clarifies the definition of business when it includes input and process together significantly contribute to ability to create output and requires a simplified assessment that result in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. The amendments to this standard applies to business combinations or asset acquisition transactions with the acquisition date after January 1, 2020.

(C)	K-IFRS No. 1109 “Financial Instruments”, K-IFRS No. 1039 “Financial Instruments: Recognition and measurement” and K-IFRS No. 1107 “Financial Instruments: Disclosure”

The amendments require the application of exceptions to the analysis of future prospects in relation to the application of hedge accounting while uncertainty exists due to the interest rate benchmark reform. The exception assumes that when assessing whether the expected cash flows based on existing interest rate indicators are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, or whether the hedge relationship between the hedged item and the hedging instrument is highly probable, the interest rate benchmark that the hedged item and the hedging instrument comply with does not change as a result of the interest rate benchmark reform.

The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

3. Summary of Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, except for those as disclosed in note 2.

Basis of consolidation

(a)	Business combinations

The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Company has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

(b)	Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Changes in the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

(c)	Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(d)	Loss of control

When the Company loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

(e)	Interests in equity-accounted investees

The Company’s interests in equity-control investees comprise interests in associates and joint ventures. Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Company has joint control, whereby the Company has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in associates and joint ventures are accounted for using the equity method. They are recognized initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which significant influence or joint control ceases.

(f)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Foreign currency transactions and translation

(a)	Foreign currency transactions

Foreign currency transactions are initially recorded using the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date fair value was initially determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(b)	Foreign operations

If the presentation currency of the Company is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the closing rate.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term investments in highly liquid securities that are readily convertible to known amounts of cash with maturities of three months or less from the acquisition date and which are subject to an insignificant risk of changes in value. Equity investments are excluded from cash and cash equivalents.

Non-derivative financial assets

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at financial assets measured at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

On initial recognition, a financial asset is classified as measured at amortized cost, debt instruments measured at fair value through other comprehensive income, equity instruments measured at fair value through other comprehensive income or financial assets measured at fair value through profit or loss.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the reporting period following the change in the business model.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(a)	Financial assets measured at amortized cost

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at fair value through profit or loss.

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows, and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets measured at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, gains and losses on foreign currency translation and impairment losses are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

(b)	Debt instruments measured at fair value through other comprehensive income

A debt instrument is measured at fair value through other comprehensive income if it meets both of the following conditions and is not designated as at fair value through profit or loss.

•	it is held within a business model whose objective is achieved by both collection contractual cash flows and selling financial assets, and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Debt instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Interest income which is calculated using the effective interest method, gains and losses from foreign currency translation and impairment losses are recognized in profit or loss and other net profit or loss is recognized in other comprehensive income. At the time of elimination, other accumulated comprehensive income is reclassified to profit or loss.

(c)	Equity instruments measured at fair value through other comprehensive income

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by-investment basis.

Equity instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in other comprehensive income and never reclassified to profit or loss.

(d)	Financial assets measured at fair value through profit or loss

All financial assets not classified as measured at amortized cost of fair value through other comprehensive income as described above are measured at fair value through profit or loss. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at fair value through other comprehensive income as at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

Financial assets measured at fair value through profit or loss are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

(e)	Derecognition of financial assets

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership. If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

(f)	Offsetting a financial asset and a financial liability

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

Inventories

Inventory costs, except materials-in-transit in which costs are determined by using specific identification method, are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.

Inventories are measured at the lower of cost or net realizable value. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period, the write-down or loss occurs. The amount of any reversal of any write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of inventories recognized as a cost of goods sold in the period in which the reversal occurs.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

The carrying amount of those inventories is recognized as cost of goods sold in the period in which the related revenue is recognized.

Non-current assets held for sale

Non-current assets or disposal groups comprising assets and liabilities that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. In order to be classified as held for sale, the assets or disposal groups must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Company recognizes an impairment loss for any initial or subsequent write-down of an asset or disposal group to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 “Impairment of Assets”.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

Investment property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, when the Company has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met:

(a) it is probable that future economic benefits associated with the item will flow to the Company, and

(b) the cost can be measured reliably.

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of self-constructed assets, from the date that the asset is completed and ready for use. Other than land, the costs of an asset less its estimated residual value are depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment. Land is not depreciated.

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The gain or loss arising from the derecognition of an item of property, plant and equipment is included in profit or loss when the item is derecognized.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	5-50 years
Structures	4-50 years
Machinery and equipment	4-25 years
Vehicles	3-20 years
Tools	3-10 years
Furniture and fixtures	3-20 years
Lease assets	2-30 years
Bearer plants	20 years

The estimated residual value, useful lives and the depreciation method are reviewed at least at the end of each reporting period and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates.

Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having an indefinite useful life and not amortized.

Intellectual property rights	4-25 years
Development expense	3-5 years
Port facilities usage rights	4-75 years
Other intangible assets	2-15 years

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

Exploration for and evaluation of mineral resources

POSCO is engaged in exploration projects for mineral resources through subsidiaries, associates and joint ventures or other contractual arrangements. Expenditures related to the development of mineral resources are recognized as exploration or development intangible assets. The nature of these intangible assets are as follows:

(a)	Exploration and evaluation assets

Exploration and evaluation assets consist of expenditures for topographical studies, geophysical studies and trenching. These assets are reclassified as development assets when it is proved that the exploration has identified commercially viable mineral deposit.

(b)	Development assets

When proved reserves are determined and development is sanctioned, development expenditures incurred are capitalized. These expenditures include evaluation of oil fields, construction of oil/gas wells, drilling for viability and others. On completion of development and inception of extraction for commercial production of developed proved reserves, the development assets are reclassified as either property, plant and equipment or as intellectual property rights (mining rights) under intangible assets based on the nature of the capitalized expenditure.

The respective property, plant and equipment and intellectual property (mining rights) are each depreciated and amortized based on proved reserves on a unit of production basis.

Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(a)	Grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted from the carrying amount of the assets and recognized in profit or loss on a systematic and rational basis over the life of the depreciable assets.

(b)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for considerations.

1)	As a lessee

At inception or reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset of to restore the underlying asset or the site on which it is located.

The right-of-use asset is subsequently depreciated on a straight-line basis from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as that of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the followings:

•	fixed payments

•	variable lease payments that depend on an index or a rate

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Company’s is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

The lease liability is measured at amortized cost using the effective interest method. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit of loss if the carrying amount of the right-of-use asset has been reduced to zero. The lease liability is remeasured when there is:

•	a revised in-substance fixed lease payment,

•	a change in future lease payments arising from a change in an index or rate,

•	a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or

•	a change in the Company’s assessment of whether it will exercise a purchase, extension or termination option

The Company presents right-of-use assets in the same line item as is presents underlying assets of the same nature that it owns, and lease liabilities are included in other payables on the consolidated statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

2)	As a lessor

At inception or the effective date of a modification that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. The classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

The Company leases out its investment properties. The Company classifies these leases as operating leases.

The Company provides subleases certain leased vessels and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

Impairment for financial assets

The Company recognizes loss allowances for expected credit losses on:

•	financial assets measured at amortized cost

•	debt instruments measured at fair value through other comprehensive income

•	lease receivables, contractual assets, loan commitments, and financial guarantee contracts

If credit risk has increased significantly since the initial recognition, a loss allowance for lifetime expected credit loss is required to be measured at the end of every reporting period. If credit risk has not increased significantly since the initial recognition, a loss allowance is measured based on 12-month expected credit loss.

If the financial instrument has low credit risk at the end of the reporting period, the Company may assume that the credit risk has not increased significantly since initial recognition. However, a loss allowance for lifetime expected credit losses is required for contract assets or trade receivables that do not contain a significant financing component.

(a)	Judgments on credit risk

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating expected credit losses, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment and including forward-looking information.

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held). The Company considers a debt security to have low credit risk when its credit risk rating is equivalent to the globally understood definition of investment grade.

(b)	Measurement of expected credit losses

Lifetime expected credit losses are the expected credit losses that result from all possible default events over the expected life of a financial instrument. 12-month expected credit losses are the portion of lifetime expected credit losses that result from default that are possible within the 12 months after the reporting date. The maximum period considered when estimating expected credit losses is the maximum contractual period over which the Company is exposed to credit risk.

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls such as the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

Expected credit losses for financial assets measured at amortized cost are recognized in profit or loss. Loss allowances for financial assets measured at amortized cost are deducted from carrying amount of the assets. For debt instruments measured at fair value through other comprehensive income, the loss allowance is charged to profit or loss and is recognized in other comprehensive income.

(c)	Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets measured at amortized cost and debt instrument measured at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Objective evidence that a financial asset or group of financial assets are impaired includes:

•	significant financial difficulty of the issuer or borrower

•	a breach of contract, such as a default or delinquency in interest or principal payments

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization

•	the disappearance of an active market for that financial asset because of financial difficulties

(d)	Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in entirety or a portion. The Company individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery based on continuous payments and extinct prescriptions. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

Impairment for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from contract assets, contract assets recognized in accordance with revenue from contracts with customers, employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the each reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

Management estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company determined that individual operating entities are CGUs.

The recoverable amount of an asset or CGU is the greater of its value-in-use and its fair value less costs to sell. The value-in-use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized as describe below.

(a) Hedge accounting

The Company holds forward exchange contracts, currency swaps and commodity future contracts to manage foreign exchange risk and commodity fair value risk. The Company designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instruments and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

① Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income.

The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

② Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(b)	Other derivatives

Changes in the fair value of a derivative that is not designated as a hedging instrument are recognized immediately in profit or loss.

Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities measured at fair value through profit or loss or financial liabilities measured at amortized cost in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(a)	Financial liabilities measured at fair value through profit or loss

A financial liability is classified as at fair value through profit or loss if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

(b)	Financial liabilities measured at amortized cost

Non-derivative financial liabilities other than financial liabilities measured at fair value through profit or loss are classified as financial liabilities measured at amortized cost. At the date of initial recognition, financial liabilities measured at amortized cost are measured at fair value after deducting transaction costs that are directly attributable to the acquisition. Financial liabilities measured at amortized cost are measured at amortized cost using the effective interest method subsequently to initial recognition.

(c)	Derecognition of financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expired. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

Construction work in progress

The gross amount due from customers for contract work is presented for all contracts in which profits multiply cumulative percentage-of-completion exceed progress billings. If progress billings exceed profits multiply cumulative percentage-of-completion, then the gross amount due to customers for contract work is presented. Cost includes all expenditures related directly to specific projects and an allocation of fixed and variable overheads incurred in the Company’s contract activities based on normal operating capacity.

The Company accounts for the remaining rights and performance obligation on the contract with the customers on a net basis. Due from customers for contract work and due to customers for contract work for same contract are offset and presented on a net basis.

Employee benefits

(a)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as profit or loss. If the Company has a legal or constructive obligation which can be reliably measured, the Company recognizes the amount of expected payment for profit-sharing and bonuses payable as liabilities.

(b)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond twelve months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

(c)	Retirement benefits: Defined contribution plans

For defined contribution plans, when an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as an accrued expense, after deducting any contributions already paid. If the contributions already paid exceed the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(d)	Retirement benefits: Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of the total of cumulative any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of net defined benefit liabilities, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments, net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss in curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A Provision for warranties is recognized when the underlying products or services are sold, based on historical warranty data and a weighting of possible outcomes against their associated probabilities.

Regarding provision for construction warranties, warranty period starts from the completion of construction in accordance with construction contracts. If the Company has an obligation for warranties, provision for warranties which are estimated based on historical warranty data are recorded as cost of construction and provision for warranties during the construction period.

If the estimated total contract cost of the construction contract exceeds the total contract revenue, the estimated contract cost exceeding the contract revenue is recognized as a provision for construction losses in the remaining contract for which construction has not proceeded.

A provision for restoration regarding contamination of land is recognized in accordance with the Company’s announced Environment Policy and legal requirement as needed.

A provision is used only for expenditures for which the provision was originally recognized.

Emission Rights

The Company accounts for greenhouse gases emission right and the relevant liability as follows pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission which became effective in Korea in 2015.

(a)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances which are allocated from the government free of charge and those purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

Emission rights held for the purpose of performing the obligation are classified as intangible asset and initially measured at cost and subsequently carried at cost less accumulated impairment losses.

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government when the future economic benefits are no longer expected to be probable.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(b)	Emission liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. Emission liability is recognized when there is a high possibility of outflows of resources in performing the obligation and the costs required to perform the obligation are reliably estimable. Emission liability is an amount of estimated obligations for emission rights to be submitted to the government for the performing period. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period. The emission liability is derecognized when submitted to the government.

Equity instruments

(a)	Share capital

Common stock is classified as equity and the incremental costs arising directly attributable to the issuance of common stock less their tax effects are deducted from equity.

If the Company reacquires its own equity instruments, the amount of those instruments (“treasury shares”) are presented as a contra equity account. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of its own equity instruments. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase to equity, and the resulting surplus or deficit on the transaction is recorded in capital surplus.

(b)	Hybrid Bonds

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of financial liability and an equity instrument. When the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the instruments are classified as equity instruments.

Revenue from contracts with customers

Revenue is measured based on the consideration promised in the contract with the customer. The Company recognizes revenue when the control over a good or service is transferred to the customer. The following are the revenue recognition policies for performance obligations in the contracts with customers in accordance with K-IFRS No. 1115.

(a) Sale of good

The goods sold by the Company consist mainly of steel products from the steel segment and products such as steel, chemicals, auto parts and machinery in the trade segment.

For domestic sales, the control of the product is usually transferred to the customer when the product is delivered to the customer, at which point in time revenue is recognized. Invoices are generally due within 10 to 90 days. When a customer makes payment prior to the due date, they are offered a discount at certain percentage of the invoice amount.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

For export sales, revenue is recognized at the time when control of the product is transferred to the customer based on the “International Incoterms for Interpretation of Trade Terms” prescribed in the respective contracts, and the Company’s export contract generally transfers control to the customer at the shipping of the product. Invoices are usually issued at the date of bill of lading and revenues are recognized based on the terms of Letter of Credit (L / C), Acceptance Condition (D / A), Payment Condition (D / P), Telegraphic Transfer (T / T) and others.

The Company provides certain discount when the customer prepays according to the payment terms. The Company recognized revenue only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when discount period expires.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(b) Transportation service

For the performance obligation for transportation services included in the Company’s product sales contracts, revenue is recognized over the period when in which the services are provided and the revenue is measured by reference to examining the degree to which the service has been completed so far. The billing date and payment terms for the service charge are the same as the billing date and payment terms for sale of goods.

(c) Construction contracts

In the case of construction contracts where the Company renders construction services for plants, etc., the customer controls the assets as they are being constructed. This is because under those contracts, the Company is able to perform construction or design services to meet the customer’s specifications, and if a contract is terminated by the customer, the Company is entitled to reimbursement of all costs incurred to date, including a reasonable margin. When the contract can be reliably estimated, the company recognizes the contract revenue and contract cost as revenue and costs based on the progress of the contract activity as of the end of the reporting period. The percentage of completion is determined based on the proportion that contract costs incurred for work performed excluding contract cost incurred that do not reflect the stage of completion to date bear to the estimated total contract costs.

If the outcome of the contract cannot be reliably estimated, the revenue is recognized only to the extent of the contract costs that are probable to be recovered. If the total contract cost is likely to exceed the total contract revenue, expected losses are immediately recognized as a cost.

The Company issues an invoice when the customer has completed a progress confirmation and generally the payment is due within 45 days from the invoice date.

(d) Certain construction contracts for apartments

For certain construction service contracts for apartments where the criterion of an enforceable right to payment for performance is met under K-IFRS No. 1115, even if the legal ownership or physical occupancy of the incomplete construction is not transferred to the customer during the construction period, revenue is recognized based on percentage of completion by considering the terms and conditions described in the relevant law and contracts such as the guarantee for sale policy, government approval on business plan, payment and termination terms. For certain construction contracts for apartments and shopping centers where the criterion of an enforceable right to payment for performance is not met during the construction period, the Company recognizes revenue upon completion of construction when the control of the apartments and shopping centers are transferred to customers.

In the meantime, the billing point and settlement terms of the pre-sale contract differ depending on the contract terms.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

Finance income and finance costs

The Company’s finance income and finance costs include:

•	interest income;

•	interest expense;

•	dividend income;

•	the foreign currency gain or loss on financial assets and financial liabilities;

•	the net gain or loss on financial assets measured at fair value through profit or loss;

•	hedge ineffectiveness recognized in profit or loss; and

•	the net gain or loss on the disposal of investments in debt securities measured at fair value through other comprehensive income.

Interest income or expense is recognized using the effective interest method. Dividend income is recognized in profit or loss on the date on which the Company’s right to receive payment is established. The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•	the gross carrying amount of the financial asset; or

•	the amortized cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

The Company recognizes interest and penalties related to corporate tax as if it is applicable to the income taxes, the Company applies K-IFRS 1012 “Income Taxes”, if it is not applicable to the income taxes, the Company applies K-IFRS 1037 “Provisions Contingent Liabilities and Contingent Assets”.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(a)	Current income tax

Current income tax is the expected income tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit of future periods, and non-taxable or non-deductible items from the accounting profit.

The Company offsets current tax assets and current tax liabilities if, and only if, the Company:

•	has a legally enforceable right to set off the recognized amounts, and

•	intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(b)	Deferred income tax

The measurement of deferred income tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. The Company recognizes a deferred income tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred income tax asset for deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

A deferred income tax asset is recognized for the carryforward of unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available against which the unused tax losses, tax credits and deductible temporary differences can be utilized. The future taxable profit depends on reversing taxable temporary differences. When there are insufficient taxable temporary differences, the probability of future taxable profit (including the reversal of temporary differences) should be considered.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current income tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current income tax liabilities and assets on a net basis.

Earnings per share

Management calculates basic earnings per share (“EPS”) data for POSCO’s ordinary shares, which is presented at the end of the statement of comprehensive income. Basic EPS is calculated by dividing profit attributable to ordinary shareholders of POSCO by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

Segment Reporting

Information of each operating segment is reported in a manner consistent with the internal business segment reporting provided to the chief operating decision-maker (Note 40). Operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

New standards and interpretations not yet adopted

A number of new standards are effective for annual periods beginning after January 1, 2020 and earlier application is permitted but the Company has not early adopted the new or amended standards in preparing these consolidated financial statements.

(a)	K-IFRS No. 1116 “Lease”- COVID-19 Related Rent Concessions

The amendment introduces an optional practical expedient that simplifies how a lessee accounts for rent concessions that are a direct consequence of COVID-19. A lessee that applies the practical expedient is not required to assess whether eligible rent concessions are lease modifications. The Company is required to disclose the amount recognized in profit or loss for the reporting period arising from application of the practical expedient. The amendment is effective for annual periods beginning on or after June 1, 2020. Early application is permitted. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(b)	K-IFRS No. 1001 “Presentation of Financial Statements” - Classification of Liabilities as Current or Non-current

The amendment clarifies that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. The amendment is effective for annual periods beginning on or after January 1, 2022. Early application is permitted. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

(c)	K-IFRS No. 1016 (Property, Plant and Equipment) - Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendment is effective for annual periods beginning on or after January 1, 2022. Early application is permitted. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

(d)	K-IFRS No. 1037 (Provisions, Contingent Liabilities and Contingent Assets) - Onerous Contracts : Cost of Fulfilling a Contact

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendment is effective for annual periods beginning on or after January 1, 2022. Early application is permitted. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

4. Financial risk management

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

•	capital risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

(a)	Financial risk management

1)	Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. In addition, credit risk arises from finance guarantees.

The Company implements a credit risk management policy under which the Company only transacts business with counterparties that have a certain level of credit rate evaluated based on financial condition, historical experience, and other factors. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

The Company establishes an allowance for impairment that represents its estimate of expected losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred.

Credit risk also arises from transactions with financial institutions, and such transactions include transactions of cash and cash equivalents, various deposits, and financial instruments such as derivative contracts. The Company manages its exposure to this credit risk by only entering into transactions with banks that have high international credit ratings. The Company’s treasury department authorizes, manages, and overseas new transactions with financial institutions with whom the Company has no previous relationship.

Furthermore, the Company limits its exposure to credit risk of financial guarantee contracts by strictly evaluating their necessity based on internal decision making processes, such as the approval of the Board of Directors.

3)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s cash flow from business, borrowing or financing is sufficient to meet the cash requirements for the Company’s strategic investments. Management believes that the Company is capable of raising funds by borrowing or financing if the Company is not able to generate cash flow requirements from its operations. The Company has committed borrowing facilities with various banks.

4)	Market risk

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

①	Currency risk

The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedging actual foreign currency transactions and speculative hedging is not permitted. Based on this policy, the Company has performed currency risk management specific to various characteristics of different segments. The entities in the steel segment reduces the foreign currency exposure by repayment of foreign currency borrowings subjected to investment in overseas when its maturities come. The entities in the engineering and construction segment have hedged foreign currency risks by using forward exchange contracts. Entities in the trading segment have hedged foreign currency risks by using forward exchange contracts when the foreign currencies received and paid are different.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

②	Interest rate risk

The Company manages the exposure to interest rate risk by adjusting of borrowing structure ratio between borrowings at fixed interest rate and variable interest rate. The Company monitors interest rate risks regularly in order to avoid exposure to interest rate risk on borrowings at variable interest rate.

③	Other market price risk

Equity price risk arises from fluctuation of market price of listed equity securities. Management of the Company measures regularly the fair value of listed equity securities and the risk of variance in future cash flow caused by market price fluctuations. Significant investments are managed separately and all buy and sell decisions are approved by management of the Company.

(b)	Management of capital

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net borrowings (after deducting cash and cash equivalents) and current financial instruments from borrowings. The Company applied the same capital risk management strategy that was applied in the previous period.

Net borrowing-to-equity ratio as of December 31, 2020 and 2019 is as follows:

(in millions of Won)	2020		2019
Total borrowings	~~W~~	20,497,607	20,441,613
Less: Cash and cash equivalents		4,754,644	3,514,872

Net borrowings		15,742,963	16,926,741
Total equity		47,674,592	47,794,707
Net borrowings-to-equity ratio		33.02%	35.42%

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

5. Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2020 and 2019 are as follows:

(in millions of Won)	2020		2019
Cash	~~W~~	3,100	2,081
Demand deposits and checking accounts		2,344,259	1,581,428
Time deposits		1,108,111	701,865
Other cash equivalents		1,299,174	1,229,498

	~~W~~	4,754,644	3,514,872

In connection with the jointly held accounts of joint operations and others, as of December 31, 2020, cash and cash equivalents amounting to ~~W~~40,319 million of subsidiaries of the Company, such as POSCO ENGINEERING & CONSTRUCTION CO., LTD., is restricted.

6. Trade Accounts and Notes Receivable

(a)	Trade accounts and notes receivable as of December 31, 2020 and 2019 are as follows:

(in millions of Won)	2020		2019
Current
Trade accounts and notes receivable	~~W~~	7,471,916	8,352,968
Finance lease receivables		41,841	221
Due from customers for contract work		948,879	1,136,436
Less: Allowance for doubtful accounts		(342,017)	(411,274)

	~~W~~	8,120,619	9,078,351

Non-current
Trade accounts and notes receivable	~~W~~	131,010	209,310
Finance lease receivables		46	43,725
Less: Allowance for doubtful accounts		(44,633)	(54,250)

	~~W~~	86,423	198,785

The company sold trade accounts and notes receivable with recourse to financial institutions. These trade accounts and notes receivable have not been derecognized from the statement of financial position, because the Company retains substantially all of the risks and rewards associated with the transferred assets. The amounts received on transfer have been recognized as secured borrowings. As of December 31, 2020 and December 31, 2019, the carrying amounts of such secured borrowings are ~~W~~ 328,807 million and ~~W~~ 244,305 million, respectively, which are presented in the statements of financial position as the short-term borrowings.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(b)	Finance lease receivables are as follows:

(in millions of Won)
Customer	Leased items	2020		2019
Rental contractor (executives and employees)	Songdo rental apartment contract	~~W~~	41,624	43,445
ZHAOHUUI PROSPERITY INT’L LTD	Office lease		263	501

		~~W~~	41,887	43,946

(c)	As of December 31, 2020 and 2019, the Company’s total lease investment and net lease investment are as follows:

(in millions of Won)	2020		2019
Less than 1 year	~~W~~	41,847	237
1 year—3 years		47	46,161

Undiscounted lease payments		41,894	46,398
Unrealized fianace income		(7)	(2,452)

Present value of minimum lease payment	~~W~~	41,887	43,946

7. Other Receivables

(1)	The details of other receivables as of December 31, 2020 and 2019, are as follows:

(in millions of Won)	2020		2019
Current
Loans	~~W~~	258,735	367,580
Other accounts receivable		835,791	971,845
Accrued income		298,157	272,528
Deposits		82,884	86,519
Others		18,015	14,510
Lease receivables		68,198	48,744
Less: Allowance for doubtful accounts		(67,541)	(180,209)

	~~W~~	1,494,239	1,581,517

Non-current
Loans	~~W~~	798,287	701,529
Other accounts receivable		197,304	209,039
Accrued income		86,920	65,275
Deposits		284,588	238,261
Lease receivables		128,366	179,315
Less: Allowance for doubtful accounts		(299,503)	(252,540)

	~~W~~	1,195,962	1,140,879

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(2)	The details of lease receivables are as follows:

Customer	Leased items	2020		2019
HEUNG-A SHIPPING CO., LTD., MSC, HEUNG-A LINE CO., LTD.	6 Container Ships, 4 Tankers	~~W~~	166,077	212,933
KOGAS, ONGC Videsh Limited,
GAIL(India) Limited, Myanmar Oil and Gas Enterprise	Helicopter, Ship, Office, Jetty		30,487	15,126

		~~W~~	196,564	228,059

(3)	As of December 31, 2020, total lease investment and net lease investment are as follows.:

(in millions of Won)	2020		2019
Less than 1 year	~~W~~	70,378	56,796
1 year—3 years		101,049	107,955
3 years—5 years		28,922	70,742
Over 5 years		9,969	16,089

Undiscounted lease payments		210,318	251,582
Unrealized interest income		(13,754)	(23,523)

Present value of minimum lease payment	~~W~~	196,564	228,059

8. Other Financial Assets

Other financial assets as of December 31, 2020 and 2019 are as follows:

(in millions of Won)	2020		2019
Current
Derivatives assets	~~W~~	99,324	47,541
Debt securities		154,154	342,371
Deposit instruments(*1,2)		2,322,327	1,744,895
Short-term financial instruments(*2)		9,133,404	6,861,242

	~~W~~	11,709,209	8,996,049

Non-current
Derivatives assets	~~W~~	18,551	64,737
Equity securities(*3)		1,120,968	1,204,902
Debt securities		20,260	25,555
Other securities(*3)		364,404	340,008
Deposit instruments(*2)		37,624	34,187

	~~W~~	1,561,807	1,669,389

(*1)	As of December 31, 2020 and 2019, ~~W~~4,881 million and ~~W~~4,524 million, respectively, are restricted in use for a government project.
(*2)	As of December 31, 2020 and 2019, financial instruments amounting to ~~W~~46,855 million and ~~W~~73,525 million, respectively, are restricted in use for financial arrangements, pledge and others.
(*3)	As of December 31, 2020 and 2019, ~~W~~113,674 million and ~~W~~109,395 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

9. Inventories

(a)	Inventories as of December 31, 2020 and 2019 are as follows:

(in millions of Won)	2020		2019
Finished goods	~~W~~	1,285,552	1,655,228
M erchandise		751,245	1,058,874
Semi-finished goods		1,626,855	2,097,289
Raw materials		1,980,518	2,656,341
Fuel and materials		876,593	1,026,133
Construction inventories		936,813	734,649
M aterials-in-transit		1,664,770	1,824,044
Others		61,086	83,905

		9,183,432	11,136,463

Less: Allowance for inventories valuation		(131,642)	(216,143)

	~~W~~	9,051,790	10,920,320

(b)	The changes of allowance for inventories valuation for the years ended December 31, 2020 and 2019 were as follows:

(in millions of Won)	2020		2019
Beginning	~~W~~	216,143	206,782
Loss on valuation of inventories		54,014	96,201
Utilization on sale of inventories		(132,707)	(79,419)
Others		(5,808)	(7,421)

Ending	~~W~~	131,642	216,143

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

10. Assets Held for Sale

Details of assets held for sale as of December 31, 2020 and 2019 are as follows:

(in millions of Won)	2020				2019
	The controlling company(*1)		Subsidiaries	Total	The controlling company(*1)	Subsidiaries	Total
Asset
Cash and cash equivalents(*2)	~~W~~	—	934	934	—	374	374
Other financial assets		—	273	273	—	185	185
Property, plant and equipment		32,244	40	32,284	36,321	32,972	69,293
Others		—	719	719	—	4,306	4,306

	~~W~~	32,244	1,966	34,210	36,321	37,837	74,158

Liability
Others	~~W~~	—	25	25	—	8	8

(*1)

During the year ended December 31, 2019, the Company decided to dispose individual assets for which use was discontinued, such as CEM plants, and classified the assets as held for sale. During the year ended December 31, 2020 the Company recognized ~~W~~5,030 million of impairment loss for the difference between the fair value less cost to sell and the carrying amount of the assets.

(*2)	Cash and cash equivalents in the statement of cash flows include cash and cash equivalents that are classified as assets held for sale as of December 31, 2020 and 2019.

11. Investments in Associates and Joint ventures

(a)	Investments in associates and joint ventures as of December 31, 2020 and 2019 are as follows:

(in millions of Won)	2020		2019
Investments in associates	~~W~~	1,732,833	1,864,509
Investments in joint ventures		2,143,416	2,063,246

	~~W~~	3,876,249	3,927,755

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(b)	Details of investments in associates as of December 31, 2020 and 2019 are as follows:

(in millions of Won)	2020						2019
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	178,691,901,565	36.34	~~W~~	178,787	~~W~~	175,939	175,907
Samcheok Blue Power Co.,Ltd. (Formerly, POSPower Co., Ltd)(*1)	4,507,138	34.00		179,410		145,092	161,280
SNNC	18,130,000	49.00		90,650		160,332	142,602
QSONE Co.,Ltd.	200,000	50.00		84,395		86,004	85,887
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		23,913	56,679
Western Inland highway CO.,LTD.	9,533,364	29.82		47,667		45,070	5,115
Nextrain Co., Ltd.(*1)	9,904,000	21.26		49,520		47,364	41,447
Keystone NO. 1. Private Equity Fund	22,523,123	52.58		22,523		—	19,438
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	2,008,000	29.53		10,040		17,137	17,824
Daesung Steel	108,038	17.54		14,000		16,990	15,375
PCC Amberstone Private Equity Fund 1	8,657,610,240	8.80		8,540		9,230	9,570
Others (58 companies)(*1)						117,193	114,490

						844,264	845,614

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		132,907		199,342	225,933
AES-VCM Mong Duong Power Company Limited(*1)	—	30.00		164,303		158,777	178,892
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)	114,452,000	10.40		124,341		123,296	131,529
Eureka Moly LLC	—	20.00		240,123		43,520	85,349
AMCI (WA) PTY LTD	49	49.00		209,664		71,732	72,937
NCR LLC	—	29.40		53,940		46,608	46,391
KOREA LNG LTD.	2,400	20.00		135,205		42,229	46,557
Nickel Mining Company SAS	3,234,698	49.00		157,585		40,890	37,940
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	134,400,000	40.00		22,423		22,147	22,356
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		15,181	15,128
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		12,716	13,363
PT. Batutua Tembaga Raya	128,285	22.00		21,824		15	14,717
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		7,110	6,755
Others (26 companies)(*1)						105,006	121,048

						888,569	1,018,895

					~~W~~	1,732,833	1,864,509

(*1)	As of December 31, 2020 and 2019, investments in associates amounting to ~~W~~410,573 million and ~~W~~437,646 million, respectively, are provided as collateral in relation to the associates’ borrowings.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(c)	Details of investments in joint ventures as of December 31, 2020 and 2019 are as follows:

(in millions of Won)	2020						2019
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	~~W~~	115,680	~~W~~	153,457	182,648
Others (7 companies)						14,014	10,305

						167,471	192,953

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,418,056	1,235,682
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		353,725	376,410
KOBRASCO	2,010,719,185	50.00		32,950		54,400	115,641
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		91,270	88,935
DMSA/AMSA(*1,2)	—	4.27		406,556		31,104	12,189
CSP—Compania Siderurgica do Pecem	1,483,752,032	20.00		656,884		—	—
Others (10 companies)						27,390	41,436

						1,975,945	1,870,293

					~~W~~	2,143,416	2,063,246

(*1)	As of December 31, 2020 and December 31, 2019, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.

(*2)

All of the shareholders of the joint venture entered into financial support agreement with lenders on behalf of the joint venture to extend the maturity of the loans granted to the joint venture by the lenders. However, the Company believes the shareholders’ financial support agreement is invalid and is currently in arbitration process for annulment. The Company’s obligation to provide financial support is currently on hold and may change depending on the result of the arbitration.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(d)	The movements of investments in associates and joint ventures for the years ended December 31, 2020 and 2019 were as follows:

1)	For the year ended December 31, 2020

(in millions of Won) Company	December 31, 2019 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2020 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	175,907	—	—	34	(2)	175,939
Samcheok Blue Power Co.,Ltd. (Formerly, POSPower Co., Ltd)		161,280	—	—	(5,262)	(10,926)	145,092
SNNC		142,602	—	(2,901)	18,701	1,930	160,332
QSONE Co.,Ltd.		85,887	—	(1,140)	1,257	—	86,004
Chun-cheon Energy Co., Ltd		56,679	—	—	(33,173)	407	23,913
Western Inland highway CO.,LTD.		5,115	42,246	—	(2,294)	3	45,070
Nextrain Co., Ltd.		41,447	7,910	—	(2,786)	793	47,364
Keystone NO. 1. Private Equity Fund		19,438	—	—	(19,438)	—	—
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		17,824	—	—	(687)	—	17,137
Daesung Steel		15,375	—	—	(514)	2,129	16,990
PCC Amberstone Private Equity Fund 1		9,570	—	(715)	589	(214)	9,230
POSCO MITSUBISHI CARBON TECHNOLOGY		182,648	—	(19,401)	(9,794)	4	153,457
Others (65 companies)		124,795	27,718	(1,328)	(8,885)	(11,093)	131,207

		1,038,567	77,874	(25,485)	(62,252)	(16,969)	1,011,735

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		225,933	—	(56,760)	45,941	(15,772)	199,342
AES-VCM Mong Duong Power Company Limited		178,892	—	(16,053)	37,092	(41,154)	158,777
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)		131,529	—	(11,672)	10,963	(7,524)	123,296
Eureka Moly LLC		85,349	—	—	(39,801)	(2,028)	43,520
AMCI (WA) PTY LTD		72,937	—	—	(6,561)	5,356	71,732
NCR LLC		46,391	4,196	—	(1,452)	(2,527)	46,608
KOREA LNG LTD.		46,557	—	(7,755)	7,681	(4,254)	42,229
Nickel Mining Company SAS		37,940	—	—	1,473	1,477	40,890
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		22,356	—	—	(384)	175	22,147
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		15,128	—	—	(80)	133	15,181
PT. Wampu Electric Power		13,363	—	(559)	1,411	(1,499)	12,716
PT. Batutua Tembaga Raya		14,717	—	—	(14,883)	181	15
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,755	—	—	279	76	7,110
Roy Hill Holdings Pty Ltd		1,235,682	—	(113,985)	234,693	61,666	1,418,056
POSCO-NPS Niobium LLC		376,410	—	(11,244)	11,449	(22,890)	353,725
KOBRASCO		115,641	—	(37,922)	8,443	(31,762)	54,400
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		88,935	—	—	1,790	545	91,270
DMSA/AMSA		12,189	60,278	—	(33,305)	(8,058)	31,104
CSP—Compania Siderurgica do Pecem		—	62,711	—	(60,708)	(2,003)	—
Others (36 companies)		162,484	—	(12,114)	(8,492)	(9,482)	132,396

		2,889,188	127,185	(268,064)	195,549	(79,344)	2,864,514

	~~W~~	3,927,755	205,059	(293,549)	133,297	(96,313)	3,876,249

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital due from translations of financial statements of foreign investees and others.

2)	For the year ended December 31, 2019

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(in millions of Won) Company	December 31, 2018 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2019 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	174,123	—	—	(976)	2,760	175,907
Samcheok Blue Power Co.,Ltd. (Formerly, POSPower Co., Ltd)		161,477	—	—	(4,744)	4,547	161,280
SNNC		116,922	—	(1,450)	27,655	(525)	142,602
QSONE Co.,Ltd.		85,550	—	(950)	1,287	—	85,887
Chun-cheon Energy Co., Ltd		62,478	6,050	—	(11,849)	—	56,679
Western Inland highway CO.,LTD.		1,494	3,752	—	(167)	36	5,115
Nextrain Co., Ltd.		10	41,600	—	(163)	—	41,447
Keystone NO. 1. Private Equity Fund		11,183	8,723	—	(342)	(126)	19,438
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		17,382	—	—	442	—	17,824
Daesung Steel		15,644	—	—	(269)	—	15,375
PCC Amberstone Private Equity Fund 1		9,693	—	(723)	1,079	(479)	9,570
POSCO MITSUBISHI CARBON TECHNOLOGY		180,192	—	(16,369)	19,377	(552)	182,648
Others (62 companies)		143,578	27,221	(669)	(24,448)	(20,887)	124,795

		979,726	87,346	(20,161)	6,882	(15,226)	1,038,567

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		179,459	—	(24,267)	63,749	6,992	225,933
AES-VCM Mong Duong Power Company Limited		209,936	—	(18,099)	24,126	(37,071)	178,892
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)		126,885	—	(9,902)	9,912	4,634	131,529
Eureka Moly LLC		82,447	—	—	(25)	2,927	85,349
AMCI (WA) PTY LTD		71,086	—	—	(4,377)	6,228	72,937
NCR LLC		37,602	9,605	—	(822)	6	46,391
KOREA LNG LTD.		43,554	—	(13,404)	13,501	2,906	46,557
Nickel Mining Company SAS		41,712	—	—	(4,250)	478	37,940
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		—	22,423	—	61	(128)	22,356
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		14,796	—	—	10	322	15,128
PT. Wampu Electric Power		14,120	—	—	(1,247)	490	13,363
PT. Batutua Tembaga Raya		20,479	—	—	(6,209)	447	14,717
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,478	—	—	80	197	6,755
Roy Hill Holdings Pty Ltd		1,041,600	—	—	158,562	35,520	1,235,682
POSCO-NPS Niobium LLC		363,506	—	(24,933)	24,543	13,294	376,410
KOBRASCO		133,449	—	(74,716)	56,474	434	115,641
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		88,391	—	(1,574)	665	1,453	88,935
DMSA/AMSA		26,709	23,682	—	(40,415)	2,213	12,189
CSP—Compania Siderurgica do Pecem		24,832	35,352	—	(57,647)	(2,537)	—
Others (38 companies)		143,236	552	(19,430)	30,168	7,958	162,484

		2,670,277	91,614	(186,325)	266,859	46,763	2,889,188

	~~W~~	3,650,003	178,960	(206,486)	273,741	31,537	3,927,755

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital due from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(e)	Summarized financial information of associates and joint ventures as of and for the years ended December 31, 2020 and 2019 are as follows:

1)	December 31, 2020

(in millions of Won) Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	473,415	575	472,840	—	8,534
Samcheok Blue Power Co.,Ltd. (Formerly, POSPower Co., Ltd)		1,169,343	700,266	469,077	—	(5,994)
SNNC		592,568	238,971	353,597	698,712	39,826
QSONE Co.,Ltd.		251,190	79,182	172,008	17,075	2,513
Chun-cheon Energy Co., Ltd		609,815	516,963	92,852	222,066	(24,617)
Western Inland highway CO.,LTD.		158,679	2,534	156,145	—	(1,714)
Nextrain Co., Ltd.		303,359	74,738	228,621	—	(2,636)
Keystone NO. 1. Private Equity Fund		178,848	132,123	46,725	16,586	(1,971)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		54,832	27,111	27,721	6,672	(2,326)
Daesung Steel		172,088	106,611	65,477	85,158	(2,930)
PCC Amberstone Private Equity Fund 1		104,933	5	104,928	12,280	6,694
POSCO MITSUBISHI CARBON TECHNOLOGY		446,067	190,289	255,778	112,173	(15,603)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,515,828	719,745	796,083	458,806	183,465
AES-VCM Mong Duong Power Company Limited		1,599,095	1,086,440	512,655	336,174	121,644
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)		1,197,702	3	1,197,699	—	105,411
KOREA LNG LTD.		211,497	353	211,144	40,086	38,370
Nickel Mining Company SAS		445,140	308,885	136,255	223,427	(8,353)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		72,001	16,812	55,189	3,236	(1,086)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		71,805	21,486	50,319	104,537	(237)
PT. Wampu Electric Power		199,841	139,264	60,577	20,272	7,057
PT. Batutua Tembaga Raya		389,973	387,870	2,103	36,587	(29,714)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		68,036	38,843	29,193	78,954	1,156
Roy Hill Holdings Pty Ltd		9,271,788	2,161,353	7,110,435	5,993,950	2,299,529
POSCO-NPS Niobium LLC		707,247	—	707,247	—	25,406
KOBRASCO		118,676	9,875	108,801	32,854	16,887
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		873,174	534,961	338,213	1,252,189	7,856
DMSA/AMSA		4,924,371	2,294,881	2,629,490	204,820	(772,396)
CSP—Compania Siderurgica do Pecem		2,800,437	3,650,509	(850,072)	1,403,457	(1,009,296)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

2)	December 31, 2019

(in millions of Won) Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	516,659	786	515,873	—	7,479
Samcheok Blue Power Co.,Ltd. (Formerly, POSPower Co., Ltd)		707,051	199,846	507,205	—	(5,294)
SNNC		677,508	357,843	319,665	738,977	63,269
QSONE Co.,Ltd.		250,364	78,589	171,775	17,591	2,576
Chun-cheon Energy Co., Ltd		610,089	492,620	117,469	313,438	(24,677)
Western Inland highway CO.,LTD.		21,980	5,165	16,815	—	(528)
Nextrain Co., Ltd.		136,203	7,322	128,881	—	(509)
Keystone NO. 1. Private Equity Fund		187,156	138,219	48,937	18,342	(887)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		53,019	22,971	30,048	17,824	1,497
Daesung Steel		164,708	108,441	56,267	85,537	(1,536)
PCC Amberstone Private Equity Fund 1		108,797	5	108,792	14,787	12,280
POSCO MITSUBISHI CARBON TECHNOLOGY		474,387	170,678	303,709	216,648	32,334
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,808,529	906,254	902,275	555,075	254,582
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)		1,276,857	1	1,276,856	—	95,306
KOREA LNG LTD.		232,935	147	232,788	69,577	67,507
Nickel Mining Company SAS		471,377	331,194	140,183	245,509	2,432
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		73,604	17,765	55,839	641	153
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		65,413	15,232	50,181	101,101	28
PT. Wampu Electric Power		222,266	158,451	63,815	18,163	(6,233)
PT. Batutua Tembaga Raya		423,608	392,226	31,382	112,568	(28,360)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		61,847	33,989	27,858	77,371	327
Roy Hill Holdings Pty Ltd		11,143,705	5,718,152	5,425,553	5,037,471	1,660,577
POSCO-NPS Niobium LLC		752,617	—	752,617	—	47,521
KOBRASCO		268,139	36,857	231,282	167,022	112,949
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		969,280	637,478	331,802	1,145,794	1,704
DMSA/AMSA		5,703,501	4,202,704	1,500,797	638,797	(504,077)
CSP—Compania Siderurgica do Pecem		3,959,365	4,249,083	(289,718)	1,623,843	(465,853)

(f)	Changes in accumulated losses of equity-accounted investees that were not recognized since the Company discontinues the use of the equity method for the year ended December 31, 2020 were as follows:

(in millions of Won) Company	Beginning balance		Increase or decrease	Ending balance
New Songdo International City Development, LLC	~~W~~	279,435	(20,094)	259,341
Mokpo Deayang Industrial Corporation		—	84	84
UITrans LRT Co., Ltd.		14,429	17,905	32,334
Clean Iksan Co., Ltd.		784	(70)	714
HYOCHUN Co.,Ltd.		2,727	778	3,505
Shinahn wind power generation		—	843	843
CSP-Compania Siderurgica do Pecem		27,478	141,259	168,737
KIRIN VIETNAM CO.,Ltd		96	(29)	67
INKOTECH, INC.		—	341	341
POSCO-Poggenamp Electrical Steel Pvt. Ltd.		—	96	96

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

12. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of December 31, 2020 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore Midstream	Gas transportation facility	51.00	Myanmar
Greenhills Mine	Mine development	20.00	Canada
Arctos Anthracite Coal Project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
RUM J/V	Mine development	10.00	Australia
Hanam-Gamil package public housing project	Construction	7.70	Korea
Hanam-Gamil district B6, C2, C3 Block public housing lot development project	Construction	27.00	Korea
Yangsan-Sasong district public housing project(private-participation)	Construction	13.08	Korea
Yangsan-Sasong district public housing project	Construction	49.00	Korea
Sejong 2-1 P3 Block public housing project	Construction	37.00	Korea
Yongin-Giheung Station area city development project	Construction	61.00	Korea
Korean wave world complex land multi-purpose building development project	Construction	33.30	Korea
Sejong 4-1 P3 Block public housing project	Construction	60.00	Korea

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

13. Investment Property, Net

(a)	Investment property as of December 31, 2020 and 2019 are as follows:

	2020				2019
(in millions of Won)	Acquisition cost		Accumulated depreciation and impairment loss	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Book value
Land	~~W~~	296,115	(16,718)	279,397	295,183	(16,718)	278,465
Buildings		746,698	(187,114)	559,584	778,816	(180,657)	598,159
Structures		4,268	(3,069)	1,199	3,455	(2,277)	1,178
Right of use assets		175,026	(20,425)	154,601	434	(9)	425

	~~W~~	1,222,107	(227,326)	994,781	1,077,888	(199,661)	878,227

As of December 31, 2020, the fair value of investment property is ~~W~~2,136,187 million.

(b)	Changes in the carrying amount of investment property for the years ended December 31, 2020 and 2019 were as follows:

1)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	278,465	2,814	(183)	—	(1,699)	279,397
Buildings		598,159	385	—	(9,681)	(29,279)	559,584
Structures		1,178	—	—	(610)	631	1,199
Right of use assets		425	—	(56)	(3,206)	157,438	154,601

	~~W~~	878,227	3,199	(239)	(13,497)	127,091	994,781

(*1)	Includes reversal of impairment loss on investment property recognized by POSCO(Dalian) IT Center Development Co., Ltd., a subsidiary, in relation to its office lease amounting to ~~W~~14,953 million.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

2)	For the year ended December 31, 2019

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	278,585	—	(5,921)	—	5,801	278,465
Buildings		571,335	1,548	(5,343)	(52,416)	83,035	598,159
Structures		1,408	—	(50)	(625)	445	1,178
Right of use assets		—	—	—	—	425	425
Construction-in-progress		77,287	18,644	—	—	(95,931)	—

	~~W~~	928,615	20,192	(11,314)	(53,041)	(6,225)	878,227

(*1)	Includes impairment loss on investment property recognized by POSCO(Dalian) IT Center Development Co., Ltd., a subsidiary, in relation to its office lease amounting to ~~W~~32,642 million.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

14. Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of December 31, 2020 and 2019 are as follows:

	2020					2019
(in millions of Won)	Acquisition cost		Accumulated depreciation and impairment loss	Government grants	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Government grants	Book value
Land	~~W~~	2,592,705	(2,618)	—	2,590,087	2,527,972	(1,913)	—	2,526,059
Buildings		9,417,295	(5,250,281)	(5,614)	4,161,400	9,227,064	(5,010,770)	(840)	4,215,454
Structures		6,363,370	(3,338,075)	(69)	3,025,226	6,066,000	(3,161,453)	(41)	2,904,506
Machinery and equipment		48,435,445	(31,570,233)	(7,905)	16,857,307	47,548,589	(30,326,324)	(4,001)	17,218,264
Vehicles		310,078	(272,705)	(217)	37,156	305,275	(272,977)	(13)	32,285
Tools		423,927	(363,360)	(266)	60,301	418,829	(348,032)	(46)	70,751
Furniture and fixtures		670,079	(542,217)	(403)	127,459	658,467	(528,066)	(269)	130,132
Lease assets		1,093,817	(320,117)	—	773,700	970,891	(196,309)	—	774,582
Bearer plants		171,160	(21,195)	—	149,965	138,818	(14,625)	—	124,193
Construction-in-progress		2,474,766	(850,839)	(6,387)	1,617,540	2,800,412	(856,548)	(14,117)	1,929,747

	~~W~~	71,952,642	(42,531,640)	(20,861)	29,400,141	70,662,317	(40,717,017)	(19,327)	29,925,973

(b)	Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2020 and 2019 were as follows:

1)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss(*1)	Others(*2)	Ending
Land	~~W~~	2,526,059	29,639	(2,633)	—	3,490	33,532	2,590,087
Buildings		4,215,454	13,825	(6,296)	(319,774)	(3,778)	261,969	4,161,400
Structures		2,904,506	85,958	(6,661)	(231,737)	(883)	274,043	3,025,226
Machinery and equipment		17,218,264	138,533	(27,966)	(2,298,951)	(8,080)	1,835,507	16,857,307
Vehicles		32,285	6,475	(546)	(14,599)	—	13,541	37,156
Tools		70,751	20,230	(211)	(38,838)	—	8,369	60,301
Furniture and fixtures		130,132	23,352	(2,908)	(43,832)	(519)	21,234	127,459
Lease assets		774,582	204,699	(9,300)	(172,029)	—	(24,252)	773,700
Bearer plants		124,193	118	(155)	(7,971)	—	33,780	149,965
Construction-in-progress		1,929,747	2,835,921	(7,001)	—	(17,270)	(3,123,857)	1,617,540

	~~W~~	29,925,973	3,358,750	(63,677)	(3,127,731)	(27,040)	(666,134)	29,400,141

(*1)

The Company estimated the recoverable amount of individual assets that it ceased their use due to the disposal plan and others at fair value less costs to sell based on sale price or scrap value and recognized an impairment loss since recoverable amounts are less than their carrying amounts for the year ended December 31, 2020. During the year ended December 31, 2020, the Company recognized impairment losses on damaged assets caused by the fire.

(*2)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

2)	For the year ended December 31, 2019

(in millions of Won)	Beginning		Acquisitions	Business Combination	Disposals	Depreciation	Impairment loss(*1,2)	Others(*3)	Ending
Land	~~W~~	2,548,002	6,550	—	(2,128)	—	—	(26,365)	2,526,059
Buildings		4,402,452	39,551	22,836	(10,376)	(314,107)	(90,036)	165,134	4,215,454
Structures		2,917,924	49,931	2	(3,350)	(228,616)	(27,217)	195,832	2,904,506
Machinery and equipment		18,518,129	175,743	1,216	(78,236)	(2,250,022)	(309,604)	1,161,038	17,218,264
Vehicles		31,341	8,027	189	(742)	(15,057)	(559)	9,086	32,285
Tools		66,164	19,178	5,792	(1,340)	(28,537)	(2,106)	11,600	70,751
Furniture and fixtures		136,287	34,618	252	(1,630)	(36,309)	(1,808)	(1,278)	130,132
Lease assets(*4)		137,564	72,640	490	(8,401)	(130,905)	—	703,194	774,582
Bearer plants		80,771	—	—	—	(5,916)	—	49,338	124,193
Construction-in-progress		1,179,639	2,261,663	17,697	(24,840)	—	(10,150)	(1,494,262)	1,929,747

	~~W~~	30,018,273	2,667,901	48,474	(131,043)	(3,009,469)	(441,480)	773,317	29,925,973

(*1)

The Company estimated the recoverable amount of individual assets related to CEM and Fe-Si factories, etc. that it ceased their use due to the disposal plan and others using fair value less costs to sell based on the appraisal value or scrap value. The Company recognized impairment losses of ~~W~~205,396 million since recoverable amounts are less than their carrying amounts.

(*2)

As of December 31, 2019, POSCO YAMATO VINA STEEL JOINT STOCK COMPANY (formerly, POSCO SS VINA JOINT STOCK COMPANY), a subsidiary, performed the impairment test due to the consecutive operating losses and recognized impairment losses amounting to ~~W~~204,546 million.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(*4)	On the date of initial application of K-IFRS No. 1116 “Leases” (January 1, 2019), recognition of ~~W~~704,458 million of right-of-use assets is included in others.

(c)	Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2020 and 2019 were as follows:

(in millions of Won)	2020		2019
Weighted average expenditure	~~W~~	932,298	587,628
Borrowing costs capitalized		29,653	22,775
Capitalization rate (%)		3.14 ~ 3.18	3.57 ~ 5.46

(d)	Property, plant and equipment and investment property pledged as collateral as of December 31, 2020 and 2019 are as follows:

		Book value
(in millions of Won)	Collateral right holder	2020		2019
Land	Korean Development Bank and others	~~W~~	867,820	765,307
Buildings and structures	Korean Development Bank and others		1,464,551	1,363,709
Machinery and equipment	Korean Development Bank and others		2,263,383	2,440,777

		~~W~~	4,595,754	4,569,793

As of December 31, 2020, assets pledged as collateral related to the Company’s borrowings and others amounting to ~~W~~4,874,423 million include investment properties and other assets such as right to use land.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(e)	Changes in the carrying amount of right of use assets presented as investment property and property, plant and equipment for the years ended December 31, 2020 and 2019 were as follows:

1)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	341,767	18,962	(16,397)	27,387	371,719
Buildings and structures		171,112	47,374	(57,593)	10,867	171,760
Machinery and equipment		215,828	86,373	(38,909)	(24,111)	239,181
Vehicles		14,105	6,186	(9,486)	651	11,456
Ships		24,082	111,537	(29,064)	—	106,555
others		8,113	45,803	(23,786)	(2,500)	27,630

	~~W~~	775,007	316,235	(175,235)	12,294	928,301

2)	For the year ended December 31, 2019

(in millions of Won)	The date of initial application (January 1, 2019)		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	340,107	22,850	(11,461)	(9,729)	341,767
Buildings and structures		209,455	23,015	(38,853)	(22,505)	171,112
Machinery and equipment		219,877	14,610	(33,751)	15,092	215,828
Vehicles		20,555	8,735	(10,050)	(5,135)	14,105
Ships		26,499	—	(2,417)	—	24,082
others		25,529	3,430	(34,373)	13,527	8,113

	~~W~~	842,022	72,640	(130,905)	(8,750)	775,007

(f)	The amount recognized in profit or loss related to leases for the years ended December 31, 2020 and 2019 were as follows:

(in millions of Won)	2020		2019
Interest on lease liabilities	~~W~~	36,373	35,483
Expenses related to short-term leases		18,809	41,974
Expenses related to leases of low-value assets		14,375	14,150

	~~W~~	69,557	91,607

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

15. Goodwill and Other Intangible Assets, Net

(a)	Goodwill and other intangible assets as of December 31, 2020 and 2019 are as follows:

	2020					2019
(in millions of Won)	Acquisition cost		Accumulated amortization and impairment loss	Government grants	Book value	Acquisition cost	Accumulated amortization and impairment loss	Government grants	Book value
Goodwill	~~W~~	1,626,876	(722,983)	—	903,893	1,631,413	(533,604)	—	1,097,809
Intellectual property rights		3,628,121	(1,457,383)	—	2,170,738	3,449,796	(1,170,586)	—	2,279,210
Membership		143,403	(4,700)	—	138,703	170,247	(22,169)	—	148,078
Development expense		652,492	(425,381)	—	227,111	483,539	(389,200)	—	94,339
Port facilities usage rights		685,210	(448,938)	—	236,272	686,525	(405,127)	—	281,398
Exploration and evaluation assets		274,691	(217,551)	—	57,140	294,874	(217,603)	—	77,271
Customer relationships		865,671	(535,424)	—	330,247	865,821	(490,946)	—	374,875
Other intangible assets		1,101,595	(716,190)	(77)	385,328	1,220,641	(665,026)	(122)	555,493

	~~W~~	8,978,059	(4,528,550)	(77)	4,449,432	8,802,856	(3,894,261)	(122)	4,908,473

(b)	The changes in carrying amount of goodwill and other intangible assets for the years ended December 31, 2020 and 2019 were as follows:

1)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	1,097,809	—	—	—	(189,379)	(4,537)	903,893
Intellectual property rights		2,279,210	136,195	(3,617)	(282,594)	(7,727)	49,271	2,170,738
Membership(*1)		148,078	3,416	(12,340)	(107)	244	(588)	138,703
Development expense		94,339	1,315	(16)	(56,329)	(206)	188,008	227,111
Port facilities usage rights		281,398	—	—	(44,893)	—	(233)	236,272
Exploratation and evaluation assets		77,271	14,886	—	—	—	(35,017)	57,140
Customer relationships		374,875	—	—	(44,478)	—	(150)	330,247
Other intangible assets		555,493	159,590	(61,692)	(37,157)	—	(230,906)	385,328

	~~W~~	4,908,473	315,402	(77,665)	(465,558)	(197,068)	(34,152)	4,449,432

(*1)	Economic useful life of membership is indefinite.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

2)	For the year ended December 31, 2019

(in millions of Won)	Beginning		Acquisitions	Business Combination	Disposals	Amortization	Impairment loss(*2)	Others(*3)	Ending
Goodwill	~~W~~	1,125,149	—	26,256	—	—	(55,445)	1,849	1,097,809
Intellectual property rights		2,399,525	127,479	—	(6,566)	(271,694)	(2)	30,468	2,279,210
Membership(*1)		134,793	15,636	—	(3,326)	(181)	24	1,132	148,078
Development expense		99,163	4,484	—	(35)	(44,418)	(666)	35,811	94,339
Port facilities usage rights		305,081	—	—	(4,674)	(22,923)	—	3,914	281,398
Exploratation and evaluation assets		192,130	9,642	—	—	—	(123,888)	(613)	77,271
Customer relationships		421,773	—	—	—	(51,768)	—	4,870	374,875
Other intangible assets		493,211	141,578	74	(10,718)	(40,263)	(10,111)	(18,278)	555,493

	~~W~~	5,170,825	298,819	26,330	(25,319)	(431,247)	(190,088)	59,153	4,908,473

(*1)	Economic useful life of membership is indefinite.
(*2)

In connection with exploration and evaluation of the AD-7 block in Myanmar, POSCO INTERNATIONAL Corporation failed to find economic gas. The Company recognized impairment loss of ~~W~~118,140 million for the excess of the carrying amounts of related assets over the special energy loan which may be forgiven in the case of project failure.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(c)

For the purpose of impairment testing, goodwill is allocated to individually operating entities where each is determined to be a CGU. The goodwill amounts as of December 31, 2020 and 2019 are as follows:

(in millions of Won)
Reporting segments	Total number of CGUs
	2020	2019	CGUs	2020		2019
Steel	7	7	POSCO VST CO., LTD.	~~W~~	36,955	36,955
			Others		12,498	13,721
Trading	3	3	POSCO INTERNATIONAL CORPORATION(*1)		762,816	951,434
			GRAIN TERMINAL HOLDING		23,726	26,256
			PT. Bio Inti Agrindo		6,955	7,468
E&C	2	2	POSCO ENGINEERING & CONSTRUCTION CO., LTD.		24,868	24,868
			POSCO Center Beijing		159	158
			POSCO ENERGY CO., LTD.		26,471	26,471
Others	4	5	Others		9,445	10,478

	16	17		~~W~~	903,893	1,097,809

(*1)

The recoverable amount of POSCO INTERNATIONAL Corporation, a subsidiary included in trading segment, are determined based on its value in use. As of December 31, 2020, the value in use is estimated by applying a 6.92%(2019: 6.84%) discount rate to the future cash flows estimated from management’s 5-year business plan and terminal growth rate of 1.9% (2019: 1.9%) thereafter. The terminal growth rate does not exceed long-term growth rate of its industry. During the year ended December 31, 2020, impairment loss on goodwill of ~~W~~188,619 million was recognized as the recoverable amount is less than the carrying amount of the CGU.

The value in use of the CGU is sensitive to the assumptions such as discount rate, terminal growth and estimated revenue used in discount cash flow model. If the discount rate increases by 0.5%, the value in use would decrease by ~~W~~239,316 million or 7.42% and if the terminal growth rate decreases by 0.5%, The value in use would decrease by ~~W~~128,922 million or 4.00%.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

16. Other Assets

Other current assets and other non-current assets as of December 31, 2020 and 2019 are as follows:

(in millions of Won)	2020		2019
Current
Advance payments	~~W~~	348,753	453,538
Prepaid expenses		181,985	145,834
Firm commitment asset		23,506	17,490
Others		62,379	14,315

	~~W~~	616,623	631,177

Non-current
Long-term advance payments	~~W~~	21,587	21,950
Long-term prepaid expenses		92,774	41,256
Others(*1)		155,699	262,036

	~~W~~	270,060	325,242

(*1)

As of December 31, 2020 and 2019, the Company recognized tax assets amounting to ~~W~~121,225 million and ~~W~~213,071 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification are finalized.

17. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of December 31, 2020 and 2019 are as follows:

(in millions of Won)
	Lenders	Issuance date	Maturity date	Interest rate (%)	2020		2019
Short-term borrowings
Bank overdrafts	JP Morgan and others	January, 2020~ December, 2020	January, 2021~ December, 2021	0.52~6.50	~~W~~	146,762	159,075
Short-term borrowings	HSBC and others	January, 2020~ December, 2020	January, 2021~ December, 2021	0.17~9.50		5,047,633	5,327,258

						5,194,395	5,486,333

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	November, 2004~ December, 2020	January, 2021~ December, 2021	0.20~8.50		1,067,338	1,491,934
Current portion of debentures	Korea Development Bank and others	April, 2011~ May, 2019	February, 2021~ December, 2021	1.73~5.25		2,417,339	1,571,194
Less: Current portion of discount on debentures issued						(1,543)	(1,249)

						3,483,134	3,061,879

					~~W~~	8,677,529	8,548,212

(b)	Long-term borrowings, excluding current portion as of December 31, 2020 and 2019 are as follows:

(in millions of Won)
	Lenders	Issuance date	Maturity date	Interest rate (%)	2020		2019
Long-term borrowings	Export-Import Bank of Korea and others	September, 2001~ December, 2020	January, 2022~ March, 2037	0.19~5.28	~~W~~	3,366,400	3,827,152
Less: Present value discount						(16,058)	(24,374)
Bonds	KB Securities co.,Ltd. and others	October, 2013~ October, 2020	March, 2022~ October, 2029	0.50~4.00		8,505,485	8,124,194
Less: Discount on debentures issued						(35,749)	(33,571)

					~~W~~	11,820,078	11,893,401

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(c)	Assets pledged as collateral with regard to the borrowings as of December 31, 2020 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Cash and cash equivalents	Sinhan Bank and others	~~W~~	24,489	24,758
Property, plant and equipment and Investment property	Korea Development Bank and others		4,424,923	4,811,751
Trade accounts and notes receivable	Korea Development Bank and others		371,326	373,016
Inventories	Export-Import Bank of Korea and others		81,859	12,650
Financial instruments	KB Kookmin Bank and others		25,624	25,624

		~~W~~	4,928,221	5,247,799

18. Other Payables

Other payables as of December 31, 2020 and 2019 are as follows:

(in millions of Won)	2020		2019
Current
Accounts payable	~~W~~	800,439	832,845
Accrued expenses		697,087	742,370
Dividend payable		2,703	3,106
Lease liabilities		244,548	149,176
Withholdings		100,489	152,011

	~~W~~	1,845,266	1,879,508

Non-current
Accounts payable	~~W~~	5,572	2,718
Accrued expenses		4,953	4,805
Lease liabilities		495,127	526,294
Long-term withholdings		53,272	51,312

	~~W~~	558,924	585,129

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

19. Other Financial Liabilities

Other financial liabilities as of December 31, 2020 and 2019 are as follows:

(in millions of Won)	2020		2019
Current
Derivative liabilities	~~W~~	82,859	28,021
Financial guarantee liabilities		58,545	49,806

	~~W~~	141,404	77,827

Non-current
Derivative liabilities	~~W~~	129,505	17,033
Financial guarantee liabilities		4,083	14,461

	~~W~~	133,588	31,494

20. Provisions

(a)	Provisions as of December 31, 2020 and 2019 are as follows:

(in millions of Won)	2020			2019
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	73,441	48,510	76,432	47,237
Provision for construction warranties		9,662	217,435	7,655	162,773
Provision for legal contingencies and claims(*1)		24,275	63,175	6,996	77,488
Provision for the restoration(*2)		5,307	134,438	6,783	80,520
Others(*3,*4)		330,588	59,411	262,629	90,136

	~~W~~	443,273	522,969	360,495	458,154

(*1)

The Company recognized probable outflow of resources amounting to ~~W~~59,211 million and ~~W~~54,228 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Company as of December 31, 2020 and 2019, respectively.

(*2)

Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery amounting to ~~W~~17,561 million as provisions for restoration as of December 31, 2020. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 1.23%~1.43% to measure present value of these costs.

(*3)

As of December 31, 2020 and 2019, POSCO ENERGY CO., LTD., and Korea Fuel Cell, recognized ~~W~~80,842 million and ~~W~~178,959 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

(*4)

As of December 31, 2020 and 2019, the Company has recognized emission liabilities amounting to ~~W~~78,646 million and ~~W~~50,965 million, respectively, for expected greenhouse gas emissions exceeding the quantity of free quota emission rights.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(b)	The following are the key assumptions concerning the future and other key sources of estimation uncertainties at the end of the reporting period.

Key assumptions for the estimation
Provision for bonus payments	Estimations based on financial performance and service provided

Provision for construction warranties	Estimations based on historical warranty data

Provision for legal contingencies and claims	Estimations based on the degree of probability of an unfavorable outcome and the ability to make a sufficient reliable estimate of the amount of loss

(c)	Changes in provisions for the years ended December 31, 2020 and 2019 were as follows:

1)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	123,669	106,855	(109,835)	(6,334)	7,596	121,951
Provision for construction warranties		170,428	86,691	(23,916)	(5,311)	(795)	227,097
Provision for legal contingencies and claims		84,484	30,894	(16,444)	(9,087)	(2,397)	87,450
Provision for the restoration		87,303	67,501	(6,525)	(15,811)	7,277	139,745
Others		352,765	349,639	(142,440)	(133,294)	(36,671)	389,999

	~~W~~	818,649	641,580	(299,160)	(169,837)	(24,990)	966,242

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2019

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	73,478	122,714	(86,084)	(3,077)	16,638	123,669
Provision for construction warranties		142,233	53,203	(22,858)	(3,444)	1,294	170,428
Provision for legal contingencies and claims		111,150	26,407	(37,087)	(18,098)	2,112	84,484
Provision for the restoration		89,168	23,559	(13,411)	(14,379)	2,366	87,303
Others		316,287	95,747	(38,260)	(86,458)	65,449	352,765

	~~W~~	732,316	321,630	(197,700)	(125,456)	87,859	818,649

(*1)	Includes adjustments of foreign currency translation differences and others.

21. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2020 and 2019 were as follows:

(in millions of Won)	2020		2019
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	50,694	46,846

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of December 31, 2020 and 2019 are as follows:

(in millions of Won)	2020		2019
Present value of funded obligations	~~W~~	2,439,938	2,416,203
Fair value of plan assets(*1)		(2,397,717)	(2,255,149)
Present value of non-funded obligations		13,415	15,677

Net defined benefit liabilities	~~W~~	55,636	176,731

(*1)

As of December 31, 2020 and 2019, the Company recognized net defined benefit assets amounting to ~~W~~86,149 million and ~~W~~4,280 million, respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

2)	Changes in present value of defined benefit obligations for the years ended December 31, 2020 and 2019 were as follows:

(in millions of Won)	2020		2019
Defined benefit obligations at the beginning of period	~~W~~	2,431,880	2,137,161
Current service costs		245,047	236,735
Interest costs		47,485	51,900
Remeasurements :		(52,732)	152,713
- Loss (gain) from change in financial assumptions		(76,744)	103,850
- Loss (gain) from change in demographic assumptions		27,399	(492)
- Loss (gain) from change in others		(3,387)	49,355
Benefits paid		(225,293)	(152,275)
Others		6,966	5,646

Defined benefit obligations at the end of period	~~W~~	2,453,353	2,431,880

3)	Changes in fair value of plan assets for the years ended December 31, 2020 and 2019 were as follows:

(in millions of Won)	2020		2019
Fair value of plan assets at the beginning of period	~~W~~	2,255,149	1,997,717
Interest on plan assets		44,208	48,210
Remeasurement of plan assets		(600)	(8,692)
Contributions to plan assets		307,367	342,915
Benefits paid		(213,246)	(124,962)
Others		4,839	(39)

Fair value of plan assets at the end of period	~~W~~	2,397,717	2,255,149

The Company expects to make an estimated contribution of ~~W~~179,367 million to the defined benefit plan assets in 2021.

4)	The fair value of plan assets as of December 31, 2020 and 2019 are as follows:

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(in millions of Won)	2020		2019
Equity instruments	~~W~~	17,886	10,386
Debt instruments		696,583	1,013,716
Deposits		1,614,796	1,159,455
Others		68,452	71,592

	~~W~~	2,397,717	2,255,149

5)	The amounts recognized in consolidated statement of comprehensive income for the years ended December 31, 2020 and 2019 were as follows:

(in millions of Won)
	2020		2019
Current service costs	~~W~~	245,047	236,735
Net interest costs(*1)		3,277	3,690

	~~W~~	248,324	240,425

(*1) The actual return on plan assets amounted to ~~W~~43,608 million and ~~W~~39,518 million for the years ended December 31, 2020 and 2019, respectively.

The above expenses by function were as follows:

(in millions of Won)	2020		2019
Cost of sales	~~W~~	177,223	169,206
Selling and administrative expenses		69,256	70,060
Others		1,845	1,159

	~~W~~	248,324	240,425

6)	Accumulated actuarial gains (losses), net of tax recognized in other comprehensive income for the years ended December 31, 2020 and 2019 were as follows:

(in millions of Won)	2020		2019
Beginning	~~W~~	(589,796)	(472,644)
Remeasurements of defined benefit plans		36,576	(117,152)

Ending	~~W~~	(553,220)	(589,796)

7)	The principal actuarial assumptions as of December 31, 2020 and 2019 are as follows:

(%)	2020	2019
Discount rate	0.53 ~ 13.00	1.72 ~ 13.00
Expected future increase in salaries(*1)	1.92 ~ 11.00	2.00 ~ 11.00

(*1)	The expected future increase in salaries is based on the average salary increase rate for the past 5 years.

All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

8)

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding the other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

(in millions of Won)	1% Increase			1% Decrease
	Amount		Percentage(%)	Amount	Percentage(%)
Discount rate	~~W~~	(178,233)	(7.3)	205,950	8.4
Expected future increase in salaries		206,013	8.4	(181,444)	(7.4)

9)	As of December 31, 2020 the maturity of the expected benefit payments are as follows:

(in millions of Won)	Within 1 year		1 year - 5 years	5 years -10 years	10 years - 20 years	After 20 years	Total
Benefits to be paid	~~W~~	245,294	861,968	561,987	890,845	399,429	2,959,523

The maturity analysis of the defined benefit obligation was nominal amounts of defined benefit obligations using expected remaining period of service of employees.

22. Other Liabilities

Other liabilities as of December 31, 2020 and 2019 are as follows:

(in millions of Won)	2020		2019
Current
Due to customers for contract work	~~W~~	807,465	676,054
Advances received		416,960	487,526
Unearned revenue		24,433	61,795
Withholdings		332,327	388,486
Firm commitment liability		35,993	15,637
Others		8,304	8,604

	~~W~~	1,625,482	1,638,102

Non-current
Unearned revenue	~~W~~	17,953	27,161
Others		19,067	52,349

	~~W~~	37,020	79,510

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

23. Financial Instruments

(a) Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of December 31, 2020 and 2019 are as follows:

① December 31, 2020

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	79,995	—	79,995	—	79,995
Short-term financial instruments		9,133,404	—	9,133,404	—	9,133,404
Debt securities		20,797	—	—	20,797	20,797
Other securities		364,404	47,321	2,242	314,841	364,404
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments(*2)		37,880	—	37,880	—	37,880
Fair value through other comprehensive income
Equity securities		1,120,968	729,342	—	391,626	1,120,968
Debt securities		2,471	—	—	2,471	2,471
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		4,754,644	—	—	—	—
Trade accounts and notes receivable		7,332,890	—	—	—	—
Other receivables		2,300,515	—	—	—	—
Debt securities		151,146	—	—	—	—
Deposit instruments		2,359,951	—	—	—	—

	~~W~~	27,661,065	776,663	9,253,521	731,735	10,761,919

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	180,773	—	180,773	—	180,773
Derivative hedging instruments(*2)		31,591	—	31,591	—	31,591
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		3,777,836	—	—	—	—
Borrowings		20,497,607	—	20,821,353	—	20,821,353
Financial guarantee liabilities		62,629	—	—	—	—
Others		2,347,244	—	—	—	—

	~~W~~	26,897,680	—	21,033,717	—	21,033,717

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Company applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Company applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

② December 31, 2019

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	106,104	—	106,104	—	106,104
Short-term financial instruments		6,861,242	—	6,861,242	—	6,861,242
Debt securities		28,087	—	—	28,087	28,087
Other securities		340,008	1,222	3,330	335,456	340,008
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments		6,174	—	6,174	—	6,174
Fair value through other comprehensive income
Equity securities		1,204,902	782,108	73	422,721	1,204,902
Debt securities		5,686	—	—	5,686	5,686
Financial assets measured at amortized cost(*1)
Cash and Cash Equivalents		3,514,872	—	—	—	—
Trade accounts and notes receivable		8,214,459	—	—	—	—
Other receivables		2,193,700	—	—	—	—
Debt securities		334,153	—	—	—	—
Deposit instruments		1,779,082	—	—	—	—

	~~W~~	24,590,469	783,330	6,976,923	793,950	8,554,203

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	32,193	—	32,193	—	32,193
Derivative hedging instruments		12,861	—	12,861	—	12,861
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		3,442,989	—	—	—	—
Borrowings		20,441,613	—	20,666,476	—	20,666,476
Financial guarantee liabilities		64,267	—	—	—	—
Others		2,401,382	—	—	—	—

	~~W~~	26,395,305	—	20,711,530	—	20,711,530

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

2)

Financial assets and financial liabilities classified as fair value hierarchy Level 2 Fair values of derivatives are measured using the derivatives instrument valuation models such as market approach method and discounted cash flow method. Inputs of the financial instrument valuation model include forward rate, interest rate and others. The fair value of derivatives may change depending on the type of derivatives and the nature of the underlying assets.

3)	Financial assets and financial liabilities classified as fair value hierarchy Level 3

①	Value measurement method and significant but not observable inputs for the financial assets classified as fair value hierarchy Level 3 as of December 31, 2020 are as follows:

(in millions of Won)	Fair value		Valuation technique	Inputs	Range of inputs	Effect on fair value assessment with unobservable input
Financial assets at fair value	~~W~~	331,780	Discounted cash flows	Growth rate	0% ~ 0.5%	As growth rate increases, fair value increases
				Discount rate	7.8% ~ 17.4%	As discount rate increases, fair value decreases
		2,967	Proxy firm valuation method	Price multiples	0.728~2.742	As price multiples increases, fair value increases
		396,988	Asset value approach	—	—	—

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

②	Sensitivity analysis of financial assets and financial liabilities classified as Level 3 of fair value hierarchy

If other inputs remain constant as of December 31, 2020 and one of the significant but not observable input is changed, the effect on fair value measurement is as follows:

(in millions of Won)	Input variable	Favorable changes		Unfavorable changes
Financial assets at fair value	Fluctuation 0.5% of growth rate	~~W~~	212	206
	Fluctuation 0.5% of discount rate		19,040	17,350

③	Changes in fair value of financial assets and financial liabilities classified as Level 3 for the years ended December 31, 2020 and 2019 were as follows:

(in millions of Won)
	2020		2019
Beginning	~~W~~	793,950	709,660
Acquisition		78,241	68,461
Gain (loss) on valuations of financial assets		(41,537)	(9,412)
Other comprehensive income (loss)		(44,469)	106,586
Disposal and others		(54,450)	(81,345)

Ending	~~W~~	731,735	793,950

4)	Finance income and costs by category of financial instrument for the years ended December 31, 2020 and 2019 were as follows:

①	For the year ended December 31, 2020

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	165,160	(15,883)	—	9,979	329	159,585	—
Derivative assets		—	56,273	—	318,820	—	375,093	—
Financial assets at fair value through other comprehensive income		—	—	—	—	38,019	38,019	(77,627)
Financial assets measured at amortized cost		207,014	—	(222,215)	(15,779)	(5,821)	(36,801)	—
Derivative liabilities		—	(170,155)	—	(376,823)	—	(546,978)	(331)
Financial liabilities measured at amortized cost		(638,797)	—	450,984	—	(16,010)	(203,823)	—

	~~W~~	(266,623)	(129,765)	228,769	(63,803)	16,517	(214,905)	(77,958)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

②	For the year ended December 31, 2019

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	142,873	(23,551)	—	5,556	630	125,508	—
Derivative assets		—	123,538	—	184,861	—	308,399	—
Financial assets at fair value through other comprehensive income		—	—	—	—	74,825	74,825	(10,541)
Financial assets measured at amortized cost		209,511	—	295,319	(36,935)	(8,042)	459,853	—
Derivative liabilities		—	(7,494)	—	(217,072)	—	(224,566)	(90)
Financial liabilities measured at amortized cost		(755,711)	—	(330,808)	(2,432)	(24,988)	(1,113,939)	—

	~~W~~	(403,327)	92,493	(35,489)	(66,022)	42,425	(369,920)	(10,631)

(b)	Credit risk

1)	Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2020 and 2019 are as follows:

(in millions of Won)	2020		2019
Cash and cash equivalents	~~W~~	4,754,644	3,514,872
Derivative assets		117,875	112,278
Short-term financial instrument		9,133,404	6,861,242
Debt securities		174,414	367,926
Other securities		364,404	340,008
Other receivables		2,302,515	2,195,700
Trade accounts and notes receivable		7,332,890	8,214,459
Deposit instruments		2,359,951	1,779,082

	~~W~~	26,540,097	23,385,567

The Company provided financial guarantee for the repayment of loans of associates, joint ventures and third parties. As of December 31, 2020 and 2019, the maximum exposure to credit risk related to the financial guarantee amounted to ~~W~~4,069,562 million and ~~W~~4,959,011 million, respectively.

2)	Impairment losses on financial assets and contract assets

The Company assesses expected credit losses by estimating the default rate based on the credit loss experience of prior periods and overdue conditions and considers the credit default swap (CDS) premium to reflect changes in credit risk by sector. For credit-impaired assets and significant receivables where the credit risk is significantly increased, credit losses are individually assessed.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

①	Allowance for doubtful accounts as of December 31, 2020 and 2019 are as follows:

(in millions of Won)	2020		2019
Trade accounts and notes receivable	~~W~~	386,650	465,524
Other accounts receivable		177,037	210,313
Loans		184,610	195,339
Others		5,396	27,098

	~~W~~	753,693	898,274

②	Impairment losses on financial assets for the years ended December 31, 2020 and 2019 were as follows:

(in millions of Won)	2020		2019
Impairment (reversal)	~~W~~	829	(28,105)
Other bad debt expenses(*1)		71,092	88,787
Less: Recovery of allowance for other bad debt accounts		(17,987)	(8,464)

	~~W~~	53,934	52,218

(*1)	Other bad debt expenses are mainly related to loans and other accounts receivable.

③	The aging and allowance for doubtful accounts of trade accounts and notes receivable as of December 31, 2020 and 2019 are as follows:

(in millions of Won)	2020			2019
	Trade accounts and notes receivable		Allowance for doubtful accounts	Trade accounts and notes receivable	Allowance for doubtful accounts
Not due	~~W~~	7,052,689	82,836	7,536,927	75,324
Over due less than 1 month		279,548	4,238	876,753	9,395
1 month - 3 months		198,807	4,775	228,115	6,647
3 months - 12 months		286,274	21,042	134,888	7,954
Over 12 months		776,375	273,759	965,977	366,204

	~~W~~	8,593,693	386,650	9,742,660	465,524

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

④	The aging and allowance for doubtful accounts of other receivables as of December 31, 2020 and 2019 are as follows:

(in millions of Won)	2020			2019
	Loans and other account receivable		Allowance for doubtful accounts	Loans and other account receivable	Allowance for doubtful accounts
Not due	~~W~~	1,836,372	132,209	1,220,756	56,354
Over due less than 1 month		50,858	199	432,220	1,546
1 month - 3 months		39,053	100	91,521	239
3 months - 12 months		47,978	10,033	271,814	10,846
Over 12 months		695,297	224,502	612,139	363,765

	~~W~~	2,669,558	367,043	2,628,450	432,750

⑤	Changes in the allowance for doubtful accounts for the years ended December 31, 2020 and 2019 were as follows:

(in millions of Won)	2020		2019
Beginning	~~W~~	898,274	916,790
Bad debt expenses (reversal)		829	(28,105)
Other bad debt expenses		53,105	80,323
Others(*1)		(198,515)	(70,734)

Ending	~~W~~	753,693	898,274

(*1)	Others for the year ended December 31 2020 and 2019, included decreases mainly due to write-off amounting to ~~W~~150,417 million and ~~W~~78,505 million, respectively.

(c)	Liquidity risk

1)	Contractual maturities for non-derivative financial liabilities are as follows:

(in millions of Won)	Book value		Contractual cash flow	Within 1 year	1 year - 5 years	After 5 years
Trade accounts and notes payable	~~W~~	3,777,836	3,779,718	3,756,208	23,510	—
Borrowings		20,497,607	21,760,887	9,006,218	11,508,890	1,245,779
Financial guarantee liabilities(*1)		62,629	4,069,562	4,069,562	—	—
Lease liabilities		739,675	1,085,102	277,438	433,629	374,035
Other financial liabilities		1,607,569	1,619,326	1,543,779	75,547	—

	~~W~~	26,685,316	32,314,595	18,653,205	12,041,576	1,619,814

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

2)	Contractual maturities for derivative financial liabilities are as follows:

(in millions of Won)	Within 1 year		1 year - 5 years	After 5 years	Total
Currency forward	~~W~~	26,664	66	—	26,730
Currency swap		14,622	127,347	1,509	143,478
Interest swap		8,430	565	18	9,013
Others		33,143	—	—	33,143

	~~W~~	82,859	127,978	1,527	212,364

(d)	Currency risk

1)

The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2020 and 2019 are as follows:

(in millions of Won)	2020			2019
	Assets		Liabilities	Assets	Liabilities
USD	~~W~~	4,331,058	6,768,169	4,423,107	6,166,765
EUR		459,423	939,160	592,381	180,816
JPY		110,569	644,675	79,664	253,542
Others		714,324	461,162	481,455	319,046

2)

As of December 31, 2020 and 2019, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss for the years ended December 31, 2020 and 2019 were as follows:

(in millions of Won)	2020			2019
	10% increase		10% decrease	10% increase	10% decrease
USD	~~W~~	(243,711)	243,711	(174,366)	174,366
EUR		(47,974)	47,974	41,157	(41,157)
JPY		(53,411)	53,411	(17,388)	17,388

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(e) Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of December 31, 2020 and 2019 are as follows:

(in millions of Won)	2020		2019
Fixed rate
Financial assets	~~W~~	17,291,726	13,391,637
Financial liabilities		(14,601,638)	(13,264,607)

		2,690,088	127,030

Variable rate
Financial liabilities		~~W~~ (6,635,644)	(7,852,476)

2)	Sensitivity analysis on the cash flows of financial instruments with variable interest rate

The Company’s interest rate risk mainly arises from borrowings with variable interest rate. As of December 31, 2020 and 2019, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the years ended December 31, 2020 and 2019 were as follows:

(in millions of Won)	2020		2019
	1% increase	1% decrease	1% increase	1% decrease
Variable rate financial instruments	~~W~~ (66,356)	66,356	(78,525)	78,525

24. Share Capital and Capital Surplus

(a) Share capital as of December 31, 2020 and 2019 are as follows:

(Share, in Won)	2020		2019
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2020, total number of ADRs of 25,853,808 outstanding in overseas stock market are equivalent to 6,463,452 shares of common stock.
(*2)	As of December 31, 2020, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(b)	The changes in issued common stock for the years ended December 31, 2020 and 2019 were as follows:

(share)	2020			2019
	Issued shares	Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
Beginning	87,186,835	(7,071,194)	80,115,641	87,186,835	(7,185,703)	80,001,132
Acquisition of treasury shares	—	(4,100,169)	(4,100,169)	—	—	—
Disposal of treasury shares	—	—	—	—	114,509	114,509

Ending	87,186,835	(11,171,363)	76,015,472	87,186,835	(7,071,194)	80,115,641

(c) Capital surplus as of December 31, 2020 and 2019 are as follows:

(in millions of Won)	2020		2019
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		796,623	796,623
Other capital surplus		50,099	115,803

	~~W~~	1,310,547	1,376,251

(d)

On February 25, 2017, POSCO ENERGY CO., LTD., a subsidiary of the Company, issued redeemable convertible preferred shares amounting to ~~W~~245,000 million (8,643,193 shares) which were classified as non-controlling interests in the consolidated statement of financial position. Repayments of the redeemable convertible preferred shares were made on February 25, 2020 (4,477,246 shares) and March 30, 2020 (4,165,947 shares).

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

25. Hybrid Bonds

(a)	Hybrid bonds classified as equity as of December 31, 2020 and 2019 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	2020		2019
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(616)	(616)

				~~W~~	199,384	199,384

(*1)	Details of issuance of hybrid bonds as of December 31, 2020 are as follows:

Hybrid bond 1-2

Maturity date	30 years (POSCO has a right to extend the maturity date)

Interest rate

Issue date ~ 2023-06-12 : 4.60%

Reset every 10 years as follows;

• After 10 years : return on government bond (10 years) + 1.40%

• After 10 years : additionally +0.25% according to Step-up clauses

• After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to POSCO)

Others	POSCO can call the hybrid bond at year 10th anniversary of issuance and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is senior to the common stockholders, but and subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of December 31, 2020 amounts to ~~W~~479 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(b)

POSCO ENERGY CO., LTD., a subsidiary of the Company, issued hybrid bonds, which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of December 31, 2020 and 2019 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	2020		2019
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21		140,000	140,000
Issuance cost					(429)	(429)

				~~W~~	139,571	139,571

(*1)	Details of hybrid bonds of POSCO ENERGY CO., LTD. as of December 31, 2020 are as follows:

Hybrid bond 1-4

Maturity date	30 years (The issuer has a right to extend the maturity date)

Interest rate

Issue date ~ 2023-08-29 : 5.21%

Reset every 10 years as follows;

• After 10 years : return on government bond (10 years) + 1.55%

• After 10 years : additionally +0.25% according to Step-up clauses

• After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The issuer can call the hybrid bond at year 10th anniversary of issurance and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is senior to the common stockholders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of December 31, 2020 amounts to ~~W~~679 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

26. Reserves

(a)	Reserves as of December 31, 2020 and 2019 are as follows:

(in millions of Won)	2020		2019
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(693,176)	(648,712)
Changes in fair value of equity investments at fair value through other comprehensive income		(359,283)	(285,073)
Foreign currency translation differences		(339,707)	(202,636)
Gains or losses on valuation of derivatives		(699)	(438)
Others		11,947	(21,121)

	~~W~~	(1,380,918)	(1,157,980)

(b)	Changes in fair value of equity investments at fair value through other comprehensive income for the years ended December 31, 2020 and 2019 were as follows:

(in millions of Won)	2020		2019
Beginning balance	~~W~~	(285,073)	(295,300)
Changes in unrealized fair value of equity investments		(72,808)	(9,422)
Reclassification upon disposal		2,726	21,902
Others		(4,128)	(2,253)

Ending balance	~~W~~	(359,283)	(285,073)

27. Treasury Shares

Based on the Board of Directors’ resolution, POSCO holds treasury shares for business purposes including price stabilization. The changes in treasury shares for the years ended December 31, 2020 and 2019 were as follows:

(shares, in millions of Won)	2020			2019
	Number of shares	Amount		Number of shares	Amount
Beginning	7,071,194	~~W~~	1,508,303	7,185,703	~~W~~	1,532,728
Acquisition of treasury shares	4,100,169		883,219	—		—
Disposal of treasury shares	—		—	(114,509)		(24,425)

Ending	11,171,363	~~W~~	2,391,522	7,071,194	~~W~~	1,508,303

During the year ended December 31, 2020, the Company entered into a trust contract of acquiring treasury shares following approval of the Board of Directors. The amount committed to purchase treasury shares by this trust contract is ~~W~~1,000 billion, and the contract period is from April 13, 2020 to April 12, 2021.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

28. Revenue

(a)	Disaggregation of revenue

1)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the years ended December 31, 2020 and 2019 were as follows.

①	For the year ended December 31, 2020

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	28,394,790	18,796,522	—	917,307	48,108,619
Revenue from services		462,489	388,222	45,359	1,811,380	2,707,450
Revenue from construction contract		—	—	6,523,615	27,949	6,551,564
Others		35,599	160,478	7,196	221,890	425,163

	~~W~~	28,892,878	19,345,222	6,576,170	2,978,526	57,792,796

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	28,430,389	18,957,000	141,916	1,139,197	48,668,502
Revenue recognized over time		462,489	388,222	6,434,254	1,839,329	9,124,294

	~~W~~	28,892,878	19,345,222	6,576,170	2,978,526	57,792,796

②	For the year ended December 31, 2019

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	31,456,714	21,629,838	—	712,196	53,798,748
Revenue from services		573,463	369,730	49,696	2,217,862	3,210,751
Revenue from construction contract		—	—	6,889,540	30,998	6,920,538
Others		48,276	157,564	5,393	225,578	436,811

	~~W~~	32,078,453	22,157,132	6,944,629	3,186,634	64,366,848

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	31,504,990	21,787,402	44,412	943,037	54,279,841
Revenue recognized over time		573,463	369,730	6,900,217	2,243,597	10,087,007

	~~W~~	32,078,453	22,157,132	6,944,629	3,186,634	64,366,848

(b)	Details of contract assets and liabilities from contracts with customers as of December 31, 2020 and 2019, are as follows.

(in millions of Won)	2020		2019
Receivables
Account receivables	~~W~~	7,332,890	8,214,459
Contract assets
Due from customers for contract work		874,152	1,062,677
Contract liabilities
Advance received		418,777	489,658
Due to customers for contract work		807,465	676,054
Unearned revenue		42,040	88,733

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

29. Revenue – Contract Balances

(a)	Details of outstanding contracts as of December 31, 2020 and 2019 are as follows:

(in millions of Won)	2020			2019
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	30,780,560	247,737	29,106,218	249,751
Accumulated contract profit		3,034,148	49,692	2,863,207	47,107
Accumulated contract loss		(1,260,451)	(2,482)	(1,182,989)	(2,211)
Accumulated contract revenue		32,554,257	294,947	30,786,436	294,647

(b)	Details of due from customers for contract work and due to customers for contract work as of December 31, 2020 and 2019 are as follows:

(in millions of Won)	2020			2019
	Construction segment		Others	Construction segment	Others
Due from customers for contract work	~~W~~	915,285	33,594	1,087,119	49,317
Due to customers for contract work		(765,818)	(41,647)	(639,130)	(36,924)

	~~W~~	149,467	(8,053)	447,989	12,393

(c)	Details of the provisions of construction loss as of December 31, 2020 and December 31, 2019 are as follows:

(in millions of Won)	2020		2019
Construction segment	~~W~~	70,818	35,526
Others		437	406

	~~W~~	71,255	35,932

(d)

Due to the factors causing the variation of costs during the year ended December 31, 2020, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profit before income taxes for the year ended December 31, 2020 and future periods are as follows:

(in millions of Won)			Changes in profit (loss) of contract
	Changes in estimated total contract costs		Net income	Future income(loss)	Total
Construction segment	~~W~~	122,857	51,825	151,754	203,579
Others		18,552	12,551	(8,665)	3,886

	~~W~~	141,409	64,376	143,089	207,465

The effect on the current and future profit is estimated based on the circumstances that have occurred from the commencement date of the contract to the end of reporting period. The estimation is evaluated for the total contract costs and expected total contract revenue as of the end of the reporting period. Also, it may change during future periods.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(e)	As of December 31, 2020, revenue expected to be recognized in the future in relation to performance obligations that have not been fulfilled (or partially fulfilled) is as follows:

(in millions of Won)	2021		2022	2023	After 2024	Total
Construction segment	~~W~~	6,248,724	5,123,655	2,709,750	1,702,354	15,784,483
Others		109,138	57,325	46,384	44,910	257,757

	~~W~~	6,357,862	5,180,980	2,756,134	1,747,264	16,042,240

(f)	Uncertainty of estimates

1) Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments, or decrease due to penalty when the completion of contract is delayed due to the Company’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2) Total contract costs

Contract revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing cost and others. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Determination of significant assumptions
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

30. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the years ended December 31, 2020 and 2019 were as follows:

(in millions of Won)	2020		2019
Wages and salaries	~~W~~	828,667	840,599
Expenses related to post-employment benefits		83,037	88,880
Other employee benefits		187,075	177,908
Travel		17,513	42,692
Depreciation		146,483	131,337
Amortization		115,254	112,171
Communication		10,390	11,150
Electricity		7,968	8,799
Taxes and public dues		59,274	78,932
Rental		34,966	39,886
Repairs		8,952	13,454
Entertainment		8,328	11,123
Advertising		71,743	82,574
Research & Development		116,273	110,315
Service fees		156,530	193,486
Vehicles maintenance		4,880	7,660
Industry association fee		9,586	9,609
Conference		11,576	15,104
Increase to provisions		12,285	18,071
Others		48,822	47,536

	~~W~~	1,939,602	2,041,286

(b)	Selling expenses

Selling expenses for the years ended December 31, 2020 and 2019 were as follows:

(in millions of Won)	2020		2019
Freight and custody	~~W~~	180,503	180,341
Operating expenses for distribution center		6,977	9,222
Sales commissions		86,851	73,941
Sales advertising		1,284	1,552
Sales promotion		7,086	9,989
Sample		1,650	2,287
Sales insurance premium		30,364	32,632
Contract cost		46,247	38,081
Others		15,977	20,273

	~~W~~	376,939	368,318

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

31. Research and Development Expenditures Recognized as Expenses

Research and development expenditures recognized as expenses for the years ended December 31, 2020 and 2019 were as follows:

(in millions of Won)	2020		2019
Administrative expenses	~~W~~	116,273	110,315
Cost of sales		351,861	389,460

	~~W~~	468,134	499,775

32. Finance Income and Costs

Details of other finance income and costs for the years ended December 31, 2020 and 2019 were as follows:

(in millions of Won)	2020		2019
Finance income
Interest income(*1)	~~W~~	372,174	352,384
Dividend income		38,348	75,455
Gain on foreign currency transactions		1,147,692	824,565
Gain on foreign currency translations		574,463	206,019
Gain on derivatives transactions		352,005	195,933
Gain on valuations of derivatives		115,642	163,491
Gain on disposals of financial assets at fair value through profit of loss		15,550	8,525
Gain on valuations of financial assets at fair value through profit or loss		51,581	42,297
Others		10,044	3,474

	~~W~~	2,677,499	1,872,143

Finance cost
Interest expense	~~W~~	638,797	755,711
Loss on foreign currency transactions		1,067,907	746,603
Loss on foreign currency translations		425,479	319,470
Loss on derivatives transactions		410,008	228,144
Loss on valuations of derivatives		229,524	47,447
Loss on disposals of trade accounts and notes receivable		15,816	36,935
Loss on disposals of financial assets at fair value through profit or loss		5,571	2,969
Loss on valuations of financial assets at fair value through profit or loss		67,464	65,848
Others		31,836	38,936

	~~W~~	2,892,402	2,242,063

(*1)	Interest income calculated using the effective interest method for the years ended December 31, 2020 and 2019 were ~~W~~207,014 million and ~~W~~209,511 million, respectively.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

33. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2020 and 2019 were as follows:

(in millions of Won)	2020		2019
Other non-operating income
Gain on disposals of assets held for sale	~~W~~	841	37,461
Gain on disposals of investment in subsidiaries, associates and joint ventures		88,836	27,836
Gain on disposals of property, plant and equipment		15,548	49,367
Gain on disposals of intangible assets		815	1,896
Gain on valuation of firm commitment		107,511	60,201
Gain on valuation of emission rights		—	25,440
Gain on disposals of emission rights		24,851	11,141
Reversal of other provisions		5,154	36,522
Premium income		25,253	3,326
Others(*1)		133,527	197,701

	~~W~~	402,336	450,891

Other non-operating expenses
Impairment loss on assets held for sale	~~W~~	5,030	38,328
Loss on disposals of investments in subsidiaries, associates and joint ventures		14,632	6,539
Loss on disposals of property, plant and equipment		142,126	120,227
Impairment loss on property, plant and equipment		27,040	442,700
Impairment loss on investment property		—	32,642
Impairment loss on intangible assets		197,776	191,021
Loss on valuation of firm commitment		93,098	37,685
Expenses of assets not in use		19,276	34,152
Increase to provisions		30,536	23,074
Donations		45,652	51,567
Others		70,408	112,029

	~~W~~	645,574	1,089,964

(*1)

During the year ended December 31, 2019, the Company recognized non-operating income of refunded amount of ~~W~~74,044 million as a result of request for judgment on value added tax related to imported LNG.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

34. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other operating expenses in the statements of comprehensive income for the years ended December 31, 2020 and 2019 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	2020		2019
Raw material used, changes in inventories and others	~~W~~	34,829,420	38,934,261
Employee benefits expenses(*2)		3,624,953	3,623,611
Outsourced processing cost		7,808,343	8,250,372
Electricity and water		656,121	912,832
Depreciation(*1)		3,156,181	3,029,868
Amortization		465,558	431,247
Freight and custody		1,428,012	1,446,628
Sales commissions		86,851	73,941
Loss on disposal of property, plant and equipment		142,126	120,227
Impairment loss on property, plant and equipment		27,040	442,700
Impairment loss on intangible assets		197,776	191,021
Donations		45,652	51,567
Other expenses		3,638,393	4,168,470

	~~W~~	56,106,426	61,676,745

(*1)	Includes depreciation expense of investment property.
(*2)	The details of employee benefits expenses for the years ended December 31, 2020 and 2019 were as follows:

(in millions of Won)	2020		2019
Wages and salaries	~~W~~	3,316,364	3,313,642
Expenses related to post-employment benefits		308,589	309,969

	~~W~~	3,624,953	3,623,611

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

35. Income Taxes

(a)	Income tax expense for the years ended December 31, 2020 and 2019 were as follows:

(in millions of Won)	2020		2019
Current income taxes(*1)	~~W~~	692,869	913,286
Deferred income tax due to temporary differences		(468,640)	146,350
Items recorded directly in equity		12,705	11,005

Income tax expense	~~W~~	236,934	1,070,641

(*1)	Refund (additional payment) of income taxes when filing a final corporation tax return is credited (charged) directly to current income taxes.

(b)	The income taxes credited (charged) directly to equity for the years ended December 31, 2020 and 2019 were as follows:

(in millions of Won)	2020		2019
Net changes in fair value of equity investments at fair value through other comprehensive income(*1)	~~W~~	26,850	(26,744)
Remeasurements of defined benefit plans(*1)		(13,327)	38,167
Others		(818)	(418)

	~~W~~	12,705	11,005

(*1)	Those amounts were recognized in other comprehensive income.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(c)

The following table reconciles the calculated income tax expense based on POSCO’s statutory rate (27.5%) to the actual amount of taxes recorded by the Company for the years ended December 31, 2020 and 2019.

(in millions of Won)	2020		2019
Profit before income tax expense	~~W~~	2,025,086	3,053,278
Income tax expense computed at statutory rate		546,537	829,289
Adjustments:
Tax credit		(90,093)	(39,709)
Additional Income tax expense for prior years (Refund related to prior years)		(14,362)	(35,389)
Tax effect from tax audit		11,796	14,775
Investment in subsidiaries, associates and joint ventures		147,874	317,977
Tax effect due to permanent differences		2,591	(5,588)
Others(*1)		(367,409)	(10,714)

		(309,603)	241,352

Income tax expense	~~W~~	236,934	1,070,641

Effective tax rate (%)		11.7%	35.1%

(*1)

Due to changes in estimation on deductibility of temporary difference related to Synthetic Natural Gas (SNG) facility and Business Combination of Off-gas Power Station Business Sector, ~~W~~328,453 million of income tax benefit is recognized for the year ended December 31, 2020.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(d)	The movements in deferred tax assets (liabilities) for the years ended December 31, 2020 and 2019 were as follows:

(in millions of Won)	2020				2019
	Beginning		Increase (decrease)	Ending	Beginning	Increase (decrease)	Ending
Deferred income tax due to temporary differences
Allowance for doubtful accounts	~~W~~	153,136	(5,912)	147,224	181,143	(28,007)	153,136
PPE - Depreciation		22,211	10,025	32,236	9,837	12,374	22,211
Share of profit or loss of equity-accounted investees		119,114	100,317	219,431	227,594	(108,480)	119,114
Allowance for inventories valuation		9,445	2,097	11,542	10,676	(1,231)	9,445
PP&E - Revaluation		(1,818,461)	84,462	(1,733,999)	(1,861,712)	43,251	(1,818,461)
Prepaid expenses		15,212	4,619	19,831	17,259	(2,047)	15,212
PP&E - Impairment loss		137,326	246,177	383,503	76,577	60,749	137,326
Gain or loss on foreign currency translation		7,036	(58,681)	(51,645)	(38,010)	45,046	7,036
Defined benefit liabilities		(95,683)	(26,137)	(121,820)	(73,589)	(22,094)	(95,683)
Provision for construction losses		7,303	10,302	17,605	7,405	(102)	7,303
Provision for construction warranty		61,801	1,714	63,515	70,318	(8,517)	61,801
Accrued income		(30,816)	(10,360)	(41,176)	(13,094)	(17,722)	(30,816)
Others		432,799	112,243	545,042	471,050	(38,251)	432,799

		(979,577)	470,866	(508,712)	(914,546)	(65,031)	(979,577)

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		130,141	26,850	156,991	156,885	(26,744)	130,141
Others		168,021	(14,145)	153,876	130,272	37,749	168,021

		298,162	12,705	310,867	287,157	11,005	298,162

Deferred tax from tax credit
Tax credit carry-forward and others		91,839	(19,433)	72,406	115,589	(23,750)	91,839
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		135,364	4,503	139,867	203,938	(68,574)	135,364

	~~W~~	(454,212)	468,641	14,428	(307,862)	(146,350)	(454,212)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(e)	Deferred tax assets and liabilities for the years ended December 31, 2020 and 2019 are as follows:

(in millions of Won)	2020				2019

	Assets		Liabilities	Net	Assets	Liabilities	Net
Deferred income tax due to temporary differences
Allowance for doubtful accounts	~~W~~	147,243	(19)	147,224	153,136	—	153,136
PPE - Depreciation		84,890	(52,654)	32,236	68,649	(46,438)	22,211
Share of profit or loss of equity-accounted investees		281,049	(61,618)	219,431	177,467	(58,353)	119,114
Allowance for inventories valuation		11,542	—	11,542	9,445	—	9,445
PP&E - Revaluation		—	(1,733,999)	(1,733,999)	—	(1,818,461)	(1,818,461)
Prepaid expenses		19,859	(28)	19,831	15,212	—	15,212
PP&E - Impairment loss		383,503	—	383,503	137,326	—	137,326
Gain or loss on foreign currency translation		101,244	(152,889)	(51,645)	136,360	(129,324)	7,036
Defined benefit liabilities		478,144	(599,964)	(121,820)	426,930	(522,613)	(95,683)
Provision for construction losses		17,605	—	17,605	7,303	—	7,303
Provision for construction warranty		63,515	—	63,515	61,801	—	61,801
Accrued income		—	(41,176)	(41,176)	—	(30,816)	(30,816)
Others		726,516	(181,474)	545,042	510,635	(77,836)	432,799

		2,315,110	(2,823,821)	(508,712)	1,704,264	(2,683,841)	(979,577)

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		167,070	(10,079)	156,991	220,276	(90,135)	130,141
Others		177,938	(24,062)	153,876	193,384	(25,363)	168,021

		345,008	(34,141)	310,867	413,660	(115,498)	298,162

Deferred tax from tax credit
Tax credit carry-forward and others		72,406	—	72,406	91,839	—	91,839
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		422,338	(282,471)	139,867	441,172	(305,808)	135,364

	~~W~~	3,154,862	(3,140,433)	14,428	2,650,935	(3,105,147)	(454,212)

(f)

As of December 31, 2020, deductible temporary differences of ~~W~~7,928,964 million and taxable temporary differences of ~~W~~7,041,140 million related to investments in subsidiaries and associates were not recognized as deferred tax assets or liabilities, because it is not probable they will reverse in the foreseeable future.

(g)	The Company recognized current tax payable or receivable at the amount expected to be paid or received that reflects uncertainty related to income taxes.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

36. Earnings Per Share

Basic earnings per share for the years ended December 31, 2020 and 2019 were as follows:

(in Won, except share information)
	2020		2019
Profit attribute to controlling interest	~~W~~	1,602,147,657,531	1,835,086,521,187
Interests of hybrid bonds		(6,688,273,972)	(6,669,999,999)
Weighted-average number of common shares outstanding (*1)		79,120,963	80,113,759

Basic and diluted earnings per share	~~W~~	20,165	22,823

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(Shares)	2020	2019
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(8,065,872)	(7,073,076)

Weighted-average number of common shares outstanding	79,120,963	80,113,759

Since there were no potential shares of common stock which had dilutive effects as of December 31, 2020 and 2019, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

37. Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the years ended December 31, 2020 and 2019 were as follows:

1) For the year ended December 31, 2020

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	6,790	11,123	15	772,846	220	63,467
POSCO COATED & COLOR STEEL Co., Ltd.		418,619	1,820	—	—	28,523	639
POSCO ICT(*4)		2,747	4,996	—	374,914	41,384	181,554
eNtoB Corporation		15	60	214,750	34,217	76	25,870
POSCO CHEMICAL CO., LTD		258,154	34,944	456,780	23,003	304,135	4,816
POSCO ENERGY CO., LTD.		1,262	2,396	14,011	3	—	23,336
POSCO INTERNATIONAL Corporation		5,644,017	56,322	342,520	—	11,371	4,375
POSCO Thainox Public Company Limited		311,924	137	2,538	—	—	—
POSCO America Corporation		121,377	—	—	—	—	1,249
POSCO Canada Ltd.		—	1,325	162,385	—	—	—
POSCO Asia Co., Ltd.		1,514,154	1,060	151,373	4,331	1,508	3,915
Qingdao Pohang Stainless Steel Co., Ltd.		145,006	66	—	—	—	305
POSCO JAPAN Co., Ltd.		1,076,987	—	37,210	5,277	—	6,225
POSCO-VIETNAM Co., Ltd.		253,060	605	—	—	—	96
POSCO MEXICO S.A. DE C.V.		168,188	403	—	—	—	2,000
POSCO Maharashtra Steel Private Limited		328,943	2,507	—	—	—	479
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		112,925	—	—	—	—	—
POSCO VST CO., LTD.		208,464	218	—	—	—	156
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	600,580	—	—	—
Others		1,331,672	23,017	73,575	45,695	270,821	135,698

		11,904,304	140,999	2,055,737	1,260,286	658,038	454,180

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.(*5)		65	41	916	84,839	4,086	12,431
SNNC		5,651	4,739	545,001	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		40,512	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	91,188	1,300,296	—	—	—
Others		34,555	69,110	63,945	—	—	31,637

		80,783	165,078	1,910,158	84,839	4,086	44,068

	~~W~~	11,985,087	306,077	3,965,895	1,345,125	662,124	498,248

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of December 31, 2020, the company provided guarantees to related parties (Note 38)
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)	During the year ended, 2020, the Company has lost significant influence over the investee.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

2) For the year ended December 31, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	6,688	11,137	4,725	416,734	57	24,174
POSCO COATED & COLOR STEEL Co., Ltd.		468,070	2,014	95	—	20,298	724
POSCO ICT		2,924	4,994	—	344,977	34,638	181,128
eNtoB Corporation		15	60	304,846	64,845	126	25,754
POSCO CHEMICAL CO., LTD		389,731	35,592	522,493	17,549	315,530	4,561
POSCO ENERGY CO., LTD.		148,205	2,211	5,123	94	—	7,561
POSCO INTERNATIONAL Corporation		6,025,938	46,661	541,002	—	49,506	7,149
POSCO Thainox Public Company Limited		265,374	13,795	10,037	—	—	3
POSCO America Corporation		300,598	—	—	—	—	2,994
POSCO Canada Ltd.		1,067	1,833	306,552	—	—	—
POSCO Asia Co., Ltd.		1,781,841	1,352	390,056	1,338	1,574	7,561
Qingdao Pohang Stainless Steel Co., Ltd.		146,468	—	—	—	—	110
POSCO JAPAN Co., Ltd.		1,509,631	36	38,631	6,269	—	5,835
POSCO-VIETNAM CO., Ltd.		265,849	368	—	—	—	66
POSCO MEXICO S.A. DE C.V.		303,924	159	—	—	—	809
POSCO Maharashtra Steel Private Limited		644,652	311	—	—	—	800
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		121,633	27	2,189	—	—	—
POSCO VST CO., LTD.		299,307	—	—	—	—	114
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	154	694,600	—	—	—
Others		964,532	20,679	134,296	34,444	246,184	169,849

		13,646,447	141,383	2,954,645	886,250	667,913	439,192

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		1,364	86	2,882	306,927	15,089	30,317
SNNC		5,527	4,100	588,276	—	—	9
POSCO-SAMSUNG-Slovakia Processing Center		65,688	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	1,237,168	—	—	—
Others		16,084	112,390	76,427	—	—	85,167
		88,663	116,576	1,904,753	306,927	15,089	115,493

	~~W~~	13,735,110	257,959	4,859,398	1,193,177	683,002	554,685

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(b)	The related account balances of significant transactions between the controlling company and related companies as of December 31, 2020 and 2019 are as follows:

1) December 31, 2020

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	6,010	11	6,021	—	81,608	394	82,002
POSCO COATED & COLOR STEEL Co., Ltd.		63,520	—	63,520	—	180	3,709	3,889
POSCO ICT		245	1	246	2,820	118,720	31,411	152,951
eNtoB Corporation		—	—	—	1,361	35,846	18	37,225
POSCO CHEMICAL CO., LTD		19,406	3,434	22,840	13,066	55,515	18,531	87,112
POSCO ENERGY CO., LTD.		261	122	383	—	2,995	12,508	15,503
POSCO INTERNATIONAL Corporation		534,531	—	534,531	2,713	—	—	2,713
POSCO Thainox Public Company Limited		39,920	—	39,920	—	—	—	—
POSCO America Corporation		19	—	19	—	—	—	—
POSCO Asia Co., Ltd.		239,847	898	240,745	3,958	258	—	4,216
Qingdao Pohang Stainless Steel Co., Ltd.		25,838	—	25,838	—	—	—	—
POSCO MEXICO S.A. DE C.V.		71,307	397	71,704	—	—	—	—
POSCO Maharashtra Steel Private Limited		173,285	2,006	175,291	—	—	—	—
Others(*1)		557,841	29,962	587,803	41,564	32,785	86,891	161,240

		1,732,030	36,831	1,768,861	65,482	327,907	153,462	546,851

Associates and joint ventures
SNNC		106	228	334	33,380	—	—	33,380
Roy Hill Holdings Pty Ltd		—	52,076	52,076	201,924	—	—	201,924
Others		818	17,882	18,700	6,704	—	—	6,704

		924	70,186	71,110	242,008	—	—	242,008

	~~W~~	1,732,954	107,017	1,839,971	307,490	327,907	153,462	788,859

(*1)

As of December 31, 2020, the Company has loans amounting to ~~W~~2,950 million granted to Suncheon Eco Trans Co., Ltd., a subsidiary of the Company, and its loss allowance recognized is amounting to ~~W~~2,950 million.

2) December 31, 2019

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	5,702	65	5,767	—	78,512	385	78,897
POSCO COATED & COLOR STEEL Co., Ltd.		57,792	—	57,792	—	11	3,828	3,839
POSCO ICT		225	1	226	1,147	129,424	42,844	173,415
eNtoB Corporation		—	—	—	3,459	27,431	—	30,890
POSCO CHEMICAL CO., LTD		35,102	3,578	38,680	17,839	52,710	19,369	89,918
POSCO ENERGY CO., LTD.		1,876	4	1,880	—	3,229	14,912	18,141
POSCO INTERNATIONAL Corporation		633,073	—	633,073	345	2,218	3,839	6,402
POSCO Thainox Public Company Limited		52,826	2	52,828	916	—	—	916
POSCO America Corporation		8,448	—	8,448	—	—	—	—
POSCO Asia Co., Ltd.		508,962	748	509,710	12,784	171	—	12,955
Qingdao Pohang Stainless Steel Co., Ltd.		29,842	—	29,842	—	—	—	—
POSCO MEXICO S.A. DE C.V.		90,351	702	91,053	—	—	—	—
POSCO Maharashtra Steel Private Limited		235,917	444	236,361	—	—	—	—
Others		470,734	33,851	504,585	14,397	40,233	87,652	142,282

		2,130,850	39,395	2,170,245	50,887	333,939	172,829	557,655

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		84	10	94	471	49,511	—	49,982
SNNC		297	65	362	19,769	—	—	19,769
Roy Hill Holdings Pty Ltd		—	—	—	93,383	—	—	93,383
Others		942	706	1,648	3,447	586	—	4,033

		1,323	781	2,104	117,070	50,097	—	167,167

	~~W~~	2,132,173	40,176	2,172,349	167,957	384,036	172,829	724,822

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(c)	Significant transactions between the Company, excluding the controlling company, and related companies for the years ended December 31, 2020 and 2019 were as follows:

1) For the year ended December 31, 2020

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	2,558	—	5	—
New Songdo International City Development, LLC		125,909	26,451	—	137
SNNC		61,332	30	48,764	126,060
Chuncheon Energy Co., Ltd.		213	211	—	—
Noeul Green Energy Co., Ltd.		6,059	—	—	829
CSP - Compania Siderurgica do Pecem		47,243	11,432	165,269	14,399
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		42,189	—	37,509	151
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	5,780	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		8,757	—	—	—
PT. Batutua Tembaga Raya		—	1,061	28,174	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		29,964	—	384	—
DMSA/AMSA		—	—	29,189	—
South-East Asia Gas Pipeline Company Ltd.		7	71,299	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		31,068	19,530	3,608	701
Samcheok BluePower Co.,Ltd (Formerly POSPower Co., Ltd.)		220,372	—	—	—
TK CHEMICAL CORPORATION		104,749	—	26,863	—
Others		182,151	71,955	49,315	37,582

	~~W~~	862,571	201,969	394,860	179,859

2) For the year ended December 31, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	15,637	—	39	14,778
New Songdo International City Development, LLC		33,885	44,131	—	36
SNNC		74,034	—	35,910	65,503
Chuncheon Energy Co., Ltd.		1,156	—	—	—
Noeul Green Energy Co., Ltd.		6,579	—	—	1,217
USS-POSCO Industries		4	—	1,835	—
CSP - Compania Siderurgica do Pecem		98,330	12,718	416,541	23,398
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		34,895	—	39,733	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		10	—	4,222	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		11,500	—	—	—
PT. Batutua Tembaga Raya		—	772	45,841	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		30,083	—	353	—
Sebang Steel		—	—	4,862	—
DMSA/AMSA		—	—	71,275	—
South-East Asia Gas Pipeline Company Ltd.		64	42,010	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		88,506	16,424	4,769	2,144
Samcheok BluePower Co.,Ltd (Formerly POSPower Co., Ltd.)		163,167	—	—	—
TK CHEMICAL CORPORATION		172,133	—	63,836	—
Others		252,125	53,596	31,460	28,039

	~~W~~	982,108	169,651	720,676	135,115

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(d)	The related account balances of significant transactions between the Company, excluding the controlling company, and related companies as of December 31, 2020 and 2019 are as follows:

1) December 31, 2020

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC		23,866	—	20,592	44,458	—	3	3
Chuncheon Energy Co., Ltd.		—	—	—	—	444	—	444
Samcheok BluePower Co., Ltd. (Formerly POSPower Co., Ltd.)		92,715	—	—	92,715	—	40,536	40,536
Nickel Mining Company SAS		—	62,420	143	62,563	—	—	—
CSP - Compania Siderurgica do Pecem		19,704	—	—	19,704	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		6,534	—	—	6,534	1,023	150	1,173
PT. Batutua Tembaga Raya		—	35,355	—	35,355	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		13,889	—	—	13,889	193	—	193
South-East Asia Gas Pipeline Company Ltd.		—	91,003	—	91,003	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		2,799	—	—	2,799	783	—	783
TK CHEMICAL CORPORATION		21,916	—	—	21,916	429	—	429
Others		78,752	166,572	111,083	356,407	7,035	11,446	18,481

	~~W~~	260,175	355,350	131,818	747,343	9,907	52,135	62,042

(*1)	As of December 31, 2020, the Company recognizes bad-debt allowance for receivables amounting to ~~W~~133,997 million.

2) December 31, 2019

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	4,121	—	205	4,326	791	8	799
New Songdo International City Development, LLC		23,626	—	20,592	44,218	—	10	10
Chuncheon Energy Co., Ltd.		—	8,234	—	8,234	657	—	657
Samcheok BluePower Co., Ltd. (Formerly POSPower Co., Ltd.)		34,945	—	—	34,945	—	67,543	67,543
Nickel Mining Company SAS		—	60,516	120	60,636	—	—	—
CSP - Compania Siderurgica do Pecem		244,700	—	14,264	258,964	—	33	33
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		10,273	—	—	10,273	633	—	633
PT. Batutua Tembaga Raya		—	36,291	19,993	56,284	56	—	56
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,035	—	—	7,035	101	—	101
DMSA/AMSA		—	57,999	1,672	59,671	—	—	—
South-East Asia Gas Pipeline Company Ltd.		14	147,367	—	147,381	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		8,078	—	—	8,078	916	—	916
TK CHEMICAL CORPORATION		37,373	—	—	37,373	110	—	110
Others		94,914	138,663	97,804	331,381	7,128	13,379	20,507

	~~W~~	465,079	449,070	154,650	1,068,799	10,392	80,973	91,365

(*1)	As of December 31, 2019, the Company recognizes bad-debt allowance for receivables amounting to ~~W~~132,554 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(e)	Significant financial transactions between the Company, excluding the controlling company, and related companies for the years ended December 31, 2020 and 2019 were as follows:

1) December 31, 2020

(in millions of Won)	Beginning		Lend	Collect	Others(*2)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	10,579	12,873	—	—	23,452
DMSA/AMSA(*1)		57,999	—	—	(57,999)	—
South-East Asia Gas Pipeline Company Ltd.		147,367	—	(47,539)	(8,825)	91,003
PT. Batutua Tembaga Raya		36,291	—	—	(936)	35,355
PT. Tanggamus Electric Power		4,580	—	—	(276)	4,304
PT. Wampu Electric Power		5,519	—	—	(333)	5,186
PT. POSMI Steel Indonesia		2,316	—	—	(140)	2,176
Nickel Mining Company SAS		60,516	—	—	1,904	62,420
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		6,947	—	(1,239)	(268)	5,440
POS-SeaAH Steel Wire (Thailand) Co., Ltd.		6,947	—	—	(419)	6,528
AMCI (WA) PTY LTD		78,553	5,550	—	(812)	83,291
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,789	—	—	(349)	5,440
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		9,262	—	—	(558)	8,704
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
Chun-cheon Energy Co., Ltd.		8,234	—	(8,234)	—	—
POS-AUSTEM Suzhou Automotive Co., Ltd		5,789	11,805	—	(1,274)	16,320
CAML RESOURCES PTY LTD		—	3,219	—	93	3,312
Shinahn wind power generation		—	37	—	—	37

	~~W~~	449,070	33,484	(57,012)	(70,192)	355,350

(*1)	During the year ended December 31, 2020, loans amounting to ~~W~~60,278 million have been converted to shares of DMSA/AMSA, which is presented in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

2) December 31, 2019

(in millions of Won)	Beginning		Lend	Collect	Others(*2)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	5,695	4,884	—	—	10,579
DMSA/AMSA(*1)		64,297	15,451	—	(21,749)	57,999
South-East Asia Gas Pipeline Company Ltd.		191,107	—	(48,027)	4,287	147,367
PT. Batutua Tembaga Raya		35,100	—	—	1,191	36,291
PT. Tanggamus Electric Power		4,423	—	—	157	4,580
PT. Wampu Electric Power		5,330	—	—	189	5,519
PT. POSMI Steel Indonesia		2,236	—	—	80	2,316
Nickel Mining Company SAS		59,664	—	—	852	60,516
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		6,709	—	—	238	6,947
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		3,354	—	(3,354)	—	—
POS-SeaAH Steel Wire (Thailand) Co., Ltd.		6,709	—	—	238	6,947
AMCI (WA) PTY LTD		90,480	4,669	—	(16,596)	78,553
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,590	—	—	199	5,789
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		8,945	—	—	317	9,262
Hyo-chun Co., Ltd.		—	—	—	2,382	2,382
Chun-cheon Energy Co., Ltd.		—	8,234	—	—	8,234
POS-AUSTEM Suzhou Automotive Co., Ltd		—	5,827	—	(38)	5,789

	~~W~~	489,639	39,065	(51,381)	(28,253)	449,070

(*1)	During the year ended December 31, 2019, loans amounting to ~~W~~23,682 million have been converted to shares of DMSA/AMSA, which is presented in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(f)	For the years ended December 31, 2020 and 2019, details of compensation to key management officers were as follows:

(in millions of Won)	2020		2019
Short-term benefits	~~W~~	109,546	119,658
Long-term benefits		15,288	21,231
Retirement benefits		16,238	13,562

	~~W~~	141,072	154,451

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Company’s business and operations.

38. Commitments and Contingencies

(a)	Contingent liabilities

Contingent liabilities may develop in a way not initially expected. Therefore, management continuously assesses contingent liabilities to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the consolidated financial statements of the period in which the change in probability occurs (except in the extremely rare circumstances where no reliable estimate can be made).

Management makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the supports of internal specialists or external consultants.

Management regularly analyzes current information about these matters and provides for probable contingent losses including the estimate of legal expense to resolve the matters. Internal and external lawyers are used for these assessments. In making the decision regarding the need for a provision, management considers whether the Company has an obligation as a result of a past event, whether it is probable that an outflow or cash or other resources embodying economic benefits will be required to settle the obligation and the ability to make a reliable estimate of the amount of the obligation.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(b)	Details of guarantees

Contingent liabilities on outstanding guarantees and others provided by the Company as of December 31, 2020 are as follows.

(in millions of Won)				Guarantee limit		Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO	POSCO Asia Co., Ltd.	Credit Agricole and others	USD	100,000,000	108,800	100,000,000	108,800
	POSCO-VIETNAM Co., Ltd.	SMBC and others	USD	156,000,000	169,728	156,000,000	169,728
	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	120,000,000	130,560	120,000,000	130,560
	POSCO COATED STEEL (THAILAND) CO., LTD.	SMBC and others	THB	5,501,000,000	199,908	5,501,000,000	199,908
	POSCO Maharashtra Steel Private Limited	SMBC and others	USD	139,784,000	152,085	139,784,000	152,085
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,469,126	783,740,291	852,710
	POSCO ASSAN TST STEEL INDUSTRY	SOCIETE GENERALE and others	USD	146,527,500	159,422	131,874,750	143,479
POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL GLOBAL DEVELOPMENT PTE. LTD. (Formerly, Daewoo Global Development. Pte., Ltd)	Export-Import Bank of Korea and others	USD	186,625,000	203,048	178,750,000	194,480
	POSCO INTERNATIONAL POWER (PNGLAE) LIMITED	KDB bank	USD	43,117,404	46,912	33,167,234	36,086
	GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	Shinhan Bank and others	USD	11,000,000	11,968	11,000,000	11,968
	PT. Bio Inti Agrindo	Export-Import Bank of Korea and others	USD	148,476,103	161,542	146,341,912	159,220
	POSCO ASSAN TST STEEL INDUSTRY	ING	USD	14,652,750	15,942	14,652,750	15,942
	POSCO INTERNATIONAL AMERICA Corp.	Bank Mendes Gans	USD	50,000,000	54,400	29,545,000	32,145
	POSCO INTERNATIONAL SINGAPORE Pte. Ltd..
	POSCO INTERNATIONAL MEXICO S.A. de C.V.
	POSCO INTERNATIONAL Japan Corp.
	POSCO INTERNATIONAL Malaysia SDN BHD
	POSCO INTERNATIONAL Deutschland GmbH
	POSCO INTERNATIONAL Italia S.R.L.
	GRAIN TERMINAL HOLDING PTE. LTD.	Export-Import Bank of Korea and others	USD	27,000,000	29,376	27,000,000	29,376
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO E&C Vietnam Co., Ltd.	POSCO Asia Co., Ltd. and others	USD	42,000,000	45,696	42,000,000	45,696
	Songdo Posco family Housing	Shinyoung securities	KRW	20,000	20,000	20,000	20,000
	JB CLARK HILLS	KOREA INVESTMENT&SECURITIES Co., Ltd.	KRW	60,000	60,000	60,000	60,000
	PT.POSCO E&C INDONESIA	POSCO Asia Co., Ltd. and others	USD	25,900,000	28,179	25,900,000	28,179
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd. and others	USD	1,500,000	1,632	900,000	979
POSCO CHEMICAL CO., LTD	PT.Krakatau Posco Chemical Calcination (formerly, PT.Krakatau Posco Chemtech Calcination)	POSCO Asia Co., Ltd. and others	USD	15,200,000	16,538	10,000,000	10,880
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	USD	13,986,947	15,218	13,986,947	15,218
POSCO ENERGY CO., LTD	PT. KRAKATAU POSCO ENERGY	POSCO Asia Co., Ltd. and others	USD	88,903,407	96,727	88,903,407	96,727
POSCO Asia Co., Ltd.	POSCO America Corporation	SMBC	USD	70,000,000	76,160	70,000,000	76,160
POSCO America Corporation	POSCO AMERICA COMERCIALIZADORA S DE RL DE CV	Bank of America N.A.	USD	37,400,000	40,691	37,400,000	40,691
[Associates and joint ventures]
POSCO	CSP – Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	456,961	370,715,701	403,340
		BNDES	BRL	464,060,000	97,207	464,060,000	97,207
	LLP POSUK Titanium	SMBC	USD	13,500,000	14,688	13,500,000	14,688
	Nickel Mining Company SAS	SMBC	EUR	46,000,000	61,559	46,000,000	61,559
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank	USD	8,225,000	8,949	7,700,000	8,378
POSCO ENGINEERING	New Songdo International City Development, LLC	Others	KRW	686,000	686,000	637,200	637,200
& CONSTRUCTION CO., LTD.	POHANG E&E Coi., LTD	Heungkuk Life Insurance Co., Ltd.	KRW	71,930	71,930	59,425	59,425
	UITrans LRT Co., Ltd.	Kookmin Bank and others	KRW	125,845	125,845	98,284	98,284
	RPSD	Plan-up Sinsajeilcha Co., Ltd	KRW	45,000	45,000	37,000	37,000
	Metropolitan Outer Ring Expressway Co., ltd	Woori Bank and others	KRW	275,989	275,989	14,486	14,486
	Pureun Tongyeong Enviro Co., Ltd.	KDB Bank and others	KRW	22,714	22,714	15,062	15,062
	Pure Gimpo.Co.,Ltd	KDB Bank and others	KRW	44,740	44,740	31,036	31,036
	Clean Iksan Co.,Ltd	SAMSUNG FIRE & MARINE INSURANCE CO.,LTD and others	KRW	44,054	44,054	29,730	29,730
	NEXTRAIN Co., Ltd	Kookmin Bank and others	KRW	634,752	634,752	9,600	9,600
	Chun-cheon Energy Co., Ltd.	Kookmin Bank and others	KRW	149,200	149,200	145,300	145,300
POSCO ICT	UITrans LRT Co., Ltd.	Kookmin Bank	KRW	50,249	50,249	39,820	39,820
	Hyochun Co., Ltd.	Kyobo Securities	KRW	10,325	10,325	10,325	10,325
	Shinahn wind power generation	NH INVESTMENT & SECURITIES CO.,LTD. and others	KRW	17,860	17,860	17,124	17,124
	Metropolitan Outer Ring Expressway Co., Ltd	Woori Bank	KRW	24,920	24,920	1,308	1,308
	Western Inland highway CO.,LTD.	Kookmin Bank	KRW	47,348	47,348
POSCO CHEMICAL CO., LTD	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	Hana Bank	USD	1,140,000	1,240	31,667	34
[Others]
POSCO INTERNATIONAL Corporation	SHERRITT INTERNATIONAL CORP.	Export-Import Bank of Korea	USD	21,818,182	23,738	3,019,552	3,285
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Ecocity CO.,LTD and others	Kookmin Bank and others	KRW	4,236,319	4,236,319	2,284,596	2,284,596
POSCO ICT	BLT Enterprise and others	Hana Bank and others	KRW	192,847	192,847	116,106	116,106
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	11,637,271	9,735	11,637,271	9,735
PT. Bio lnti Agrindo	KSU Mandob	Bank Muamalat	IDR	80,000,000,000	6,192	80,000,000,000	6,192
POSCO Maharashtra Steel Private Limited	MAHARASHTRA STATE ELECTRICITY and others	HSBC and others	INR	188,156,806	2,796	188,156,806	2,796

			USD	3,253,056,293	3,539,326	2,555,913,211	2,780,834
			KRW	6,760,092	6,760,092	3,626,402	3,626,402
			IDR	80,000,000,000	6,192	80,000,000,000	6,192
			INR	188,156,806	2,796	188,156,806	2,796
			THB	5,501,000,000	199,908	5,501,000,000	199,908
			EUR	46,000,000	61,559	46,000,000	61,559
			AUD	11,637,271	9,735	11,637,271	9,735
			BRL	464,060,000	97,207	464,060,000	97,207

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(c)	Other commitments

Details of other commitments of the Company as of December 31, 2020 are as follows:

Description
POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2020, 57 million tons of iron ore and 10 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO has long-term service contracts for the transportation of raw materials. As of December 31, 2020, there are 38 vessels under contracts, and the average remaining contract period is about 9 years.

As of December 31, 2020, POSCO entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment in full or in part of the amount borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of December 31, 2020, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., LTD., a subsidiary of the Company, under construction of new power plant.

POSCO provides a ~~W~~9.8 billion fund supplement agreement for Busan E&E Co., LTD. a subsidiary of our company, at the request of creditors, including the Korea Development Bank.

POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL Corporation operates a ship-to-ship business in which ships are chartered from ship’s owners and leased out to shippers. The Company has entered into a ship purchase agreement with the ship owners and the shippers, which obliges the shippers to pay the agreed amount either at the end of the contract terms or at the agreed termination and to take over the ownership of the vessel from the ship owners. Only if the shipper fails to fulfill its obligation including payment obligation for the purchase of the vessel, the Company is obliged to take over the ship based on the condition that the shipper’s contractual obligations and rights are transferred to the Company. As of December 30, 2021, the amount which is exposed to the ship purchase agreements entered into is USD 208 million.

The Company invested in the Ambatovy Nickel Project (DMSA/AMSA) in Madagascar through the Korea Ambatovy Consortium (KAC) formed with Korea Mineral Resources Corporation (KORES) and STX Corporation. SHERRITT INTERNATIONAL CORP., the operator, transferred a portion of the project’s interests to Sumitomo and AHL (Ambatovy Holdings Limited) in November 2017, and transferred the remaining interests of the project to Sumitomo and AHL2 (Ambatovy Holdins II Limited) in August 2020. KAC has the rights and obligations to the 15.5% stake held by AHL and AHL2.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of December 31, 2020, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has foreign currency guarantee of up to USD 2,495 million and uses USD 830 million with Woori Bank and others.

As of December 31, 2020, the out standing balance of loans related to major liability compliance agreements is ~~W~~165 billion from development of Pangyo the First Park Project. If the responsibility is not fulfilled, the obligation is to compensate for damages of principal and interest. In addition, according to the project agreements related to redevelopment and reconstruction projects, the Company has an agreement to compensate the Korea Housing and Urban Guarantee Corporation for damages of principal and interest amounting to ~~W~~1,249,107 million(limited to ~~W~~2,396,320 million). Futhermore, the Company provides agreements of construction completion (compensation for non-performance) in connection with a number of implementation and union business projects.

POSCO ICT	As of December 31, 2020, the company is provided with a guarantee of ~~W~~134,170 million and ~~W~~8,324 million and ~~W~~305 million, respectively, from the Software credit union and the Seoul guarantee insurance company and Engineering credit union.

In connection with 5 projects, including the construction of the Hanam Smart Building, the company is responsible for fulfilling its obligations. If the responsibility is not fulfilled, the Company is liable for damages of principal and interest of lenders (financial institutions that lend to the developer). Outstanding loans related to the liability compliance agreement are worth ~~W~~298.4 billion (loan ceiling ~~W~~352.9 billion) as of December 31, 2020. The company has the right to request the trustee to sell the trust property in the event of a certain reason in the trust contract, such as repaying the liability to the lenders.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(d)	Litigation in progress

1)	Request for Arbitration of NSC Investment and TGC

In March 2019, NSC Investment and TGC(“Applicant”), a former joint venture partner of POSCO ENGINEERING & CONSTRUCTION CO., LTD., in connection with the Songdo International City Development Project in Incheon, filed an arbitration (mediation price: approximately USD 2 billion) for alleged violations of contract by POSCO ENGINEERING & CONSTRUCTION CO., LTD. As of December 31, 2020, the Company has determined that the applicant’s claim is without merit, and did not recognize a provision.

2)	Other litigation

As of December 31, 2020, litigations in progress that POSCO and certain subsidiaries are defendants in legal actions arising from the normal course of business are as follows:

(in millions of Won, in thousands of foreign currencies)
Company	Legal actions	Claim amount		Won equivalent	Descrioption
POSCO	30	KRW	48,719	48,719	Lawsuit on claim for employee right and others(*1)
POSCO INTERNATIONAL Corporation	1	BRL	72,774	15,244	Lawsuit on claim for payment for goods
	1	CAD	79,000	67,411	Lawsuit on claim for damages
	2	INR	4,469,396	66,415	Lawsuit on claim for payment on guarantees and others(*1)
	5	KRW	25,092	25,092	Litigation for confirmation of deposit bond and others
	4	USD	22,966	24,987	Lawsuit on claim for damages and others
	1	PKR	124,775	846	Lawsuit on claim for damages
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	105	KRW	470,021	470,021	Lawsuit on claim for damages and others(*1)
POSCO ICT	2	BRL	7,965	1,668	Lawsuit on claim for damage(*1)
	7	KRW	4,938	4,938	Lawsuit on claim for damages and others(*1)
POSCO A&C	8	KRW	8,668	8,668	Lawsuit on claim for payment on construction and others(*1)
POSCO ENERGY CO., LTD.	4	KRW	11,940	11,940	Lawsuit on claim for damages and others
	2	USD	400,000	435,200	Lawsuit on claim for damages
POSCO E&C CHINA CO., LTD.	4	CNY	43,163	7,206	Lawsuit over contract dispute and others(*1)
POSCO O&M Co., Ltd.	2	KRW	1,080	1,080	Lawsuit on claim for damages
POSCO ENGINEERING (THAILAND) CO., LTD.	2	THB	187,648	6,819	Lawsuit on claim for payment on construction and others
	1	USD	221	241	Lawsuit on claim for payment on construction
eNtoB Corporation	2	KRW	31	31	Lawsuit on claim for damages
POSCO E&C Vietnam Co., Ltd.	1	USD	211	229	Lawsuit on claim for payment on construction
	1	VND	90,158,406	4,246	Lawsuit on claim for payment on construction
Pos-Sea Pte Ltd	2	USD	15,900	17,299	Lawsuit over contract dispute
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	6	TRY	307	45	Lawsuit over industrial accidents and others(*1)
POSCO India Steel Distribution Center Private Ltd.	1	INR	223,795	3,326	Lawsuit on claim for tax restitution
Brazil Sao Paulo Steel Processing Center	4	BRL	3,844	805	Lawsuit on claim for labor and others
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	85	BRL	147,667	30,932	Lawsuit on claim for payment on construction and others(*1)
POSCO ASSAN TST STEEL INDUSTRY	1	USD	325	353	Lawsuit on compensation(*1)
POSCO TMC INDIA PRIVATE LIMITED	2	INR	—	—	Lawsuit on claim for employee laid-off
POSCO America Corporation	1	USD	—	—	Lawsuit on claim for labor
POSCO Center Beijing	1	CNY	741	124	Lawsuit on claim for Deposit Return
POSCO INDIA PROCESSING	1	INR	54,420	809	Lawsuit on claim for damages
POSCO-India Pune Processing	1	INR	2,197,800	32,659	Lawsuit over contract dispute
POSCO CHEMCAL CO., LTD	1	KRW	15,383	15,383	Calculation of stock purchase value
POSCO M-TECH	2	KRW	101	101	Lawsuit on claim for damages
POSCO Engineering and Construction India Private Limited	2	INR	522,800	7,769	Lawsuit on claim for payment
POSCO INTERNATIONAL AMERICA Corp.	2	USD	12,106	13,171	Lawsuit on claim for damages
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	1	KRW	3,305	3,305	Lawsuit on claim for payment
POSCO Thainox Public Company Limited	1	KRW	3,506	127	Lawsuit on invalidation of a check
POSCO SPS CORPORATION	1	KRW	3,229	3,229	Lawsuit on claim for damages

(*1)

The Company made a reliable estimate in 85 lawsuits by considering the possibility and amount of expected outflow of resources and recognized ~~W~~59,211 million as provision for legal contingencies and claims.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

For all the other lawsuits and claims, management does not believe the Company has any present obligations and therefore, the Company has not recognized any provisions as of December 31, 2020 for the matters.

(e)	Other contingent circumstances

Other major contingencies for the Company as of December 31, 2020 are as follows:

Company	Description
POSCO	POSCO has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

POSCO INTERNATIONAL Corporation	As of December 31, 2020, POSCO INTERNATIONAL Corporation has provided 30 blank promissory notes and 17 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION Co., LTD.	As of December 31, 2020, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided 32 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans, and has provided joint guarantee of ~~W~~6,066,568 million for guarantee that partners had issued from Korea Housing & Urban Guarantee Corporation and others.

POSCO ICT	As of December 31, 2020, POSCO ICT has provided 6 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

39. Statements of Cash Flows

(a)	Changes in operating assets and liabilities for the years ended December 31, 2020 and 2019 were as follows:

(in millions of Won)	2020		2019
Trade accounts and notes receivable	~~W~~	816,797	430,206
Other receivables		210,630	(163,234)
Inventories		1,717,885	793,883
Other current assets		51,750	42,337
Other non-current assets		(92,068)	(30,010)
Trade accounts and notes payable		594,414	(732,741)
Other payables		(78,997)	2,762
Other current liabilities		(27,932)	94,121
Provisions		(82,146)	(78,183)
Payments of severance benefits		(225,293)	(152,275)
Plan assets		(94,121)	(217,953)
Other non-current liabilities		12,667	(29,702)

	~~W~~	2,803,586	(40,789)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(b)	Changes in liabilities arising from financial activities for the year ended December 31, 2020 and 2019 were as follows:

1) December 31, 2020

(in millions of Won)	Liabilities					Derivatives
	Short-term borrowings		Long-term borrowings	Dividend payable	Finance lease liabilities	that hedge borrowings
Beginning	~~W~~	5,486,333	14,955,280	3,105	675,470	15,524
Changes from financing cash flows		35,525	766,330	(675,684)	(217,312)	4,096
Changes arising from obtaining or losing control of subsidiaries or other business		—	—	—	—	—
The effect of changes in foreign exchange rates		(327,463)	(432,082)	—	(29,728)	—
Changes in fair values		—	—	—	—	159,368
Other changes:
Decrease in retained earnings		—	—	607,411	—	—
Decrease in non-controlling interest		—	—	67,871	—	—
Interest expenses		—	13,684	—	10	—
Increase in lease assets		—	—	—	311,235	—

Ending	~~W~~	5,194,395	15,303,212	2,703	739,675	178,988

2) December 31, 2019

(in millions of Won)	Liabilities					Derivatives
	Short-term borrowings		Long-term borrowings	Dividend payable	Finance lease liabilities	that hedge borrowings
Beginning	~~W~~	7,487,780	12,721,490	8,673	94,754	83,523
Changes from financing cash flows		(2,194,727)	1,900,132	(962,712)	(167,427)	7,657
Changes arising from obtaining or losing control of subsidiaries or other business		(45,589)	(88,966)	324	—	—
The effect of changes in foreign exchange rates		238,869	415,028	(649)	(1,867)	—
Changes in fair values		—	—	—	—	(75,656)
Other changes:
Decrease in retained earnings		—	—	889,900	—	—
Decrease in non-controlling interest		—	—	67,569	—	—
Interest expenses		—	7,596	—	—	—
Initial application of K-IFRS No. 1116		—	—	—	677,370	—
Increase in lease assets		—	—	—	72,640	—

Ending	~~W~~	5,486,333	14,955,280	3,105	675,470	15,524

40. Operating Segments and Geographic Information

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(a)

The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments - steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2020.

(b)

The segment profit or loss does not reflect the consolidation adjustments allocated to each entity and is determined in the same way as the consolidated net income determined by K-IFRS. Segment assets and liabilities are determined based on separate financial statements. There are various transactions of transactions between reporting segments, including disposal of property, plant and equipment and provision of construction services.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(c)	Information about reportable segments as of and for the years ended December 31, 2020 and 2019 were as follows:

1) As of and for the year ended December 31, 2020

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	28,892,877	19,345,222	6,576,170	2,978,527	57,792,796
Internal revenues		15,365,443	12,946,803	1,033,821	2,609,941	31,956,008
Including inter segment revenue		10,545,577	6,413,835	965,409	2,442,961	20,367,782
Total revenues		44,258,320	32,292,025	7,609,991	5,588,468	89,748,804
Interest income		233,833	44,528	103,974	22,607	404,942
Interest expenses		(467,767)	(127,800)	(60,768)	(69,152)	(725,487)
Depreciation and amortization		(3,040,316)	(313,134)	(71,144)	(236,763)	(3,661,357)
Impairment loss on property, plant and equipment and others		(37,623)	(8,226)	(32,184)	(224)	(78,257)
Share of loss of equity-accounted investees, net		(409,889)	(116,074)	(65,409)	(17,631)	(609,003)
Income tax expense		(77,682)	(92,589)	(57,178)	(72,929)	(300,378)
Segment profit		711,883	157,152	150,021	293,513	1,312,569
Segment total assets		71,105,618	13,152,462	7,658,130	9,356,528	101,272,738
Investment in subsidiaries, associates and joint ventures		15,425,607	1,958,333	603,752	907,645	18,895,337
Acquisition of non-current assets		2,819,217	180,005	36,385	451,158	3,486,765
Segment total liabilities		20,976,864	8,804,555	4,260,003	4,896,040	38,937,462

2) As of and for the year ended December 31, 2019

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	32,078,453	22,157,131	6,944,629	3,186,635	64,366,848
Internal revenues		17,729,990	15,467,687	743,376	2,796,306	36,737,359
Including inter segment revenue		12,184,743	8,130,503	686,881	2,638,449	23,640,576
Total revenues		49,808,443	37,624,818	7,688,005	5,982,941	101,104,207
Interest income		211,715	41,739	118,102	28,036	399,592
Interest expenses		(529,743)	(183,129)	(77,005)	(81,778)	(871,655)
Depreciation and amortization		(2,892,901)	(276,817)	(29,266)	(226,693)	(3,425,677)
Impairment loss on property, plant and equipment and others		(497,583)	(131,914)	(1,490)	(3,758)	(634,745)
Share of loss of equity-accounted investees, net		(865,769)	(76,038)	(85,628)	—	(1,027,435)
Income tax expense		(725,448)	(119,044)	(86,106)	(105,171)	(1,035,769)
Segment profit		585,948	165,348	27,789	544,961	1,324,046
Segment total assets		71,153,809	14,482,538	7,653,637	9,212,225	102,502,209
Investment in subsidiaries, associates and joint ventures		15,650,654	1,409,764	527,418	1,062,215	18,650,051
Acquisition of non-current assets		2,275,103	192,805	30,563	404,963	2,903,434
Segment total liabilities		21,101,474	10,184,521	4,584,423	4,454,502	40,324,920

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(d)	Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

1) Revenues

(in millions of Won)	2020		2019
Total revenue for reportable segments	~~W~~	89,748,804	101,104,207
Elimination of inter-segment revenue		(31,956,008)	(36,737,359)

	~~W~~	57,792,796	64,366,848

2) Profit

(in millions of Won)	2020		2019
Total profit for reportable segments	~~W~~	1,312,569	1,324,046
Goodwill and corporate FV adjustments		(74,685)	(80,218)
Elimination of inter-segment profit		550,268	738,809
Income tax expense		236,934	1,070,641

Profit before income tax expense	~~W~~	2,025,086	3,053,278

3) Assets

(in millions of Won)	2020		2019
Total assets for reportable segments	~~W~~	101,272,738	102,502,209
Investment in subsidiaries, associates and joint ventures		(14,697,612)	(14,400,831)
Goodwill and corporate FV adjustments		2,518,590	2,622,409
Elimination of inter-segment assets		(10,006,743)	(11,665,126)

	~~W~~	79,086,973	79,058,661

4) Liabilities

(in millions of Won)	2020		2019
Total liabilities for reportable segments	~~W~~	38,937,462	40,324,920
Goodwill and corporate FV adjustments		263,490	292,124
Elimination of inter-segment liabilities		(7,788,571)	(9,353,090)

	~~W~~	31,412,381	31,263,954

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

5) Other significant items

a)	December 31, 2020

(in millions of Won)	Total segment		Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Consolidated
Interest income	~~W~~	404,942	—	(32,768)	372,174
Interest expenses		(725,487)	806	85,884	(638,797)
Depreciation and amortization		(3,661,357)	(102,385)	142,002	(3,621,740)
Share of profit of equity-accounted investees, net		(609,003)	—	742,300	133,297
Income tax expense		(300,378)	27,655	35,789	(236,934)
Impairment loss on property, plant and equipment and others		(78,257)	(761)	(150,828)	(229,846)

b)	December 31, 2019

(in millions of Won)	Total segment		Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Consolidated
Interest income	~~W~~	399,592	—	(47,208)	352,384
Interest expenses		(871,655)	806	115,138	(755,711)
Depreciation and amortization		(3,425,677)	(109,941)	74,503	(3,461,115)
Share of profit of equity-accounted investees, net		(1,027,435)	—	1,301,176	273,741
Income tax expense		(1,035,769)	28,917	(63,789)	(1,070,641)
Impairment loss on property, plant and equipment and others		(634,745)	—	(70,011)	(704,756)

(e)	Revenue by geographic area for the years ended December 31, 2020 and 2019 was as follows:

(in millions of Won)	2020		2019
Domestic	~~W~~	36,806,651	40,890,972
Japan		1,788,839	2,202,075
China		7,238,063	7,165,271
Indonesia		1,385,059	1,704,493
Asia-other		6,511,982	7,272,100
North America		1,308,943	1,711,859
Europe		1,649,140	1,937,829
Others		1,104,119	1,482,249

	~~W~~	57,792,796	64,366,848

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2020 and 2019

(f)	Non-current assets by geographic area as of December 31, 2020 and 2019 are as follows:

(in millions of Won)	2020		2019
Domestic	~~W~~	27,652,233	27,742,370
Japan		168,269	175,719
China		1,245,181	1,307,847
Indonesia		2,386,862	2,734,512
Asia-other		1,897,618	2,182,263
North America		275,245	221,565
Europe		266,368	306,351
Others		952,578	1,042,046

	~~W~~	34,844,354	35,712,673

Non-current assets by geographic area include investment property, property, plant and equipment, goodwill and other intangible assets.

(g)	There are no customers whose revenue is 10% or more of the consolidated revenue.

41. Events after the Reporting Period

(a)

POSCO CHEMICAL CO., LTD, a subsidiary of the Company, carried out capital increase after the reporting period, and received ~~W~~1,273.5 billion from the increase (including POSCO ~~W~~688.1 billion) on January 21, 2021. The capital increase is part of the company’s mid- to long-term strategy to expand the production facilities of anode materials in response to the demand of lithium-ion battery market.

(b)

Myanmar’s military launched a coup in February 2021, alleging election irregularities in the ruling party, and declared state of emergency for a year with detention of Myanmar’s national adviser Aung San Suu Kyi and senior members of the ruling party’s National League for Democracy. The Company cannot estimate the impact on the Myanmar Gas Field business of POSCO INTERNATIONAL Corporation caused by the coup.